Exhibit 2.1

EXECUTION VERSION

Agreement and plan of merger

by and among

BLUEROCK RESIDENTIAL GROWTH REIT, INC.,

BADGER PARENT LLC,

and

BADGER MERGER SUB LLC

Dated as of December 20, 2021

TABLE OF CONTENTS

Page

Article I.

Definitions

Section 1.1	Certain Specified Definitions	2
Section 1.2	Terms Defined Elsewhere	11

Article II.

THE DISTRIBUTION AND THE MERGER

Article III.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 3.1	Effect on Capital Stock	15
Section 3.2	Exchange of Certificates	16
Section 3.3	Treatment of Company Restricted Stock Awards	19
Section 3.4	Further Assurances	19

Article IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

i

Article V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Article VI.

COVENANTS AND AGREEMENTS

ii

Article VII.

CONDITIONS TO THE MERGER

Section 7.1	Conditions to Each Party’s Obligation to Effect the Merger	72
Section 7.2	Conditions to Obligation of Parent to Effect the Merger	73
Section 7.3	Conditions to Obligation of the Company to Effect the Merger	73

Article VIII.

TERMINATION

Section 8.1	Termination or Abandonment	74
Section 8.2	Effect of Termination	76
Section 8.3	Termination Fees	77

Article IX.

MISCELLANEOUS

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 20, 2021, is by and among Bluerock Residential Growth REIT, Inc., a Maryland corporation (the “Company”), Badger Parent LLC, a Delaware limited liability company (“Parent”), and Badger Merger Sub LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub”) (Parent and Merger Sub are collectively referred to as the “Parent Entities”).

WITNESSETH:

WHEREAS, it is proposed that prior to the Effective Time: (a) the Company will effect a separation of the Company Remainco Business (which will remain with the Company and the Subsidiaries of Company Remainco) and the Spinco Business (which will be conveyed to and vest in Spinco and its Subsidiaries); and (b) the Company will distribute to the holders of shares of Company Common Stock as of the record date for such distribution all of the outstanding shares of Spinco Common Stock (the “Distribution”);

WHEREAS, Parent desires to acquire Company Remainco, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of Company Remainco by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the “MGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), the Company shall be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger, and each outstanding share of Company Common Stock (other than Cancelled Shares) shall be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined and declared that the transactions contemplated by this Agreement, including the Merger, are advisable and in the best interests of the Company and its stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (c) resolved to recommend that the holders of Company Common Stock approve the Merger and (d) directed that the approval of the Merger be submitted for consideration by the Company’s stockholders at a meeting thereof;

WHEREAS, the sole member of Merger Sub has (a) determined that the transactions contemplated by this Agreement, including the Merger, are advisable and in the best interests of Merger Sub and its sole member and (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, Blackstone Real Estate Partners IX L.P. (the “Equity Investor”) is entering into (a) an Equity Commitment Letter and (b) a limited guarantee with the Company pursuant to which the Equity Investor is guaranteeing certain obligations of Parent hereunder (the “Limited Guarantee”); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article I.

Definitions

Section 1.1            Certain Specified Definitions. As used in this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement; provided that any such confidentiality agreement need not contain any standstill or similar provision that would prohibit the making of a non-public Company Takeover Proposal to the Company Board.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided that, with respect to Parent and its Subsidiaries, “Affiliate” shall not include any portfolio company (excluding the Parent Entities and their Subsidiaries (including, following the Closing, the Surviving Company and its Subsidiaries)) affiliated with Blackstone Inc.; provided, further, that the preceding proviso shall not apply with respect to Section 5.14. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Book-Entry Shares” means shares of Company Common Stock that, immediately prior to the Effective Time, are not represented by Certificates but are represented in book-entry form.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to remain closed.

“Certificate” means a stock certificate that, immediately prior to the Effective Time, represents shares of Company Common Stock.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company DRIP” means any of the Company’s dividend reinvestment plans.

“Company Equity Awards” means the awards of LTIP Units and the Company Restricted Stock Awards.

“Company LTIPs” means the Company’s 2014 Equity Incentive Plan for Entities, as amended, and the Company’s 2014 Equity Incentive Plan for Individuals, as amended.

“Company Real Property” means, collectively, the Owned Real Property and the property known as Arium Westside.

“Company Related Parties” means the Company, the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, successors and assignees of the Company and any former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or successors and assignees of any of the foregoing.

“Company Remainco” means the Company after giving effect to the Separation and the Distribution (whether or not the Separation and the Distribution have been consummated as of the relevant time of determination) (it being understood, for the avoidance of doubt, that references to the Subsidiaries of Company Remainco shall mean the Subsidiaries of the Company, other than Spinco and its Subsidiaries, after giving effect to the Separation and the Distribution (whether or not the Separation and the Distribution have been consummated as of the relevant time of determination)).

“Company Remainco Business” means all businesses, operations and activities conducted prior to the Distribution by the Company or any of its Subsidiaries (including as conducted through joint ventures, including Preferred Equity Joint Ventures) other than the Spinco Business.

“Company Restricted Stock Award” means an award of shares of restricted Company Class A Common Stock that is subject to vesting requirements and/or transfer restrictions granted under a Company LTIP.

“Company Superior Proposal” means a written Company Takeover Proposal, substituting “50%” for “15%” in the definition thereof, that the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, (a) would result, if consummated, in a transaction that is more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement and (b) is reasonably likely to be consummated, after taking into account such factors that the Company Board considers to be appropriate (e.g., the timing, likelihood of consummation, legal, financial, regulatory and other aspects of the Company Takeover Proposal, including the financing terms thereof) and any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent (including pursuant to Section 6.3 of this Agreement).

“Company Takeover Proposal” means any bona fide proposal or offer made by any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent and its Affiliates), and whether involving a transaction or series of related transactions, for (a) a merger, share exchange, consolidation, dissolution, liquidation or similar transaction to which the Company is a constituent entity, (b) the direct or indirect acquisition (whether by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) by any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent and its Affiliates), or the direct or indirect stockholders thereof, acquires or would acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of more than 15% of the outstanding shares of Company Common Stock (or equity of the resulting company) or more than 15% of the outstanding voting power of all Company Common Stock (or voting power of the resulting company), in either case of this clause (b), then issued and outstanding (including through the acquisition of options, rights or warrants to purchase, or securities convertible into or exchangeable or redeemable for, such shares of Company Common Stock or equity of the resulting company, including any Company Warrants or Partnership Units) or (c) any sale, lease, exchange, mortgage, pledge, transfer, disposition or similar transaction (whether by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) pursuant to which any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent and its Affiliates), or the direct or indirect stockholders thereof, acquires or would acquire more than 15% of the assets of Company Remainco and its Subsidiaries, on a consolidated basis (as determined on a book value basis, including indebtedness secured solely by such assets) (in each case of this clause (c), including securities of the Subsidiaries of Company Remainco).

“Company Termination Fee” means an amount in cash equal to $60,000,000.

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, loan, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding.

“COVID-19” means SARS-CoV-2 or COVID-19, and any variants or evolutions thereof (including the “Delta” and “Omicron” variants) or any related epidemics, pandemic or disease outbreaks.

“COVID-19 Assistance” means any Law, executive order or executive memo, or U.S., non-U.S., state or local stimulus fund or relief program, intended to address the consequences of COVID-19, including the CARES Act, the Families First Act, the American Rescue Plan Act of 2021, the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health Economic Assistance Liability and Schools Act.

“COVID-19 Measures” means any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or other applicable safety or similar Law, decree, judgment, injunction, order, directive, guidelines or recommendations by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), Families First Act and American Rescue Plan Act of 2021.

“Data Protection Obligation” means all of the following relating to Personal Data or the security of IT Assets: (a) applicable Laws, (b) rules, requirements and binding standards of applicable industry and self-regulatory organizations, (c) material Contracts, and (d) posted or public policies (“Privacy Policies”).

“Distribution Date” means the date on which the Distribution shall occur (subject to the terms and conditions of this Agreement), which date shall be a Business Day selected by the Company in consultation with Parent and, in any event, shall be no less than ten (10) days nor more than twenty-five (25) days after the Declaration Date.

“Environmental Permit” means any Permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Joint Venture Agreements” means the organizational and other governing documents of the Equity Joint Ventures.

“Equity Joint Venture Buyout Agreements” means the agreements set forth on Section 1.1(e) of the Company Disclosure Schedule.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Existing Credit Agreements” means (1) that certain Amended and Restated Credit Agreement, dated as of March 6, 2020, by and among Bluerock Residential Holdings, L.P., Bluerock Residential Growth REIT, Inc., KeyBank National Association, as agent, and the other lenders and parties from time to time party thereto and (2) that certain Second Amended and Restated Credit Agreement, dated as of November 6, 2019, by and among Bluerock Residential Growth REIT, Inc. and BRG KB Borrower, LLC, KeyBank National Association, as agent, and the other lenders and parties from time to time party thereto, as first amended on October 20, 2020, and as second amended on September 21, 2021.

“Financing Entities” means each debt provider (including each agent and arranger) that commits to provide Debt Financing to Parent; provided that neither Parent nor any of its Affiliates shall be a Financing Entity.

“Financing Parties” means each Financing Entity, and their respective Representatives and Affiliates; provided that neither Parent nor any of its Affiliates shall be a Financing Party.

“Governmental Entity” means any federal, state, local or foreign government or political subdivision thereof, any transnational governmental organization or any court of competent jurisdiction, arbitral tribunal, administrative agency or commission or other governmental authority, official, arbitrator or instrumentality, domestic or foreign.

“Hazardous Materials” means all substances, materials or wastes defined or regulated as hazardous, toxic, a pollutant or a contaminant under, or that could give rise to Liability under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, urea-formaldehyde insulation, lead, radon, mold, per- and polyfluoroalkyl substances, 1,4-dioxane, any hazardous waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

“Intellectual Property” means all worldwide intellectual property rights, including all (i) trademarks, service marks, trade names, logos, domain names, social and mobile media identifiers, and other indicators of source or origin along with the goodwill associated therewith; (ii) inventions, designs and patents; (iii) copyrights (including copyrights in IT Assets); (iv) trade secrets, methods, processes, and know-how; and (v) all registrations and applications for the foregoing.

“Intervening Event” means a material Change which (a) was unknown to (or, if known, the material consequences of which were not known or reasonably foreseeable by) the Company Board as of the date of this Agreement and (b) becomes known to the Company Board prior to the receipt of the Company Stockholder Approval; provided, however, that: (i) the receipt, existence of or terms of an Inquiry or Company Takeover Proposal will not constitute an Intervening Event and (ii) changes in the market price or trading volume of the Company Common Stock or Company Preferred Stock or the fact that the Company, Company Remainco or Spinco meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period, in and of themselves, will not constitute an Intervening Event (provided, however, that the underlying causes of such Changes shall not be excluded by this clause (ii)).

“IT Assets” means computers, hardware, software and software platforms, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment.

“Joint Venture Agreements” means, collectively, the Equity Joint Venture Agreements and the Preferred Equity Joint Venture Agreements.

“Joint Ventures” means, collectively, the Equity Joint Ventures and the Preferred Equity Joint Ventures.

“Knowledge” means (a) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed on Schedule I hereto and (b) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 1.1(k) of the Company Disclosure Schedule.

“Lessor Ground Lease” means, collectively, that certain Ground Lease Agreement, dated as of March __, 2020, between BRG Ground Lease Owner, LLC, as Landlord, and Zoey Austin LLC, as Tenant, and that certain Leasehold Financing Agreement, dated as of March __, 2020, between Citizens Bank, N.A., BRG Ground Lease Owner, LLC and Zoey Austin LLC.

“Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

“Lien” means any mortgage, lien, pledge, security interest, charge, conditional or installment sale agreement, Transfer Right, title retention agreement, deed of trust, right of way, easement, or encumbrance of any kind, other than restrictions on transfer arising under applicable securities Laws and non-exclusive licenses of Intellectual Property granted in the ordinary course of business.

“LTIP Units” has the meaning set forth in the Company LTIPs.

“Operating Partnership” means Bluerock Residential Holdings, L.P.

“Operating Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of Bluerock Residential Holdings, L.P., as amended, modified or supplemented from time to time.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive or award of a Governmental Entity, whether civil, criminal or administrative.

“Parent Related Parties” means the Parent Entities and the Equity Investor, the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Financing Parties, Affiliates, members, managers, general or limited partners, stockholders, successors and assignees of any of the Parent Entities or the Equity Investor and any former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Financing Parties, Affiliates, members, managers, general or limited partners, stockholders, or successors and assignees of any of the foregoing.

“Parent Termination Fee” means an amount in cash equal to $200,000,000.

“Permitted Lien” means (a) any Lien for Taxes (x) not yet due or payable or not yet delinquent or (y) that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established by the Company or Parent, as applicable, in accordance with GAAP, (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens in the ordinary course of business (i) with respect to Liabilities that are not yet due and payable or, if due, are not delinquent, (ii) that are being contested in good faith by appropriate proceedings and (x) for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof in accordance with GAAP or (y) which do not exceed, in the aggregate, $2,000,000, (c) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions but only to the extent that non-compliance, individually or in the aggregate, does not materially interfere with the present use of the affected Company Real Property or business operations of Company Remainco or Parent, as applicable, and its Subsidiaries and their assets, (d) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (e) Liens relating to intercompany borrowings among a Person and its wholly owned Subsidiaries (in the case of Company Remainco, not including Spinco and any of its Subsidiaries), (f) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens, but not including any monetary Liens, for which title insurance coverage has been obtained pursuant to a title insurance policy issued to the Company or any Subsidiary of the Company prior to the date hereof, (g) the terms of the Arium Westside Lease, and all right and title of The Atlanta Development Authority and any Liens thereon permitted pursuant to the terms of the Arium Westside Lease, (h) Liens securing the Existing Real Property Loans, (i) Liens securing indebtedness (A) permitted to be entered into pursuant to the terms of Section 6.1 (provided in the case of (x) the real property owned or leased, directly or indirectly by Company Remainco or any Subsidiary of Company Remainco or (y) the direct or indirect interests in any owner of real property pursuant to this clause (i)(A), this clause (i)(A) shall be limited to Existing Real Property Loans and Initial Preferred Equity Loans) and (B) under the Existing Credit Agreements, Existing Real Property Loan Documents and the Initial Preferred Equity Loans and (j) any other non-monetary Liens that would not reasonably be expected to, individually or in the aggregate, materially adversely impair the current use, operation or value of the subject real property or asset.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity and any permitted successors and assigns of such person.

“Personal Data” means any information that: (i) alone or in combination with other information, allows the identification of or contact with an individual natural person or household or can be used to identify an individual natural person or household and/or (ii) is defined as “personal data,” “personal information,” “personally identifiable information,” “PII,” “cardholder data” or any similar term by applicable Law or the Payment Card Industry Data Security Standard.

“Preferred Equity Joint Venture Agreements” means the organizational and other governing documents of the Preferred Equity Joint Ventures.

“Prior Sale Agreement” means any purchase or sale Contract relating to any fee interest in real property or leasehold interest in any ground lease (or any direct or indirect equity interest in any Subsidiary owning or leasing any real property) which real property or equity interest was conveyed, transferred, assigned or otherwise disposed of by Company Remainco or any Subsidiary of Company Remainco since January 1, 2019.

“Proceeding” means any action, suit, claim, hearing, investigation, arbitration, litigation or other proceeding, in each case, by or before any Governmental Entity.

“Qualified REIT Subsidiary” means a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code.

“REIT” means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Separation” means the separation of the Company Remainco Business from the Spinco Business.

“Separation Documentation” means a separation and distribution agreement and such other agreements as are customary for public company spin-off transactions that are entered into by the Parties (as defined in the Separation Principles) (and/or Subsidiaries thereof) in connection with the Separation or the Distribution, which shall contain terms consistent with the Separation Principles and other terms that are customary for a public company spin-off transaction in conjunction with a business combination transaction with a third party involving the public company or the spun-off company, and which agreements shall be reasonably acceptable to Parent.

“Separation Principles” means the separation principles set forth in Annex A, as such principles may be amended from time to time in accordance therewith.

“Spinco” means Bluerock Homes Trust, Inc., a Maryland corporation and currently a direct wholly owned Subsidiary of the Company, which, at the time of the Distribution, directly or indirectly through its Subsidiaries, will hold all of the Spinco Business and none of the Company Remainco Business (it being understood, for the avoidance of doubt, that references to Spinco or the Subsidiaries of Spinco shall mean Spinco or the Subsidiaries of Spinco, as applicable, after giving effect to the Separation and the Distribution (whether or not the Separation and the Distribution have been consummated as of the relevant time of determination)).

“Spinco Business” means, subject to the following sentence, (a) the Company’s and its current and former Subsidiaries’ business, operations and activities (as conducted prior to the Distribution (including as conducted through joint ventures)) of investing in, owning, operating and leasing single-family residential real estate properties and (b) any terminated, divested or discontinued businesses, operations and activities to the extent, at the time of termination, divestiture or discontinuation, related to the business, operations and activities described in clause (a) as then conducted. The Company and the Parent Entities agree that the “Spinco Business” shall, except as otherwise expressly set forth in the Separation Principles, include only the business described in the immediately prior sentence and not any other businesses, operations or activities of the Company or any of its Subsidiaries (including as conducted through joint ventures), including the Company’s and its Subsidiaries’ business of investing in, owning, operating and leasing multi-family residential real estate properties.

“Spinco Common Stock” means the common stock of Spinco.

“Spinco Registration Statement” means the registration statement on Form 10 (or Form S-1 or Form S-11 if the conditions to the use of Form 10 described in Staff Legal Bulletin No. 4 issued by the SEC are not expected to be satisfied or if the Company so reasonably determines in consultation with Parent in response to the request or requirement of the SEC) to be filed with the SEC relating to the Distribution, as amended or supplemented from time to time.

“Stockholders Agreement” means that certain Stockholders Agreement, dated October 31, 2017, among the Company and the stockholders party thereto.

“Sublease” means that certain Sublease, dated as of February 15, 2019, between AllianceBernstein L.P., as sublandlord, and Bluerock Real Estate, L.L.C. and Bluerock Residential Growth REIT, Inc., collectively as subtenant, for a portion of the 32nd Floor, 1345 Avenue of the Americas, New York, New York.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, trust or other form of legal entity of which (a) such first Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) of which such first Person is a general partner or managing member.

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes imposed by any Taxing Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, environmental, stamp, occupation, premium, alternative or add-on minimum, and property (real or personal) taxes, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

“Tax Protection Agreement” means any agreement to which the Company, Company Remainco or any Subsidiary thereof is a party pursuant to which, in connection with the deferral of income Taxes of a holder of equity of a Subsidiary of Company Remainco (including holders of Partnership Units), Company Remainco or any of its Subsidiaries has agreed to (a) maintain a minimum level of debt or continue a particular debt or allow such holder to guarantee any debt, (b) retain or not dispose of assets for a period of time that has not since expired, (c) only dispose of assets in a particular manner, (d) use (or refrain from using) a specified method of taking into account book tax disparities under Section 704(c) of the Code with respect to one or more properties contributed to such Subsidiary by such holder and/or (e) use (or refrain from using) a particular method of allocating one or more Liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code.

“Tax Return” means any return, declaration, report or similar filing filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes and including any schedule, attachment or amendment thereto.

“Taxable REIT Subsidiary” means a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“Transfer Right” means, with respect to Company Remainco or any Subsidiary thereof, a buy/sell, put option, call option, redemption right, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer, right of first refusal or right that is similar to any of the foregoing, pursuant to the terms of which Company Remainco or any Subsidiary thereof could be required to purchase or sell the applicable equity interests of any Person or any real property.

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

Section 1.2            Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Actions	9.4(b)
Agreement	Preamble
Arium Westside Acquisition	6.23
Arium Westside Lease	4.15(b)
Articles of Merger	2.4
Assumption Documents	6.13(b)(i)
Blackstone	6.5(c)
Cancelled Shares	3.1(a)(ii)
CARES Act	See definition of COVID-19 Measures, 1.1
Certificate of Merger	2.4
Change	4.1(c)
Chosen Courts	9.4(b)
Clearance Date	6.4(a)
Closing	2.3
Closing Date	2.3
Common Units	4.3(a)
Company	Preamble
Company Acquisition Agreement	6.3(e)
Company Adverse Recommendation Change	6.3(e)
Company Board	Recitals
Company Class A Common Stock	4.2(a)
Company Class C Common Stock	4.2(a)
Company Common Stock	4.2(a)
Company Disclosure Schedule	Article IV
Company Intellectual Property	4.16(a)
Company Material Adverse Effect	4.1(c)
Company Material Contracts	4.17(a)
Company Organizational Documents	4.1(b)
Company Preferred Stock	4.2(a)
Company Recommendation	4.4
Company SEC Documents	4.6(a)
Company Series A Preferred Stock	4.2(a)
Company Series B Preferred Stock	4.2(a)
Company Series C Preferred Stock	4.2(a)
Company Series D Preferred Stock	4.2(a)
Company Series T Preferred Stock	4.2(a)
Company Stockholder Approval	4.4
Company Stockholders’ Meeting	6.4(b)
Company Termination Fee Escrow Agreement	8.3(a)
Company Transaction Litigation	6.10
Company Warrant	6.18
Confidentiality Agreement	6.2(c)
Covered Persons	6.8(a)
D&O Insurance	6.8(c)
Debt Financing	6.13(a)

Declaration Date	2.1
Delayed Closing Date	8.1(i)
Distribution	Recitals
DLLCA	Recitals
Draft Audited Spinco Financial Statements	4.6(d)
DSOS	2.4
Effective Time	2.4
Enforceability Exceptions	4.4
Enforcement Expenses	8.3(d)
Environmental Laws	4.10
Equity Commitment Letter	5.12(a)
Equity Financing	5.12(a)
Equity Investor	Recitals
Equity Joint Ventures	4.3(a)
Existing Lender	6.13(b)(i)
Existing Real Property Loan Documents	4.17(a)(iv)
FCPA	4.9(c)
GAAP	4.6(b)
Initial Preferred Equity Loans	4.15(g)
Inquiry	6.3(a)
IRS	8.3(a)
Laws	4.9(a)
Leases	4.15(e)
Liability Limitation	9.5(c)
Limited Guarantee	Recitals
Match Period	6.3(f)
Merger	Recitals
Merger Amounts	5.12(c)
Merger Consideration	3.1(a)(iii)
Merger Sub	Preamble
Mezzanine Loan Documents	4.15(f)
Mezzanine Loans	4.15(f)
MGCL	Recitals
Notice of Intervening Event Period	6.3(e)
Outside Date	8.1(b)
Owned Real Property	4.15(a)
Parent	Preamble
Parent Entities	Preamble
Parent Material Adverse Effect	5.1(b)
Parent Termination Fee Escrow Agreement	8.3(b)
Parent-Approved Transaction	6.21
Participation Agreements	4.17(a)(viii)
Participation Interest	4.17(a)(viii)
Partnership Organizational Documents	4.1(b)
Partnership Units	4.3(a)
Paying Agent	3.2(a)

Payment Fund	3.2(b)
Permits	4.9(b)
Preferred Equity Joint Ventures	4.3(b)
Preferred Real Property	4.15(g)
Preferred Stock Redemption Amount	6.17
Preferred Stock Redemption Notice	6.17
Preferred Units	4.3(a)
Privacy Policies	See definition of Data Protection Obligation, 1.1
Proxy Statement	4.13
Qualifying REIT Income	8.3(a)
Qualifying Transaction	8.3(a)
Reimbursement Obligations	6.13(a)(ii)
Rent Roll	4.15(e)
Representatives	5.14
Sarbanes-Oxley Act	4.6(a)
Series B Preferred Units	4.3(a)
Series C Preferred Units	4.3(a)
Series D Preferred Units	4.3(a)
Series T Preferred Units	4.3(a)
Special Pre-Closing Dividend	6.16(a)
Specified Date	4.2(a)
Subject Debt	6.13(b)(i)
Surviving Company	2.2
Takeover Statute	4.21
Third Party	4.17(a)(viii)
Transaction Approvals	4.5(a)
Transfer Taxes	9.2(b)
Unaudited Spinco Financial Statement	4.6(d)
Warrant Agreements	4.17(a)(xi)

Article II.

THE DISTRIBUTION AND THE MERGER

Section 2.1            The Separation and the Distribution. The Company shall, subject to applicable Law, use commercially reasonable efforts to, as promptly as reasonably practicable following the date hereof, and shall be permitted to, consummate the Separation and the Distribution as contemplated by, and subject to the applicable terms and conditions of, the Separation Documentation (provided that, in no event shall the Company be required to effect the Separation or the Distribution prior to the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing, and other than the condition set forth in Section 7.1(c))). Each of the Company and Parent shall cooperate reasonably with each other, and shall cause their respective controlled Affiliates to so cooperate, such that the Distribution shall be effected on the Closing Date, prior to the Effective Time. The Company shall publicly announce the Company Board’s declaration of the Distribution on a date (the “Declaration Date”) that is no later than the second (2nd) Business Day following the satisfaction of the condition set forth in Section 7.1(b).

Section 2.2            The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the MGCL and the DLLCA, the Company shall be merged with and into Merger Sub, whereupon the separate corporate existence of the Company shall cease, and Merger Sub shall continue its existence under Delaware law as the surviving company in the Merger (the “Surviving Company”) and a wholly owned Subsidiary of Parent.

Section 2.3            Closing. The closing of the Merger (the “Closing”) shall take place (a) at 10:00 a.m. New York City time remotely by exchange of documents and signatures (or their electronic counterparts) on the third Business Day following the day on which the last of the conditions set forth in Article VII to be satisfied or waived (other than (x) those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing and (y) the condition set forth in Section 7.1(c), but subject to the satisfaction of such condition prior to the Effective Time) shall be satisfied or waived in accordance with this Agreement (provided that, in any event the Closing shall not occur prior to the Distribution Date) or (b) at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.4            Effective Time. On the Closing Date, (i) the Company and Merger Sub shall file with the State Department of Assessments and Taxation of the State of Maryland articles of merger (the “Articles of Merger”), executed in accordance with, and containing such information as is required by, the applicable provisions of the MGCL and (ii) Merger Sub shall file with the Secretary of State of the State of Delaware (the “DSOS”) a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the applicable provisions of the DLLCA, in each case, in order to effect the Merger. The Merger shall become effective upon the later of (i) such time as the Articles of Merger have been accepted for record by the State Department of Assessments and Taxation of the State of Maryland, (ii) the filing of the Certificate of Merger with the DSOS or (iii) such other time as may be agreed between the parties hereto and specified in the Articles of Merger and Certificate of Merger in accordance with the relevant provisions of the MGCL and the DLLCA (such time is hereinafter referred to as the “Effective Time”); provided that in no event shall the Effective Time occur at or prior to the effective time of the Distribution or be later than the Closing Date.

Section 2.5            Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the MGCL and the DLLCA.

Section 2.6            Organizational Documents of the Surviving Company.

(a)               At the Effective Time, the certificate of formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

(b)               At the Effective Time, the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the limited liability company agreement of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law; provided that the limited liability company agreement of the Surviving Company shall contain provisions with respect to exculpation of, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time as required by Section 6.8.

Section 2.7            Officers. Except as otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 2.8            Tax Treatment of the Merger. The Company and the Parent Entities intend that, for U.S. federal (and applicable state and local) income tax purposes, (a) the Merger will be treated as a taxable sale by the Company of all of the Company’s assets (for the avoidance of doubt, after taking into account the Separation and Distribution) to Merger Sub (or, if Merger Sub is a “disregarded entity,” its regarded owner for U.S. federal income tax purposes) in exchange for the Merger Consideration, the Preferred Stock Redemption Amount, the assumption of all of the Company’s liabilities (for the avoidance of doubt, after taking into account the Separation and Distribution), and any other applicable amounts, immediately followed by the distribution of the Merger Consideration and the Preferred Stock Redemption Amount (and any other applicable amounts) by the Company to the holders of equity interests in the Company, which distribution, together with the Distribution, shall be treated as a distribution in liquidation of the Company pursuant to Revenue Ruling 69-6, 1969-1 C.B. 104, Section 331(a) of the Code and Section 562(b)(1) of the Code, and (b) this Agreement constitutes, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income tax purposes pursuant to which the Distribution and the distribution of the Merger Consideration and the Preferred Stock Redemption Amount (and any other applicable amounts) to the holders of equity interests in the Company in complete liquidation of the Company is effectuated.

Article III.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 3.1            Effect on Capital Stock.

(a)               At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or any holder of the following securities:

(i)                 Limited Liability Company Interests of Merger Sub. Each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding limited liability company interest of the Surviving Company and shall not be affected by the Merger.

(ii)              Cancellation and Conversion of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent or any wholly owned Subsidiaries of Parent or the Company, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (such shares of Company Common Stock, the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii)            Conversion of Shares of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) shall be automatically converted into the right to receive $24.25 in cash, without interest (the “Merger Consideration”), as may be adjusted pursuant to Section 3.1(c) or Section 6.16.

(iv)             Treatment of Company Preferred Stock. Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time shall be redeemed in accordance with the terms of Section 6.17, and from and after the Effective Time, shall no longer be deemed outstanding and all rights of the holders of such shares shall terminate, except that such holders shall retain the right to receive, and shall receive, payment of the applicable portion of the Preferred Stock Redemption Amount in accordance with the terms of Section 6.17.

(b)               Shares of Dissenting Stockholders. No dissenters’ or appraisal rights, or rights of an objecting stockholder, will be available with respect to the Merger, including any right or remedy under Subtitle 2 of Title 3 of the MGCL.

(c)              Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change to provide the holders thereof the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 3.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement; provided, further, that (i) nothing in this paragraph shall prohibit any action by the Company or any of its Subsidiaries to be taken as required by the Separation Documentation and (ii) no adjustment shall be made pursuant to this paragraph as a result of or in respect of the Separation or the Distribution to the extent such action is required by the Separation Documentation.

Section 3.2            Exchange of Certificates.

(a)               Appointment of Paying Agent. Prior to the Closing, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration and shall enter into a paying agent agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities under this Agreement.

(b)               Deposit of Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of shares of Company Common Stock (other than Cancelled Shares), cash sufficient to pay the aggregate Merger Consideration (such cash, the “Payment Fund”), except as otherwise provided in Section 3.3.

(c)               Exchange Procedures. As promptly as practicable (and no later than the fifth Business Day) after the Effective Time, Parent shall cause the Paying Agent to mail or otherwise deliver (i) to each holder of record of one or more Certificates whose shares of Company Common Stock were converted into the right to receive the Merger Consideration payable pursuant to Section 3.1(a)(iii), (A) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall be in customary form and contain customary provisions) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and (ii) to each holder of record of Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration payable pursuant to Section 3.1(a)(iii), instructions for use in effecting the surrender of such Book-Entry Shares in exchange for the Merger Consideration. Each holder of record of one or more Certificates, upon surrender to the Paying Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by Parent or the Paying Agent, and each holder of record of Book-Entry Shares, upon surrender to the Paying Agent of such Book-Entry Shares (which shall be deemed surrendered upon receipt by the Paying Agent of an “agent’s message” in customary form or such other evidence as the Paying Agent may reasonably request), shall be entitled to receive in exchange therefor the amount of Merger Consideration to which such holder is entitled pursuant to Section 3.1(a)(iii) (less such amounts as are required to be withheld or deducted under applicable Tax Law with respect to the making of such payment), and the Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered if such Certificate or Book-Entry Share shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.2(c), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration. No interest shall be paid or shall accrue on any payment to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article III.

(d)               No Further Ownership Rights in Company Common Shares. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 3.2(c), without interest and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Company, Parent or the Paying Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III.

(e)               Investment of Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided that any such investments shall be in obligations of, or guaranteed by, the United States government; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III, and following any losses from any such investment, Parent shall promptly provide or cause to be provided additional funds to the Paying Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses, which additional funds shall be deemed to be part of the Payment Fund.

(f)                Termination of Payment Fund. Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 12 months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any holder of Certificates or Book-Entry Shares that has not theretofore complied with this Article III shall thereafter look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration that such holder has the right to receive pursuant to this Article III, without any interest thereon.

(g)               No Liability. Subject to applicable Law, none of Parent, the Company, the Surviving Company, Merger Sub or the Paying Agent, or any employee, officer, director, manager, member, agent or Affiliate thereof, shall be liable to any Person in respect of any portion of the Payment Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Subject to applicable Law, notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article III that remains undistributed to the holders of Certificates and Book-Entry Shares as of immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(h)               Withholding Rights. Each of the Company, the Surviving Company, Parent, Merger Sub and the Paying Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under applicable Tax Law. To the extent that any amounts are so deducted, withheld and remitted to the appropriate Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(i)                 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the reasonable satisfaction of Parent and the Paying Agent and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 3.2(f), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration in accordance with the terms of this Agreement.

Section 3.3            Treatment of Company Restricted Stock Awards.

(a)               At the Effective Time, each Company Restricted Stock Award that is outstanding as of immediately prior to the Effective Time, shall be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive (without interest and less such amounts as are required to be withheld or deducted under applicable Tax Law with respect to the vesting of such Company Restricted Stock Award and/or the making of such payment) an amount in cash equal to (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration.

(b)               Parent, the Company and the Surviving Company shall cooperate to cause the payment due pursuant to this Section 3.3 to be made promptly following the Effective Time, including that the Surviving Company shall cause payments due to current and former employees to be paid through its payroll system or payroll provider in no event later than five (5) Business Days following the Closing Date.

(c)               At or prior to the Effective Time, the Company Board (or the appropriate committee thereof) shall adopt resolutions approving the treatment of Company Restricted Stock Awards contemplated by this Section 3.3.

Section 3.4            Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, Merger Sub, the Company and the Surviving Company and their respective officers and directors shall execute and deliver all such instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

Article IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly set forth herein, no representations and warranties are being made in this Agreement by the Company with respect to Spinco, its Subsidiaries or the Spinco Business; provided that, in addition to any express references herein to Spinco, its Subsidiaries or the Spinco Business, references to Subsidiaries of the Company in Section 4.5, Section 4.6, Section 4.7 and Section 4.13 shall be deemed to include Spinco and its Subsidiaries. Except (a) as disclosed in any Company SEC Document (excluding any disclosures set forth in any “risk factors,” “forward-looking statements” or “market risk” sections to the extent they are cautionary, predictive or forward-looking in nature) filed with, or furnished to, the SEC since January 1, 2020 and prior to the date hereof and available through the SEC’s Electronic Data Gathering and Retrieval System or (b) as disclosed in the corresponding section of the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent as follows:

Section 4.1            Organization.

(a)               The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               The Company has made available to Parent prior to the date of this Agreement true and complete copies of (i) the Company’s charter (including the related articles supplementaries) and bylaws (collectively, the “Company Organizational Documents”) and (ii) the certificate of limited partnership of the Operating Partnership and the Operating Partnership Agreement (the “Partnership Organizational Documents”), in each case, as amended or supplemented through the date hereof. Each of the Company Organizational Documents and the Partnership Organizational Documents is in full force and effect, and neither the Company nor the Operating Partnership is in violation of any of their provisions in any material respect.

(c)               As used in this Agreement, “Company Material Adverse Effect” means any change, event, circumstance, occurrence or development (each, a “Change”) that has a material adverse effect on the business, operations, assets or financial condition of the Company and its Subsidiaries, taken as a whole, excluding, however, the impact of (i) any Changes in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (A) any Changes in or affecting the domestic or any foreign securities, equity, credit or financial markets or (B) any Changes in or affecting domestic or any foreign interest or exchange rates, (ii) Changes in GAAP or interpretation thereof after the date hereof, (iii) Changes in Law or in the interpretation or enforcement thereof after the date hereof, (iv) Changes in domestic, foreign or global political conditions (including the outbreak or escalation of war, military actions, or acts of terrorism), including any worsening of such conditions threatened or existing on the date of this Agreement, (v) Changes in the business or regulatory conditions generally affecting the residential real-estate industry, (vi) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby or the Separation or the Distribution, including the identity of Parent, Merger Sub or any of their respective Affiliates (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, financing sources, customers, suppliers or partners), (vii) natural disasters or weather or public health developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, mudslides and wildfires, epidemics, pandemics, plagues or disease outbreaks, manmade disasters or acts of God, (viii) any Changes arising out of COVID-19 or the implementation or compliance by the Company and its Subsidiaries of or with any COVID-19 Measures, (ix) a decline in the trading price or trading volume of the Company’s common stock or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries (provided that the underlying causes thereof may be considered in determining whether a Company Material Adverse Effect has occurred if not otherwise excluded hereunder), (x) the failure to meet any internal or analysts’ projections, guidance, budgets, forecasts or estimates (provided that the underlying causes thereof may be considered in determining whether a Company Material Adverse Effect has occurred if not otherwise excluded hereunder; provided, further, that this clause (x) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any internal or analysts’ projections, guidance, budgets, forecasts or estimates), (xi) any action required to be taken or omitted to be taken by this Agreement, (xii) any action taken or omitted to be taken by the Company or any of its Subsidiaries at the written request of Parent, (xiii) any Company Transaction Litigation, (xiv) any breach by Parent or Merger Sub of this Agreement, or (xv) the failure to obtain any approvals or consents from any Governmental Entity or other Person in connection with the transactions contemplated by this Agreement, the Separation or the Distribution; provided, however, that, to the extent such Change referred to in clauses (i), (ii), (iii), (iv), (v), (vii) or (viii) has a disproportionate adverse effect on the business, operations, assets or financial condition of the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the residential real estate industry in the United States, only the incremental disproportionate impact may be taken into account when determining whether there has been or would reasonably be expected to be a “Company Material Adverse Effect,” except to the extent otherwise excluded; provided, further, that clauses (vi) and (xv) shall not apply to the use of Company Material Adverse Effect in Section 4.5 (or Section 7.2(a) as it relates to Section 4.5). The determination of “Company Material Adverse Effect” shall in all events not take into account any Changes to the extent related to Spinco, its Subsidiaries or the Spinco Business.

Section 4.2            Capital Stock and Indebtedness.

(a)               The authorized capital stock of the Company as of the date hereof consists of 750,000,000 shares of common stock, par value $0.01 per share (“Company Common Stock”), and 250,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). Of the authorized shares of Company Common Stock as of the date hereof, 747,509,582 shares have been classified as Class A Common Stock, par value $0.01 per share (the “Company Class A Common Stock”), 804,605 shares have been classified as Class B-1 Common Stock, par value $0.01 per share, 804,605 shares have been classified as Class B-2 Common Stock, par value $0.01 per share, 804,605 shares have been classified as Class B-3 Common Stock, par value $0.01 per share, and 76,603 shares have been classified as Class C Common Stock, par value $0.01 per share (the “Company Class C Common Stock”). Of the authorized shares of Company Preferred Stock as of the date hereof, 10,875,000 shares have been classified as 8.250% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Company Series A Preferred Stock”), 1,225,000 shares have been classified as Series B Redeemable Preferred Stock, par value $0.01 per share (the “Company Series B Preferred Stock”), 4,000,000 shares have been classified as 7.625% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Company Series C Preferred Stock”), 4,000,000 shares have been classified as 7.125% Series D Cumulative Preferred Stock, par value $0.01 per share (the “Company Series D Preferred Stock”), and 32,000,000 shares have been classified as Series T Redeemable Preferred Stock, par value $0.01 per share (the “Company Series T Preferred Stock”). As of December 15, 2021 (the “Specified Date”), (i) 26,365,898 shares of Company Class A Common Stock were issued and outstanding (including 126,489 shares subject to Company Restricted Stock Awards), (ii) 76,603 shares of Company Class C Common Stock were issued and outstanding, (iii) 359,349 shares of Company Series B Preferred Stock were issued and outstanding, (iv) 2,295,845 shares of Company Series C Preferred Stock were issued and outstanding, (v) 2,774,338 shares of Company Series D Preferred Stock were issued and outstanding, (vi) 28,244,755 shares of Company Series T Preferred Stock were issued and outstanding, (vii) 6,384,340 shares of Company Class A Common Stock were subject to issuance pursuant to 319,217 Company Warrants, (viii) 976,087 shares of Company Class A Common Stock and 106,000 shares of Company Series T Preferred Stock were subject to issuance pursuant to dividend reinvestment plans and (ix) no other shares of capital stock or other voting securities of the Company were issued or outstanding. Section 4.2(a) of the Company Disclosure Schedule sets forth as of the Specified Date (x) for each of the Company Warrants that is outstanding as of the Specified Date, the issuance date, the exercise price and the expiration date thereof, and the number of shares of Company Class A Common Stock issuable upon exercise thereof (assuming exercised for cash and not a “net exercise”) and (y) all holders of Company Class C Common Stock and the number of shares thereof held by each such holder.

(b)               All outstanding shares of Company Common Stock and Company Preferred Stock are (and when issued upon exercise of any Company Warrants will be) duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in Section 4.2(a) or as provided in the Company Organizational Documents or the Operating Partnership Agreement, as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, calls, puts, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which any of Company Remainco, Spinco or any of their respective Subsidiaries is a party obligating such party to (i) issue, transfer, convert, exchange or sell any shares of capital stock or other equity or voting interests of the Company or securities convertible into or exchangeable for such shares or equity or voting interests or (ii) grant, extend or enter into any such subscription, option, warrant, call, put, convertible securities, exchangeable securities or other similar right, agreement or commitment relating to the capital stock or other equity interest of the Company. Except as set forth in Section 4.2(a) or as provided in the Company Organizational Documents or the Operating Partnership Agreement, as of the date of this Agreement, there are no outstanding rights, agreements or commitments to which any of Company Remainco, Spinco or any of their respective Subsidiaries is a party (A) obligating such party to repurchase, redeem or otherwise acquire any shares of capital stock or other equity or voting interests of the Company, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company. The Company Board has adopted resolutions to suspend the Company DRIP as promptly as reasonably practicable following the date of this Agreement. As of the date of this Agreement, neither Company Remainco, Spinco nor any of their respective Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company or its Subsidiaries on any matter.

(c)               As of the date of this Agreement, there are no voting trusts or other agreements or understandings by which any of Company Remainco, Spinco or any of their respective Subsidiaries is bound with respect to the voting or registration of the capital stock or other equity interest of the Company.

(d)               Since the Specified Date through the date of this Agreement, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Equity Awards in accordance with their respective terms) or granted any Company Equity Awards or other equity securities. As of the date of this Agreement, except as set forth in Section 4.2(a) or Section 4.3(a), there are no outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by the Company or any Subsidiary of the Company that are linked to the value of the Company Common Stock. The Company does not have a stockholder rights plan in place. Except as set forth in Section 4.2(d) of the Company Disclosure Schedule, the Company has not exempted any Person from the “Aggregate Share Ownership Limit” or the “Common Stock Ownership Limit” or established or increased an “Excepted Holder Limit,” as such terms are defined in the Company Organizational Documents, in each case which exemption or “Excepted Holder Limit” is in effect as of the date hereof.

(e)               As of the date of this Agreement, there is no outstanding indebtedness for borrowed money of the Company and Subsidiaries of the Company in excess of $5,000,000 in principal amount in the aggregate, other than indebtedness in the principal amounts identified by instrument in Section 4.2(e) of the Company Disclosure Schedule.

Section 4.3            Subsidiaries.

(a)               Section 4.3(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, each Subsidiary of Company Remainco and its jurisdiction of incorporation, formation or domicile, including a list of (i) each such Subsidiary that is (A) a Qualified REIT Subsidiary, (B) a Taxable REIT Subsidiary, (C) an entity taxable as a corporation under the Code that is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary or (D) an entity treated for United States federal income tax purposes as a partnership or disregarded entity, (ii) each such Subsidiary of Company Remainco in which a Person other than Company Remainco or a Subsidiary of Company Remainco holds an equity interest as of the date of this Agreement (the “Equity Joint Ventures”) and (iii) the percentage equity interest in each Subsidiary owned by Company Remainco, a Subsidiary of Company Remainco’s or, with respect to the Equity Joint Ventures, any other Person. As of the date hereof, all of the outstanding capital stock of, or other voting securities or ownership or equity interests in, each of the Subsidiaries of Company Remainco as set forth in Section 4.3(a) of the Company Disclosure Schedule is owned by the Company, directly or indirectly, free and clear of any Lien (other than Permitted Liens). As of the date hereof, the Company is, and immediately prior to the consummation of the Separation the Company will be, the sole general partner of the Operating Partnership. As of the Specified Date, there were 32,752,173 issued and outstanding Common Units (as defined in the Operating Partnership Agreement) in the Operating Partnership (of which 26,442,501 were held by the Company together with its wholly owned Subsidiaries as of the Specified Date) (the “Common Units”), 359,349 Series B Preferred Units (as defined in the Operating Partnership Agreement) (the “Series B Preferred Units”) issued and outstanding (all of which were held by the Company as of the Specified Date), 2,295,845 7.625% Series C Cumulative Redeemable Preferred Units (as defined in the Operating Partnership Agreement) (the “Series C Preferred Units”) issued and outstanding (all of which were held by the Company as of the Specified Date), 2,774,338 7.125% Series D Cumulative Redeemable Preferred Units (as defined in the Operating Partnership Agreement) (the “Series D Preferred Units”) issued and outstanding (all of which were held by the Company as of the Specified Date), 28,244,755 Series T Preferred Units (as defined in the Operating Partnership Agreement) (the “Series T Preferred Units” and together with the Series B Preferred Units, Series C Preferred Units and Series D Preferred Units, the “Preferred Units”) issued and outstanding (all of which were held by the Company as of the Specified Date), and 5,196,894 issued and outstanding LTIP Units (of which 2,855,639 were vested as of the Specified Date) (the Common Units, Preferred Units and LTIP Units collectively, the “Partnership Units”). Other than the foregoing, as of the Specified Date no other Partnership Units or other equity interests in the Operating Partnership are issued or outstanding. All outstanding shares of capital stock or other equity interests of each Subsidiary of Company Remainco are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as provided in the Company Organizational Documents or the Partnership Organizational Documents, as of the date hereof, there are no outstanding subscriptions, options, warrants, calls, puts, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (i) issue, transfer, convert, exchange or sell any shares of capital stock or other voting or equity interests of any Subsidiary of Company Remainco or securities convertible into or exchangeable for such shares or voting or equity interests, or (ii) grant, extend or enter into any such subscription, option, warrant, call, put, convertible securities, exchangeable securities or other similar right, agreement or commitment relating to the capital stock or other equity interest of any Subsidiary of Company Remainco. Except as provided in the Company Organizational Documents, the Operating Partnership Agreement or the Equity Joint Venture Agreements, as of the date of this Agreement, there are no outstanding rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (A) obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other voting or equity interests of any Subsidiary of Company Remainco, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Subsidiary of Company Remainco. Each of the Subsidiaries of Company Remainco is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite entity power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Subsidiaries of Company Remainco is duly qualified, authorized or licensed to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. References to “Subsidiary” in this Section 4.3(a) shall be deemed to include the Operating Partnership but not any other Subsidiary of Spinco. Since the Specified Date through the date of this Agreement, the Operating Partnership has not issued or repurchased any Partnership Units or other equity securities.

(b)               Section 4.3(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a complete list of Persons, other than Subsidiaries of the Company, in which Company Remainco or any Subsidiary of Company Remainco directly or indirectly has an equity interest as of the date of this Agreement recorded on the Company’s most recent balance sheet in an amount in excess of $1,500,000, together with Company Remainco’s or its applicable Subsidiary’s direct and indirect ownership interests and stated percentage interests in each such entity (the “Preferred Equity Joint Ventures”).

(c)               Section 4.3(c) of the Company Disclosure Schedule sets forth a list as of the Specified Date of all holders of the Common Units and the LTIP Units and the number of each such Partnership Units held by each such holder.

Section 4.4            Corporate Authority Relative to This Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the approval of the Merger by the affirmative vote of the stockholders entitled to cast a majority of all the votes entitled to be cast on the Merger by the holders of issued and outstanding Company Common Stock (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been (or, in the case of the Separation and the Distribution, at the Closing, will have been) duly and validly authorized by the Company Board and, except for the Company Stockholder Approval and the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the State Department of Assessments and Taxation of the State of Maryland and the filing of the Certificate of Merger with the DSOS, no other corporate action or proceedings on the part of the Company or partnership action or proceedings on the part of the Operating Partnership or vote, consent or approval of the Company’s stockholders or limited partners of the Operating Partnership is necessary to authorize the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated hereby, including the Merger. The Company Board has unanimously (a) determined and declared that the transactions contemplated by this Agreement, including the Merger, are advisable and in the best interests of the Company and its stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (c) resolved to recommend that the holders of Company Common Stock approve the Merger (the “Company Recommendation”) and (d) directed that the approval of the Merger be submitted for consideration by the Company’s stockholders at a meeting thereof, in each case, by resolutions duly adopted, which resolutions, except as permitted by Section 6.3, have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief and any implied covenant of good faith and fair dealing (the “Enforceability Exceptions”).

Section 4.5            Consents and Approvals; No Violation.

(a)               Other than in connection with or in compliance with (i) the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the State Department of Assessments and Taxation of the State of Maryland and the filing of the Certificate of Merger with the DSOS; (ii) the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws; and (iii) the rules and regulations of the NYSE American; (clauses (i) – (iii), collectively, the “Transaction Approvals”), and subject to the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 5.3(a), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is (with or without notice or lapse of time, or both) required to be made or obtained under applicable Law by the Company or any Subsidiary of the Company for the execution, delivery or performance of this Agreement by the Company and its applicable Subsidiaries and the consummation by the Company and its Subsidiaries of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings the failure to make or obtain (x) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (y) would not reasonably be expected to prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date.

(b)               The execution, delivery and performance by the Company of this Agreement do not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (with or without notice or lapse of time, or both), (i) require any consent, notice or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration, notification, purchase, sale or cancellation of, or result in the triggering of any payment or the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or by which it or any of its respective properties or assets is bound or any Permit of the Company or its Subsidiaries, except as (x) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (y) would not reasonably be expected to prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date, (ii) conflict with or result in any violation of any provision of (A) the Company Organizational Documents or the Partnership Organizational Documents or (B) the organizational documents of any Subsidiary of the Company (other than the Operating Partnership) and the Joint Venture Agreements except with respect to this clause (ii)(B) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (iii) conflict with or violate any applicable Laws, except as (x) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (y) would not reasonably be expected to prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date.

Section 4.6            Reports and Financial Statements.

(a)               The Company has timely filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2019 (all such forms, documents and reports filed or furnished by the Company since January 1, 2019, including subsequent to the date hereof, and all supplements, modifications and amendments thereto, the “Company SEC Documents”). As of their respective filing or furnishing dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except in connection with the Separation and Distribution, none of the Subsidiaries of the Company is, or at any time since January 1, 2019 has been, required to file any forms, reports or other documents with the SEC.

(b)               The consolidated financial statements (including all related notes and schedules) of the Company and its Subsidiaries included in or incorporated by reference into the Company SEC Documents (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and the notes thereto, none of which are expected to be material), (ii) were prepared in all material respects in conformity with U.S. generally accepted accounting principles (“GAAP”) (as in effect in the United States on the date of such financial statement) (except, in the case of the unaudited statements, as permitted by the SEC) as applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply as to form in all material respects with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC.

(c)              The Company has made available to Parent prior to the date of this Agreement all comment letters and all material correspondence between the SEC, on the one hand, and the Company, on the other hand, since January 1, 2019 to the date hereof. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents filed or furnished by the Company with the SEC and, as of the date hereof, to the Company’s Knowledge, none of the Company SEC Documents is the subject of ongoing SEC review. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the NYSE American.

(d)               The Company has made available to Parent prior to the date hereof true, correct and complete copies of (x) the draft audited combined balance sheet of the Spinco Business as of December 31, 2020 and the related draft audited combined statements of operations, combined statements of changes in equity and combined statements of cash flows for the period then ended and related notes thereto (the “Draft Audited Spinco Financial Statements”) and (y) the unaudited combined balance sheet of the Spinco Business as of September 30, 2021 (the “Unaudited Spinco Financial Statement”). The Draft Audited Spinco Financial Statements fairly present in all material respects the consolidated financial position of Spinco and its consolidated Subsidiaries as of the date thereof, and the consolidated results of their operations and their consolidated cash flows for the period then ended and were prepared in conformity with GAAP (as in effect in the United States on the date of such financial statement) as applied in the United States on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). The Unaudited Spinco Financial Statement is derived from the consolidated financial statements and books and records of the Company and (subject to normal year-end audit adjustments which are not material) fairly presents in all material respects the consolidated financial position of Spinco and its consolidated Subsidiaries as of the date thereof.

Section 4.7            Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Since January 1, 2019, none of the Company, the Company’s auditors, the Company Board or the audit committee of the Company Board has received any written notification of (a) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting of the Company or (b) any fraud or allegations of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Section 4.8            No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto, except for (a) Liabilities that are reflected or reserved against on the audited consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the annual period ended December 31, 2020 (including any notes thereto) or the unaudited interim consolidated balance sheet of the Company and its Subsidiaries included in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, (b) Liabilities arising in connection with the transactions contemplated by this Agreement or in connection with the Separation or the Distribution, (c) Liabilities incurred in the ordinary course of business since September 30, 2021, (d) Liabilities that have been discharged or paid in full in the ordinary course of business and (e) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.9            Compliance with Law; Permits.

(a)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date, Company Remainco and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with all applicable federal, state, local and foreign laws (including common law), statutes, ordinances, rules, regulations, judgments, Orders, injunctions, decrees or agency requirements of Governmental Entities (collectively, “Laws”) and Data Protection Obligations. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date, since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s Knowledge, other communication from any Governmental Entity regarding any actual or alleged failure of Company Remainco or any of its Subsidiaries to comply with any Law.

(b)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date, Company Remainco and its Subsidiaries hold all authorizations, franchises, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (collectively, “Permits”) necessary for Company Remainco and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted. All such Permits are in full force and effect, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date. No suspension or cancellation of any Permit of Company Remainco or its Subsidiaries is pending or, to the Knowledge of the Company, threatened in writing, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date.

(c)               Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither Company Remainco nor any of its Subsidiaries, nor, to the Company’s Knowledge, any director, officer or employee of Company Remainco, Spinco or any of their respective Subsidiaries, has (i) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977 and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

Section 4.10        Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) Company Remainco and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with applicable Laws intended to protect the environment, natural resources or, to the extent relating to exposure to harmful or deleterious substances, human health and safety (collectively, “Environmental Laws”), and each has all Environmental Permits necessary for the conduct and operation of their respective businesses as presently conducted, and each such Environmental Permit is in full force and effect, (b) none of Company or any of its Subsidiaries has received any written notice, demand, letter or claim alleging that Company Remainco or any of its Subsidiaries is in violation of, or liable under, and there is no Proceeding with respect to Company Remainco or any of its Subsidiaries, or to which Company Remainco or any of its Subsidiaries is a party, pending or, to the Knowledge of the Company, threatened pursuant to, any Environmental Law, including with respect to any suspension or cancellation of any Environmental Permit, (c) none of Company Remainco or any of its Subsidiaries is subject to any judgement, decree or Order relating to compliance with or Liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials, (d) Hazardous Materials are not present at any Company Real Property or any other location for which Company Remainco or any of its Subsidiaries may be liable in quantities or circumstance that would be reasonably expected to result in Liability to Company Remainco or any of its Subsidiaries or adversely affect the use of any Company Real Property and (e) none of Company Remainco or any of its Subsidiaries has assumed or retained as a result of any agreement any Liability under any Environmental Law or regarding Hazardous Materials.

Section 4.11        Absence of Certain Changes or Events. (a) Since December 31, 2020, there has not been any Change that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) since December 31, 2020 until the date of this Agreement, except in connection with process and negotiations resulting in this Agreement, the transactions contemplated by this Agreement and any actions taken to respond to COVID-19 Measures, Company Remainco and its Subsidiaries, taken as a whole, have conducted their respective businesses in all material respects in the ordinary course of business and (c) since September 30, 2021 until the date of this Agreement, except for regular quarterly or monthly cash dividends or cash distributions on the Company Common Stock, Company Preferred Stock and Partnership Units and the regular annual stock dividend on Company Series T Preferred Stock, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Common Stock, Company Preferred Stock or Partnership Units.

Section 4.12        Litigation. (a) There is no Proceeding with respect to Company Remainco or any of its Subsidiaries, or to which Company Remainco or any of its Subsidiaries is a party pending or, to the Knowledge of the Company, threatened that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date and (b) neither Company Remainco nor any of its Subsidiaries is subject to any outstanding Order by a Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date. As of immediately prior to the date of this Agreement, there is no Proceeding to which the Company or any of its Subsidiaries is a party pending or, to the Knowledge of the Company, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 4.13        Company Information. (a) The proxy statement relating to the Company Stockholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will not, at the time the Proxy Statement is first mailed to the Company’s stockholders, at the time of the Company Stockholders’ Meeting or at the time of any amendment or supplement thereof and (b) the Spinco Registration Statement will not, at the time it is filed with the SEC or at the time of any amendment or supplement thereof, at the time it is declared effective by the SEC, at the time it is first mailed to the Company’s stockholders, or on the date of the Distribution, in each case of clauses (a) and (b), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference therein.

Section 4.14        Tax Matters.

(a)               (i) Company Remainco and each of its Subsidiaries have timely filed (taking into account any extension of time within which to file) all income and all other material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) Company Remainco and each of its Subsidiaries have paid (or there have been paid on their behalf) all material Taxes due (whether or not shown as due on any such Tax Return), except, in each case of clauses (i) and (ii), with respect to matters for which adequate reserves have been established, in accordance with GAAP, (iii) adequate reserves or accruals for Taxes have been made in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith; (iv) as of the date of this Agreement, there are not pending, or threatened in writing, any audits, examinations, investigations or other administrative or judicial proceedings in respect of any material Taxes of Company Remainco or any of its Subsidiaries, in each case, other than in respect of matters for which adequate reserves have been established in accordance with GAAP; and (v) there is no waiver of any statute of limitations in respect of material Taxes or an agreement to any extension of time with respect to a material Tax assessment or deficiency in respect of material Taxes of Company Remainco or any of its Subsidiaries (except for automatic extensions of time to file income Tax Returns obtained in the ordinary course of business). No power of attorney with respect to any Tax matter is currently in force.

(b)               Company Remainco and each of its Subsidiaries have complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes.

(c)               There are no Liens for material Taxes on any property of Company Remainco or any of its Subsidiaries other than Permitted Liens.

(d)               Neither Company Remainco nor any of its Subsidiaries was a “controlled corporation” or a “distributing corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in any distribution intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date hereof.

(e)              None of Company Remainco and its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(f)               Neither Company Remainco nor any of its Subsidiaries (A) is or has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or any of its Subsidiaries) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as transferee or successor.

(g)              Neither Company Remainco nor any of its Subsidiaries has (x) entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law), or (y) requested, has received or is subject to any ruling of a Taxing Authority.

(h)              Each Subsidiary of Company Remainco has been since the later of its acquisition by Company Remainco or formation, and continues to be, treated for U.S. federal income tax purposes, as set forth in Section 4.3 of the Company Disclosure Schedule, as (A) a partnership (or a disregarded entity), (B) a Qualified REIT Subsidiary, (C) a Taxable REIT Subsidiary or (D) a REIT.

(i)                The Company (A) for all taxable years commencing with its taxable year ended December 31, 2010 has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, (B) has operated and will continue to operate through the Effective Time in such a manner so as to so qualify for the taxable year that includes the Closing Date, and (C) has not taken or omitted to take any action that could reasonably be expected to result in the Company’s failure to qualify as a REIT and no challenge to the Company’s status as a REIT is pending or, to the Company’s Knowledge, threatened.

(j)                Neither the Company nor any of Company Remainco’s Subsidiaries (x) has engaged in any transaction that reasonably would be expected to give rise to “redetermined rents,” “redetermined deductions,” “excess interest” or “redetermined TRS service income,” in each case as defined in Section 857(b)(7) of the Code, (y) has incurred any liability for Taxes under (I) Section 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6), 857(b)(7), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code or the Treasury Regulations thereunder or (II) Section 856(c)(7)(C) of the Code (for asset test violations) or Section 856(g)(5)(C) of the Code (for violations of qualification requirements applicable to REITs) or (z) has engaged in any transaction that would reasonably be expected to give rise to any “prohibited transactions” tax within the meaning of Section 857(b)(6) of the Code.

(k)              There is no Tax allocation or sharing agreement or similar arrangement with respect to which Company Remainco or any of its Subsidiaries is a party (other than (w) agreements solely between Company Remainco and/or its Subsidiaries, (x) the Operating Partnership Agreement, (y) agreements entered into in connection with the Separation and Distribution (as contemplated by the Separation Principles) and (z) customary arrangements and indemnification or gross up provisions under commercial contracts or borrowings entered into in the ordinary course of business, the primary purpose of which is not Taxes). There are no Tax Protection Agreements in force as of the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Company’s Knowledge threatened to raise, a claim against Company Remainco or any of its Subsidiaries for any breach of any Tax Protection Agreement.

(l)                Neither the Company nor any of its Subsidiaries (other than Taxable REIT Subsidiaries) has or has had any earnings and profits at the close of any taxable year (including the taxable year that includes the Closing Date) that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(m)             Neither Company Remainco nor any of its Subsidiaries holds, directly or indirectly, any asset the disposition of which would be subject to (or to rules similar to) Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code or the Treasury Regulations thereunder).

(n)               The aggregate basis of the assets of Company Remainco and its Subsidiaries (other than Taxable REIT Subsidiaries) exceeds the amount of the liabilities of Company Remainco and its Subsidiaries (other than Taxable REIT Subsidiaries) as determined for U.S. federal income tax purposes.

(o)              Neither Company Remainco nor any of its Subsidiaries: (i) has agreed to make any material adjustment pursuant to Section 481(a) of the Code, (ii) has any Knowledge that the IRS has proposed, in writing, such an adjustment or a change in accounting method with respect to Company Remainco or any of its Subsidiaries or (iii) has any application pending with the IRS or any other Governmental Entity requesting permission for any change in accounting method.

(p)               Neither Company Remainco nor any of its Subsidiaries has (i) made any election to defer any payroll Taxes under the CARES Act or (ii) claimed any Tax credit pursuant to Section 7001 or 7003 of the Families First Coronavirus Response Act of 2020.

Section 4.15        Real Property.

(a)               Section 4.15(a) of the Company Disclosure Schedule sets forth, as of the date hereof, the common street address for all real property owned by Company Remainco or any of its Subsidiaries in fee (the “Owned Real Property”) and sets forth the Subsidiary of Company Remainco owning such Owned Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, Company Remainco or one of its Subsidiaries has good and valid fee simple title to all Owned Real Property, including all buildings, structures and other improvements and fixtures located on or under such real property, in each case free and clear of all Liens (other than Permitted Liens).

(b)               None of Company Remainco or any of its Subsidiaries holds as lessee or sublessee any leasehold or ground lease or ground sublease interest in any real property other than that certain property known as Arium Westside, pursuant to that certain Lease Agreement between The Atlanta Development Authority and Ten Side Holdings, LLC as amended or supplemented through the date hereof (the “Arium Westside Lease”).

(c)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, as of the date hereof, none of the Company or any of its Subsidiaries has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened, with respect to any of the Company Real Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Subsidiaries of Company Remainco have good and valid title to, or a valid and enforceable leasehold interest in, all material personal property held or used by them at the Company Real Property, free and clear of all Liens other than Permitted Liens.

(d)               To the Knowledge of the Company, none of the Company or any of its Subsidiaries have received any written notice of (i) any outstanding violation of any Law, including zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation, for any Company Real Property, or (ii) any default under any agreement evidencing any Lien or other agreement affecting the Company Real Property, except, in each case of the foregoing clauses (i) and (ii), for violations or defaults, as applicable, which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)               Section 4.15(e) of the Company Disclosure Schedule lists each multi-family residential real estate lease, sublease or other right of occupancy to which the Company or a Subsidiary of Company Remainco is a party as landlord with respect to each of the applicable Company Real Properties (the “Leases”) and the unit number, size of unit and base rent (such information in Section 4.15(e) of the Company Disclosure Schedule, the “Rent Roll”), which Rent Roll is accurate as of the applicable date stated therein except such discrepancies as would not reasonably be expected to have a Company Material Adverse Effect, and such Rent Roll is the rent roll used by the Company and the Subsidiaries of Company Remainco in the ordinary course of its business. True and complete copies of the Rent Roll have been made available to Parent.

(f)                Section 4.15(f) of the Company Disclosure Schedule sets forth a correct and complete list of (i) the indebtedness pursuant to which Company Remainco or any Subsidiary of Company Remainco is the lender as of the date hereof (the “Mezzanine Loans”), (ii) the documents and instruments evidencing and securing the Mezzanine Loans and any related intercreditor or similar agreements with respect thereto (the “Mezzanine Loan Documents”), (iii) the common street address for each real property securing the Mezzanine Loans and (iv) as of the date set forth therein, the outstanding principal and current interest with respect to the Mezzanine Loans.

(g)               Section 4.15(g) of the Company Disclosure Schedule sets forth (i) all of the Company Real Property which is held by the Company or a Subsidiary of Company Remainco in respect of which any Third Party currently has a Participation Interest and (ii) the common street address for all real property owned or ground leased by a Preferred Equity Joint Venture or any of its Subsidiaries in whole or in part (the property described in this clause (ii), the “Preferred Real Property”), and setting forth the Joint Venture Agreements or Participation Agreements, as the case may be, pertaining thereto. Except for indebtedness specifically referenced in the Preferred Equity Joint Venture Agreements (the “Initial Preferred Equity Loans”), as of the date hereof, neither the Company nor any Subsidiary of the Company has approved or otherwise consented to the incurrence of indebtedness by any Preferred Equity Joint Venture or its Subsidiaries in excess of $1,000,000 other than trade payables in the ordinary course of business. To the Company’s Knowledge, true, correct and complete copies of the documents evidencing and securing the Initial Preferred Equity Loans have been provided to Parent. To the Company’s Knowledge, the borrower under the Initial Preferred Equity Loans has not received or delivered any written notice of default with respect to the Initial Preferred Equity Loans.

(h)               As of the date hereof, (i) neither the Company nor any Subsidiary of Company Remainco has exercised any Transfer Right with respect to any real property or Person in an amount in excess of $1,500,000, individually or in the aggregate, which transaction has not yet been consummated and (ii) no Third Party has exercised in writing any Transfer Right with respect to any Subsidiary of Company Remainco or Company Real Property, Participation Agreement or Mezzanine Loan Document, which transaction has not yet been consummated.

(i)                 Other than as set forth in Section 4.15(i) of the Company Disclosure Schedule, to the Knowledge of the Company, as of the date hereof, none of Company Remainco or any of the Subsidiary of Company Remainco has received any written notice of any outstanding claims under any Prior Sale Agreements which would reasonably be expected to result in Liability to Company Remainco or any Subsidiary of Company Remainco in an amount, in the aggregate, in excess of $1,500,000.

Section 4.16        Intellectual Property, IT and Data.

(a)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) Company Remainco and its Subsidiaries do not exclusively own any registrations or applications for registration for Intellectual Property, (ii) Company Remainco and its Subsidiaries own or have a valid license to use all trademarks, service marks, trade names, copyrights and patents (including any registrations or applications for registration of any of the foregoing) necessary to carry on their business substantially as currently conducted (collectively, the “Company Intellectual Property”), (iii) neither the Company nor of its Subsidiaries has received any notice of infringement of or conflict with, and to the Knowledge of the Company, there are no such infringements of or conflicts with the Intellectual Property of others with respect to the use of any Company Intellectual Property and/or operation of the Company Remainco Business and (iv) to the Knowledge of the Company, no Person is infringing or violating any of the Company Intellectual Property.

(b)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) Company Remainco and its Subsidiaries have implemented and maintained commercially reasonable data backup, data storage, IT Asset redundancy, security and disaster avoidance and recovery procedures, (ii) the IT Assets used by or on behalf of Company Remainco and its Subsidiaries are adequate for the operation of, and perform, the functions necessary to carry on the conduct of their respective businesses and are free of material viruses, malware or other corruptants and there have been no violations, breaches, outages, corruptions or unauthorized uses of or unauthorized access to same (or any data, including Personal Data, processed by or stored in same).

(c)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no claims pending or, to the Knowledge of the Company, threatened against Company Remainco or its Subsidiaries alleging a violation of any Person’s rights with respect to Personal Data, and (ii) since January 1, 2019, there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of Personal Data collected or processed by or on behalf of Company Remainco or its Subsidiaries in the possession or control of Company Remainco, its Subsidiaries or third-party vendors.

Section 4.17        Material Contracts.

(a)               As of the date of this Agreement, neither Company Remainco nor any of its Subsidiaries is a party to or bound by:

(i)              any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii)             any Contract that expressly imposes any restriction on the right or ability of Company Remainco, any of its Subsidiaries or any of their Affiliates to compete in any material respect with any other Person, in any geographic area or in any type of business, other than non-compete provisions and similar leasing restrictions entered into in the ordinary course of business;

(iii)            any Contract with an express obligation on Company Remainco, its Subsidiaries or any of their Affiliates to conduct business with any third party on a preferential or exclusive basis;

(iv)            any Contract relating to (x) indebtedness for borrowed money (other than intercompany indebtedness owed by the Company or any wholly owned Subsidiary of the Company to any other wholly owned Subsidiary of the Company, or by any wholly owned Subsidiary of the Company to the Company) of Company Remainco or any of its Subsidiaries having an outstanding principal amount in excess of $5,000,000 or any guarantee thereof including “Existing Real Property Loans” as designated in Section 4.17(a)(iv) of the Company Disclosure Schedule (the Contracts evidencing such Existing Real Property Loans, the “Existing Real Property Loan Documents”) or (y) interest rate caps, interest rate collars or hedging (including interest rates, currency, commodities or derivatives) other than those required by the Existing Real Property Loan Documents;

(v)              any Contract that (i) grants any Transfer Right with respect to any Company Real Property or any other material assets, rights or properties of Company Remainco or its Subsidiaries, (ii) is the Arium Westside Lease, (iii) is the Lessor Ground Lease or (iv) is the Sublease or pursuant to which the Company or any Subsidiary of Company Remainco is the lessee or sublessee thereof in excess of 5,000 square feet or a term longer than one year;

(vi)            any Contract that provides for the acquisition, disposition, assignment, transfer or ground leasing (whether by merger, purchase or sale of assets or stock or otherwise) of (A) any real property (including any Company Real Property or Preferred Real Property) to the extent such Contract was executed on or after January 1, 2019 or (B) other material assets (other than acquisitions or dispositions of non-real property assets in the ordinary course of business), including any Transfer Right, which Contract in the case of clause (A), is pending or in the case of clauses (A) and (B), has outstanding obligations as of the date of this Agreement that are reasonably likely to be in excess of $3,000,000;

(vii)          each Contract (A) pursuant to which the Company or any of the Subsidiaries of the Company manages, is a development manager of or is the leasing agent of any real properties for any Third Party or (B) that provides for the provision by a Third Party to Company Remainco or any Subsidiary of Company Remainco or their assets or other real property of property management or similar services or development, construction or similar services, including pursuant to sub-management agreements;

(viii)        any Contract (collectively, the “Participation Agreements”) with any Person other than the Company or a wholly owned Subsidiary of Company Remainco (a “Third Party”) which provides for a right of such Third Party to receive fees or receive a profits interest in, invest, join or partner in (whether characterized as a contingent fee, profits interest, equity interest or otherwise), or have the right to any of the foregoing in any proposed or anticipated investment opportunity, joint venture or partnership with respect to any current or future real property in which the Company or any Subsidiary of Company Remainco has or will have a material interest, including those transactions or properties identified, sourced, produced or developed by such Third Party (a “Participation Interest”);

(ix)             any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management, financing or control of any joint venture, partnership or limited liability company, including the Joint Venture Agreements, but excluding any such Contract solely between Company Remainco and the wholly owned Subsidiaries of Company Remainco or among Company Remainco’s wholly owned Subsidiaries;

(x)               any Contract with an Affiliate of Company Remainco or other Person that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act or with a stockholder owning or controlling 5% or more (based on beneficial ownership or voting power) of outstanding Company Common Stock (including Bluerock Real Estate, L.L.C.), or, to the Company’s Knowledge, any Affiliate or member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of any of the foregoing;

(xi)             any Contract that (x) requires Company Remainco or any of its Subsidiaries to make any investment (in each case, in the form of a loan, capital contribution, preferred equity investment or similar transaction) in any Person (other than a wholly owned Subsidiary of Company Remainco) in excess of $1,500,000, (y) evidences a loan (whether secured or unsecured) made to any other Person in excess of $1,000,000, including the Mezzanine Loan Documents or (z) governs Company Warrants (the “Warrant Agreements”);

(xii)          any Contract that relates to the settlement (or proposed settlement) of any pending or threatened Proceeding, other than any settlement that (A) provides for the payment of less than $2,000,000 in cash (net of any amount covered by insurance or indemnification that is reasonably expected to be received by Company Remainco or any Subsidiary of Company Remainco) and (B) does not restrict the conduct of the business of Company Remainco or any of its Subsidiaries or involve any finding or admission of any violation of Law or wrongdoing by Company Remainco or any of its Subsidiaries; and

(xiii)        except to the extent described in clauses (i) – (xii) above, any Contract that calls for or guarantees (A) aggregate payments by Company Remainco or any of its Subsidiaries of more than $7,500,000 over the remaining term of such Contract or (B) annual aggregate payments by Company Remainco or any of its Subsidiaries of more than $5,000,000.

All contracts of the types referred to in clauses (i) through (xiii) above are referred to herein as “Company Material Contracts.” The Company has made available to Parent true and complete copies of all Company Material Contracts as of the date of this Agreement (including all amendments or supplements thereto).

(b)               Neither Company Remainco nor any Subsidiary of Company Remainco is in (or has received any written claim of) breach of or default in any respect under the terms of any Company Material Contract and, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default in any respect under the terms of any Company Material Contract, and no event has occurred or not occurred through Company Remainco’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach of or default under, result in the termination of or a right of termination, amendment or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit under the terms of any Company Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract (i) is a valid and binding obligation of Company Remainco or the Subsidiary of Company Remainco that is party thereto and, to the Knowledge of the Company, of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no disputes pending or, to the Company’s Knowledge, threatened with respect to any Company Material Contract, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.18        Employees and Benefit Plans.

(a)               Neither Company Remainco nor any Subsidiary of Company Remainco employs or engages any individual service providers.

(b)               Neither Company Remainco nor any Subsidiary of Company Remainco sponsors, maintains or contributes to any employee benefit plans, and neither Company Remainco nor any Subsidiary of Company Remainco has any Liability or obligation, contingent or otherwise, in respect of employees, individual independent contractors or employee benefit plans.

(c)               Neither Company Remainco nor any Subsidiary of Company Remainco is party to an employment agreement or collective bargaining agreement or any other labor-related contract.

Section 4.19        Finders or Brokers. Except as set forth in Section 4.19 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has employed or entered into any agreement with any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger (in the case of Spinco or any of the Subsidiaries of Spinco, solely to the extent the Surviving Company, Parent, Merger Sub or their Affiliates may be liable for such fee following Closing). The Company has furnished to Parent true and complete copies of all Contracts between the Company and the Persons set forth in Section 4.19 of the Company Disclosure Schedule relating to the transactions contemplated by this Agreement, which agreements disclose all fees payable thereunder.

Section 4.20        Opinion of Financial Advisor. The Company Board has received the opinion of Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof as set forth in such opinion, the Consideration (as defined therein) to be received by the holders of shares of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders of shares of Company Common Stock.

Section 4.21        State Takeover Statutes and Appraisal Rights. Assuming the accuracy of the Parent Entities’ representations and warranties set forth in Section 5.10, no state “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other anti-takeover or similar Laws (each, a “Takeover Statute”) is applicable to this Agreement, the Merger, any of the other transactions contemplated by this Agreement or, to the Knowledge of the Company, the Parent Entities. The Company Board has taken all actions necessary to render all potentially applicable Takeover Statutes inapplicable to this Agreement, the Merger, the other transactions contemplated by this Agreement and the Parent Entities.

Section 4.22        Insurance. Section 4.22 of the Company Disclosure Schedule sets forth a correct and complete list of the material insurance policies held by, or for the benefit of, the Company and its Subsidiaries as of the date of this Agreement (excluding any solely for the benefit of the Spinco Business), including the insurer under such policies and the type of and amount of coverage thereunder. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all such insurance policies are in full force and effect, (b) all premiums due and payable thereon have been paid, and (c) neither the Company nor any of its Subsidiaries is in breach of or default under any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2019, neither the Company nor any of its Subsidiaries has received written notice of termination or cancellation or denial of coverage with respect to any insurance policy, or written notice of failure to renew any such insurance policy or refusal of coverage thereunder, or any other notice that such policies are no longer in full force or effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.

Section 4.23        Investment Company Act. Neither the Company nor any Subsidiary of the Company is required to be registered as an investment company under the Investment Company Act of 1940.

Section 4.24        No Other Representations. The Company acknowledges that neither Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub makes, and the Company has not relied on and hereby disclaims, any express or implied representation or warranty with respect to Parent or Merger Sub or their respective businesses or with respect to the accuracy or completeness of any other information provided to the Company in connection with the transactions contemplated by this Agreement (including the Separation and Distribution), other than the representations and warranties contained in Article V, and in any of the Separation Documentation or any certificate delivered in connection with the transactions contemplated by this Agreement, or with respect to future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects). Without limiting the foregoing, the Company acknowledges and agrees that, except for any remedies available under or in connection with this Agreement with respect to the representations and warranties expressly set forth in Article V, in any of the Separation Documentation or in any certificate delivered in connection with the transactions contemplated by this Agreement, neither Parent, Merger Sub nor any other Person shall have or be subject to any liability or other obligation to the Company or its Representatives or Affiliates or any other Person resulting from the Company’s or its Representatives’ or Affiliates’ use of any information, documents or other material made available to the Company or its Representatives or Affiliates.

Article V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1            Organization.

(a)               Each of the Parent Entities is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of the Parent Entities has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of the Parent Entities is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               As used in this Agreement, “Parent Material Adverse Effect” means any Change that would prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger by the Outside Date.

Section 5.2            Corporate Authority Relative to This Agreement.

(a)               Each of the Parent Entities has the requisite limited liability company power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance by the Parent Entities of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the sole member or applicable governing body of each of the other Parent Entities. Except for the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the State Department of Assessments and Taxation of the State of Maryland and the filing of the Certificate of Merger with the DSOS, no other limited liability company action or proceedings on the part of any of the Parent Entities, or other vote of any of the equityholders of any of the Parent Entities, is necessary to authorize the execution and delivery by the Parent Entities of this Agreement or the consummation of the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by the Parent Entities and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of the Parent Entities and is enforceable against the Parent Entities in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b)               The sole member of Parent has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Equity Financing.

(c)               The sole member of Merger Sub has (i) determined that the transactions contemplated by this Agreement, including the Merger, are advisable and in the best interests of Merger Sub and its sole member and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Equity Financing.

Section 5.3            Consents and Approvals; No Violation.

(a)               Other than in connection with or in compliance with the Transaction Approvals, and subject to the accuracy of the Company’s representations and warranties set forth in Section 4.5(a), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is (with or without notice or lapse of time, or both) required to be made or obtained, under applicable Law by a Parent Entity, for the execution, delivery and performance by the Parent Entities of this Agreement and the consummation by the Parent Entities of the transactions contemplated by this Agreement, including the Merger and the Equity Financing, except for such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               The execution, delivery and performance by the Parent Entities of this Agreement do not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby, and compliance with the provisions hereof will not (with or without notice or lapse of time, or both), (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration, notification, purchase, sale or cancellation of, or result in the triggering of any payment or the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of the Parent Entities or any of their Subsidiaries pursuant to, any Contract to which the Parent Entities or any of their Subsidiaries is a party or by which any of them or any of their respective properties or assets are bound, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of formation or limited liability company agreement of any of the Parent Entities or (iii) conflict with or violate any applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4            Litigation; Compliance with Laws. As of the date hereof, (a) there is no Proceeding to which any of the Parent Entities is a party pending or, to the Knowledge of Parent, threatened that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) none of the Parent Entities is subject to any outstanding Order by a Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Parent Entities is in, and since January 1, 2019 have been, in compliance with all applicable Laws and Data Protection Obligations. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2019, none of the Parent Entities has received any written notice or, to the Knowledge of Parent, other communication from any Governmental Entity regarding any actual or alleged failure of any Parent Entity to comply with any Law.

Section 5.5            Parent and Merger Sub Information. The information supplied or to be supplied by Parent or Merger Sub in writing specifically for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 5.6            Finders or Brokers. Neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger for which the Company would be liable if the Closing did not occur.

Section 5.7            Solvency. The Parent Entities are not entering into this Agreement and the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Parent and its controlled Affiliates (including, from and after Closing, the Company). As of the Closing, after giving effect to any indebtedness being incurred on such date in connection herewith, assuming that (x) the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Section 7.1 and Section 7.2 have been satisfied or waived, (y) the representations and warranties set forth in Article IV are true and correct, and (z) the financial projections or forecasts provided by the Company to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, (a) Parent and its Subsidiaries, taken as a whole, will not have incurred indebtedness beyond their ability to pay such indebtedness as they mature or become due, (b) the then present fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay their probable Liabilities (including the probable amount of all contingent Liabilities) and indebtedness as it becomes absolute or matured, (c) the assets of Parent and its Subsidiaries, taken as a whole, at a fair valuation, will exceed their probable Liabilities (including the probable amount of all contingent Liabilities) and indebtedness and (d) Parent and its Subsidiaries, taken as a whole, will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted.

Section 5.8            Merger Sub. Merger Sub is a wholly owned Subsidiary of Parent. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. There is no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity securities of Merger Sub. Since its date of formation, Merger Sub has not, and prior to the Effective Time will not have, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 5.9            Certain Arrangements. Other than the support agreements which have been made available to the Company prior to the execution and delivery of this Agreement, there are no Contracts, whether written or oral, between Parent, Merger Sub or any of their controlled Affiliates, on the one hand, and any beneficial owner (or Affiliate of a beneficial owner) of any shares of Company Common Stock or any employee or member of the Company’s management or the Company Board, on the other hand, relating in any way to the Company (including with respect to the voting, acquisition or disposition of the capital stock or other equity interests of the Company or the management or control of the Company), the transactions contemplated by this Agreement or the operations of the Surviving Company after the Effective Time.

Section 5.10        Ownership of Shares of Company Common Stock. None of Parent or Merger Sub or, to the Knowledge of Parent, any of their respective Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for Company Common Stock or any equity securities of any Subsidiary of the Company, and none of Parent or Merger Sub or, to the Knowledge of Parent, any of their respective Affiliates has any rights to acquire, directly or indirectly, any Company Common Stock, except pursuant to this Agreement. None of Parent or Merger Sub or any of their “affiliates” or, to the Knowledge of Parent, the “associates” of any such Person is, or at any time during the last five (5) years has been, an “interested stockholder” of the Company, in each case as defined in Section 3-601 of the MGCL.

Section 5.11        No Vote of Parent Members. No vote of the members of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded in order for Parent to consummate the transactions contemplated by this Agreement, including the Merger and the Equity Financing.

Section 5.12        Financing.

(a)               Parent is a party to and has accepted a fully executed commitment letter dated the date of this Agreement (the “Equity Commitment Letter”) from the Equity Investor pursuant to which the Equity Investor has agreed, subject to the terms and conditions thereof, to invest in Parent the amounts set forth therein. The Equity Investor has access to sufficient capital to satisfy the full amount of the equity commitment under the Equity Commitment Letter. The equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing.” Parent has delivered to the Company a true, complete and correct copy of the fully executed Equity Commitment Letter.

(b)               Except as expressly set forth in the Equity Commitment Letter, there are no conditions precedent to the obligations of the Equity Investor to provide the Equity Financing or any contingencies that could permit the Equity Investor to reduce the total amount of the Equity Financing, including any condition or other contingency relating to the amount of availability of the Equity Financing pursuant to any “flex” provision. As of the date of this Agreement, other than the Equity Commitment Letter, neither Parent nor Merger Sub or any of their respective controlled Affiliates has entered into any Contract or other arrangement pursuant to which any Person has the right to amend, restate or otherwise modify the Equity Commitment Letter in a manner that could reasonably be expected to adversely affect the availability of the full amount of the Merger Amounts at the Closing. Assuming the accuracy of the representations and warranties set forth in this Agreement, the performance in all material respects by the Company of its obligations under this Agreement and the satisfaction of the conditions to Closing set forth in Section 7.1 and Section 7.2, Parent does not have any reason to believe that the Equity Financing will not be available to Parent on the Closing Date or that it will be unable to satisfy on a timely basis all conditions and material terms to be satisfied by it in the Equity Commitment Letter on or prior to the Closing Date, nor does Parent have Knowledge that the Equity Investor will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Equity Commitment Letter that could affect the availability, conditionality, enforceability, termination or amount of the Equity Financing.

(c)               Assuming the accuracy of the representations and warranties set forth in this Agreement and the performance in all material respects by the Company of its obligations under this Agreement, the Equity Financing, when funded in accordance with the Equity Commitment Letter, shall provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement and under the Equity Commitment Letter, including the payment of the Merger Consideration and any fees and expenses of or payable by Parent, Merger Sub or the Surviving Company or its Subsidiaries and prepay, repay, refinance or satisfy and discharge all outstanding indebtedness of Company RemainCo and its Subsidiaries that is required pursuant to its terms to be prepaid, repaid, refinanced or satisfied and discharged at the Closing (such amounts, collectively, the “Merger Amounts”).

(d)               The Equity Commitment Letter constitutes the legal, valid, binding and enforceable obligations of Parent and all the other parties thereto and is in full force and effect. No event has occurred which, with or without notice, lapse of time, or both, constitutes, or could reasonably be expected to constitute, a default, breach or a failure to satisfy a condition precedent on the part of Parent under the terms and conditions of the Equity Commitment Letter. Parent has paid in full any and all commitment fees and other fees required to be paid pursuant to the terms of the Equity Commitment Letter on or before the date of this Agreement, and will pay in full any such amounts due after the date of this Agreement as and when due. The Equity Commitment Letter has not been modified, amended or altered as of the date hereof; the Equity Commitment Letter will not be amended, modified or altered at any time through the Closing; and the commitment under the Equity Commitment Letter has not been terminated, reduced, withdrawn or rescinded in any respect, and, to the Knowledge of Parent, no termination, reduction, withdrawal or rescission thereof is contemplated.

(e)               In no event shall the receipt or availability of any funds or financing (including the Equity Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

Section 5.13        Limited Guarantee. The Equity Investor has delivered to the Company a true, complete and correct copy of the executed Limited Guarantee. The Limited Guarantee is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of the Equity Investor in favor of the Company, enforceable by the Company in accordance with its terms except as any enforcement may be limited by the Enforceability Exceptions. As of the date hereof, the Equity Investor is not in default or breach under any of the terms and conditions of the Limited Guarantee and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under any of the terms and conditions of the Limited Guarantee.

Section 5.14        Investigation; No Other Representations. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, intellectual property, real estate, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, and each of them acknowledges that it and its Affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, financing sources, representatives or authorized agents (collectively, “Representatives”) have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries. Each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and neither Parent nor Merger Sub has relied upon and hereby disclaims, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or its and their respective businesses or with respect to the accuracy or completeness of any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement or in connection with the Separation or the Distribution, other than the representations and warranties contained in Article IV (as qualified by the Company Disclosure Schedule), in any of the Separation Documentation or in any certificate delivered in connection with the transactions contemplated by this Agreement, or with respect to future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects). Without limiting the foregoing, each of Parent and Merger Sub acknowledges and agrees that, except for any remedies available under or in connection with this Agreement with respect to the representations and warranties expressly set forth in Article IV (as qualified by the Company Disclosure Schedule), in any of the Separation Documentation or in any certificate delivered in connection with the transactions contemplated by this Agreement, neither the Company nor any other Person shall have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or Affiliates’ use of any information, documents or other material made available to Parent, Merger Sub or their Representatives or Affiliates, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, or in connection with the Separation or the Distribution.

Article VI.

COVENANTS AND AGREEMENTS

Section 6.1            Conduct of Business.

(a)               During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (v) as may be required by applicable Law, (w) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (x) in connection with the Separation or the Distribution as contemplated by the Separation Principles or as required or expressly contemplated by this Agreement, (y) as set forth in Section 6.1 of the Company Disclosure Schedule, or (z) as the Company reasonably determines may be necessary to comply with any COVID-19 Measures after using commercially reasonable efforts to provide advance notice to and consult with Parent (if reasonably practicable) with respect thereto, the Company shall and shall cause each of its Subsidiaries to use commercially reasonable efforts (i) to conduct its business in all material respects in the ordinary course and to maintain the status of the Company as a REIT, (ii) to maintain and preserve substantially intact its current business organization and (iii)  to preserve its goodwill and relationships with landlords, tenants, customers, lessors and lessees; provided, however, that no action by the Company or its Subsidiaries with respect to matters expressly addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision; provided, further, that, the restrictions set forth in Section 6.1(a) and Section 6.1(b), to the extent (in the absence of this proviso) applicable to Spinco, its Subsidiaries and the Spinco Business, shall apply thereto solely to the extent (1) that the failure to comply with such restrictions with respect thereto would reasonably be expected to (x) adversely affect Company Remainco and its Subsidiaries following the Effective Time in any material respect or (y) prevent or materially impair the ability of the Company to consummate the Merger by the Outside Date; provided, further, that the preceding proviso shall not apply to Section 6.1(b)(iii) through (x); or (2) expressly provided herein with respect to Spinco, any of its Subsidiaries or the Spinco Business.

(b)               During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, except (v) as may be required by applicable Law, (w) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (x) in connection with the Separation or the Distribution as contemplated by the Separation Principles or as required or expressly contemplated by this Agreement, (y) as set forth in Section 6.1 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of the Subsidiaries of Company Remainco to:

(i)                 (w) amend the Company Organizational Documents or Partnership Organizational Documents or otherwise take any action to exempt any Person from any provision of the Company Organizational Documents or the Partnership Organizational Documents, (x) amend the organizational documents of any other Subsidiary of Company Remainco, other than organizational documents of wholly owned Subsidiaries of the Company Remainco or (y) (1) consent to the taking of any “major decision” or similar term under the Preferred Equity Joint Venture Agreements or take any “major decision” or similar term solely in the control of a Subsidiary of Company Remainco under the Preferred Equity Joint Venture Agreements other than as set forth in Section 6.1 of the Company Disclosure Schedule or (2) amend the Mezzanine Loan Documents, Preferred Equity Joint Venture Agreements or take any action to exempt any Person from any provision of the Preferred Equity Joint Venture Agreements;

(ii)              split, combine or reclassify any capital stock, voting securities or other equity interests of the Company, any of the non-wholly owned Subsidiaries of Company Remainco or, if solely in the control of the Company, any Preferred Equity Joint Ventures or any Subsidiaries of Preferred Equity Joint Ventures;

(iii)            authorize, set aside, make, declare or pay any dividend, or make any other distribution (whether in cash, shares or property, or any combination thereof) on, or redeem, repurchase or otherwise acquire, any shares of its capital stock or other equity interests, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other equity interests, except for (A) any such transactions solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, (B) the acceptance of shares of Company Common Stock, or withholding of shares of Company Common Stock otherwise deliverable, to satisfy withholding Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards outstanding as of the date hereof (or Company Equity Awards issued after the date hereof in accordance with this Agreement), (C) without limiting Section 6.16, the making, declaration or payment of regular quarterly cash dividends or distributions by the Company and the Operating Partnership on Company Common Stock and Common Units for the fiscal quarters ending March 30, 2022 and June 30, 2022 (and corresponding dividends, distributions or equivalents with respect to the Company Equity Awards, as and if required by the terms thereof), in each case in an amount per share or unit, as applicable, not in excess of $0.1625 per quarter (provided that the record and payment dates shall be consistent with historical declaration, record and payment dates from fiscal year 2021 or if such date is not a Business Day, the next day that is a Business Day) and the payment of the dividend on Company Common Stock and Common Units declared on December 10, 2021, (D) the Distribution or the Separation to the extent contemplated in the Separation Documentation, (E) cash dividends and distributions on Company Preferred Stock and Preferred Units in accordance with the terms of the Company Organizational Documents and the Operating Partnership Agreement that are not in excess of the quarterly or monthly dividends paid in fiscal year 2021 and with record dates that are consistent with the historical record dates from fiscal year 2021 (and with respect to the Company Series T Preferred Stock, other dividends and distributions, solely to the extent required by the Company Organizational Documents), (F) redemption of the Company Preferred Stock in accordance with the terms of the Company Organizational Documents and (G) the redemption of partnership interests in the Operating Partnership for cash in accordance with the terms of the Operating Partnership Agreement; provided that notwithstanding the restrictions on dividends and other distributions in this Section 6.1(b), the Company and any Subsidiary of the Company shall be permitted to make distributions in accordance with Section 6.15 and Section 6.16(a) and corresponding distributions in cash with respect to partnership interests in the Operating Partnership in accordance with the Operating Partnership Agreement;

(iv)             grant any equity or equity-based awards under the Company LTIPs or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, or other equity or equity-based interests, in each case except as set forth in Section 6.1 of the Company Disclosure Schedule and other than capital stock or other equity or equity-based interests of Spinco or its Subsidiaries;

(v)               except as required by any employee benefit plan maintained by the Company or its Subsidiaries as of the date of this Agreement, (A) increase in any manner the compensation or benefits of any of the current or former directors, officers, employees or consultants of the Company or its Subsidiaries, other than increases or grants to any such individuals who are not directors or executive officers of the Company or its Subsidiaries in the ordinary course of business, (B) grant or increase any severance, change of control or termination pay or termination benefits, (C) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any employee benefit plan or agreement with or for the benefit of any current or former directors, officers, employees or individual consultants of the Company or its Subsidiaries, (D) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (E) take any action to fund, accelerate or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or (F) other than in the ordinary course of business, hire or engage any new executive officer, any new employee or individual consultant or increase headcount; provided that this Section 6.1(b)(v) shall not apply to the extent such action will only impact Spinco following the consummation of the Separation and Distribution;

(vi)             (A) issue or sell any additional shares of its capital stock or other equity interests or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or other equity interests or any options, warrants, or other rights of any kind to acquire any shares of its capital stock or other equity interests, except for (1) the issuance or sale of shares of Company Class A Common Stock or Common Units pursuant to the exercise, vesting and/or settlement of Company Equity Awards or Company Warrants outstanding as of the date hereof as set forth in Section 4.2 (or Company Equity Awards issued after the date hereof in accordance with this Agreement) in accordance with their terms, (2) the issuance of partnership interests in the Operating Partnership in accordance with the Company Organizational Documents and the Operating Partnership Agreement in connection with the issuance of shares of capital stock of the Company permitted hereby, (3) in transactions solely among Company Remainco and its wholly owned Subsidiaries or among Company Remainco’s wholly owned Subsidiaries, or among Spinco and its Subsidiaries or among Spinco’s Subsidiaries or (4) issuances of Company Series T Preferred Stock in connection with dividends to the extent required by the Company Organizational Documents or (B) enter into any agreement, understanding or arrangement with respect to the sale, registration or voting of its capital stock or equity interests;

(vii)          with respect to the Company, its Subsidiaries and any Preferred Equity Joint Venture, adopt or effect a plan of complete or partial liquidation, dissolution, merger, consolidation, conversion or other reorganization, other than any such transactions solely among Company Remainco and its Subsidiaries or among the Subsidiaries of Company Remainco;

(viii)        (A) incur, assume or guarantee any indebtedness for borrowed money or issue any debt securities, except for (1) any indebtedness solely among Company Remainco and/or its wholly owned Subsidiaries or among wholly owned Subsidiaries of Company Remainco, (2) indebtedness under the Existing Credit Agreements incurred (x) in the ordinary course of business or (y) to fund the acquisition by Spinco of the real property permitted to be acquired pursuant to the proviso to Section 6.1(b)(x) (provided that indebtedness incurred pursuant to this clause (2) shall not exceed $135,274,000), (3) indebtedness under Existing Real Property Loan Documents and the Initial Preferred Equity Loans, in each case of this clause (3), in the ordinary course of business, except that there shall be no future or additional advances under the Existing Real Property Loan Documents, (4) guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by Subsidiaries of the Company of indebtedness for borrowed money of the Company or any of its Subsidiaries, to the extent such indebtedness is (x) in existence on the date hereof or (y) incurred in compliance with this Section 6.1(b)(viii), (5) indebtedness in an amount not to exceed $115,000,000 that will, at or prior to the Effective Time, be assumed and/or transferred to Spinco and/or its Subsidiaries and, to the extent the Company and its Subsidiaries other than Spinco and its Subsidiaries are obligators or guarantors thereunder, they shall be fully released therefrom before the Effective Time and (6) additional indebtedness incurred by the Company or any of its Subsidiaries other than in accordance with clauses (1) through (5) not to exceed $5,000,000 in aggregate principal amount outstanding at any time that is not secured by any Company Real Property or Preferred Real Property (provided that any such indebtedness shall be prepayable at any time without penalty or premium); (B) prepay, defease, refinance or amend any indebtedness for borrowed money or any debt securities, except for (1) intercompany indebtedness among Company Remainco and/or any of its wholly owned Subsidiaries, (2) repayments under the Existing Credit Agreements in the ordinary course of business (specifically excluding the Existing Real Property Loan Agreements) and (3) mandatory payments under the terms of any indebtedness existing as of the date hereof in accordance with its terms or (C) originate or make any loans, advances, capital contributions or other investments in any Person except for (1) any such investments solely among Company Remainco and/or its wholly owned Subsidiaries or among wholly owned Subsidiaries of Company Remainco, (2) pursuant to Mezzanine Loans in the ordinary course of business or (3) other than as required or permitted under this Section 6.1(b);

(ix)             sell, transfer, license, mortgage, lease, assign, encumber or otherwise dispose of (A) any of its material properties or assets to any Person (other than to Company Remainco or any wholly owned Subsidiary of Company Remainco and other than residential leases for multi-family units entered into and Permitted Liens) or (B) any real property (including any Company Real Property or Preferred Real Property) or any interest in any Joint Ventures or Mezzanine Loans, in each case other than (1) with respect to the assets of Spinco, its Subsidiaries or the Spinco Business, (2) in the case of clause (B), for the execution of easements, covenants, rights of way, restrictions and other similar instruments in the ordinary course of business that would not, individually or in the aggregate, reasonably be expected to materially impair the existing use, operation or value of the property or asset affected by the applicable instrument or 3) in the case of clause (A), non-exclusive licenses granted in the ordinary course of business;

(x)               (A) acquire any assets (other than acquisitions of personal property and equipment in the ordinary course of business) for aggregate consideration exceeding $3,000,000 or real property other than the Arium Westside Acquisition or (B) acquire any interest in any other Person or business of any other Person, whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise, or make any investment in any Person, in each case, other than a wholly owned Subsidiary of Company Remainco (or any assets thereof), including by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any Person; provided that this clause (x) shall not apply to Spinco, its Subsidiaries or the Spinco Business so long as neither Company Remainco nor any of its Subsidiaries shall have any material Liability in respect of such acquisition following the Closing (except for immaterial Liabilities that are fully indemnified by Spinco under the Separation Documentation) and all such acquisitions permitted pursuant to this proviso are payable solely in cash;

(xi)             (A) terminate (except upon expiration thereof), modify or amend in any material respect, or waive any material rights under, any Company Material Contract, (B) assign, renew or extend (except as may be required under the terms thereof) any Company Material Contract, or (C) enter into any new Contract that, if entered into prior to the date of this Agreement, would have been a Company Material Contract; provided, however, that if Parent fails to respond to the Company’s written request for approval of any such action (which response may include a good faith request for additional information) within forty-eight (48) hours of receipt of any such request made to each of the Persons set forth on Schedule A hereto in the manner set forth in Section 9.7, Parent shall be deemed to have given its written consent to such action; provided, further, that the immediately preceding proviso does not apply to the Arium Westside Acquisition or Contracts for acquisitions, dispositions, development projects or joint ventures; provided, further, that this clause (xi) shall not restrict the Company or any of its Subsidiaries from entering into a Contract that implements an action permitted by Section 6.1(b)(i) through Section 6.1(b)(xxii) (other than this Section 6.1(b)(xi));

(xii)          implement or adopt any material change in its financial accounting principles, procedures or its methods, other than as may be required by GAAP or applicable Law;

(xiii)        with respect to the Company Remainco Business, make or commit to make capital expenditures other than (A) within the applicable threshold set forth in Section 6.1 of the Company Disclosure Schedule, (B) as required by Law, (C) expenditures that the Company determines are necessary in its reasonable judgment to avoid a material business interruption, maintain the ability to operate in the ordinary course of business or maintain the safety and integrity of any asset or property, in each case of this clause (C) in response to any emergency, force majeure event or unanticipated and subsequently discovered Change, (D) paid by any wholly owned Subsidiary of the Company to the Company or to any other wholly owned Subsidiary of the Company or (E) for the maintenance and repair at existing Company Real Property in the ordinary course of business;

(xiv)         with respect to Company Remainco and its Subsidiaries, (A) change any material method of Tax accounting, (B) make, change or rescind any entity classification or other material election with respect to Taxes, (C) file any material Tax Return that is materially inconsistent with a previously filed Tax Return of the same type for a prior taxable period (taking into account any amendments) or amend any material Tax Return, (D) settle or compromise any material Tax Liability, claim or assessment, (E) enter into any closing agreement related to a material amount of Taxes, (F) consent (other than in the ordinary course of business) to any extension or waiver of a statute of limitations with respect to any material Tax Return, (G) enter into, amend or modify any Tax Protection Agreement, or take any action or fail to take any action that would violate or be inconsistent with any Tax Protection Agreement or otherwise give rise to a material Liability with respect thereto, (H) surrender any right to claim a refund of a material amount of Taxes or consent (other than in the ordinary course of business) to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, except, in each case, after prior consultation with Parent, if the Company determines in good faith that such action is reasonably necessary to preserve the Company’s qualification as a REIT under the Code or the status of any Subsidiary as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xv)          take any action, or fail to take any action, which would reasonably be expected to cause (A) the Company to fail to qualify as a REIT or (B) any of the Company Remainco’s Subsidiaries to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(xvi)         create any material Lien (other than Permitted Liens) on shares of stock, partnership interests or other equity interests of the Company or any Subsidiary of Company Remainco or on any real property of the Company, any Subsidiary of Company Remainco, any Preferred Equity Joint Venture or Subsidiary of a Preferred Equity Joint Venture;

(xvii)        settle or compromise any Proceeding against Company Remainco or any of its Subsidiaries (or for which they would be financially responsible) (whether or not commenced prior to the date of this Agreement), except for (i) settlements or compromises providing for payment of amounts (net of any amount covered by insurance or indemnification that is reasonably expected to be received by Company Remainco or any Subsidiary of Company Remainco) less than $2,000,000 individually, or $5,000,000 in the aggregate, and which do not restrict the conduct of the business of Company Remainco and its Subsidiaries or involve any finding or admission of any violation of Law or wrongdoing by Company Remainco or any of its Subsidiaries or (ii) Proceedings arising from the ordinary course of operations of the Company which are fully covered by insurance or indemnification (subject to applicable deductibles); provided, that Company Transaction Litigation shall not be governed by this Section 6.1(b)(xvii) and shall instead be governed by the provisions of Section 6.10 (for the avoidance of doubt, this Section 6.1(b)(xvii) also shall not apply to any claim, suit or proceeding with respect to Taxes);

(xviii)       with respect to Company Remainco or its Subsidiaries, enter into any new line of business;

(xix)          (A) initiate or consent to any zoning reclassification of any Company Real Property, Preferred Real Property or any change to any approved site plan, special use permit or other land use entitlement affecting any Company Real Property or Preferred Real Property or (B) amend, modify or terminate, or fail to use commercially reasonable efforts to avoid the lapse of, any Permit of Company Remainco or its Subsidiaries, in each case of clauses (A) and (B) except as would not reasonably be expected to materially adversely impair the current use, operation or value of the subject Company Real Property or Preferred Real Property;

(xx)           (A) other than in the ordinary course of business, fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies of Company Remainco and its Subsidiaries or replace such insurance policies with comparable insurance policies covering Company Remainco or any of its Subsidiaries and their respective properties, assets and businesses (including Company Real Property) or (B) agree to any material condemnation or payment of material condemnation proceeds;

(xxi)         other than in the ordinary course of business, make any material adverse change with respect to the Privacy Policies of Company Remainco or any of its Subsidiaries or the operation or security of their IT Assets, except as required by applicable Law;

(xxii)         apply for or otherwise take action to receive any relief under any COVID-19 Assistance; or

(xxiii)        agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 6.1(b).

(c)            Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company or any of its Subsidiaries from taking any action, at any time or from time to time, that in the reasonable judgment of the Board of Directors of the Company, upon advice of counsel, and, after prior consultation with Parent, is reasonably necessary for (x) any of the Company or its Subsidiaries to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making any dividend or other distribution payments to stockholders of the Company, to avoid the payment of income or excise Tax (including under Sections 857 or 4981 of the Code) or any other entity-level Tax or (y) any of the Company’s Subsidiaries to maintain its status as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be.

(d)            Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.2            Access.

(a)            The Company shall afford Parent and its Representatives reasonable access during normal business hours upon reasonable advance notice to the Company, throughout the period from the date hereof until the earlier of the termination of this Agreement and the Effective Time, to Third Parties that are party to any Participation Agreement (provided that the Company is provided a reasonable opportunity to participate in any discussions with such Third Parties and Parent shall provide the Company with updates on the status of discussions upon the Company’s reasonable request), personnel, properties, contracts, commitments, books and records and such other information concerning its business, properties and personnel and permit such inspections (in each case to the extent relating to the Company Remainco Business) as Parent may reasonably request for purposes of consummating the transactions contemplated hereby. All access pursuant to this Section 6.2(a) shall be (i) conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (ii) coordinated through the General Counsel of the Company or a designee thereof.

(b)            Notwithstanding anything to the contrary contained in this Section 6.2, neither the Company nor any of its Subsidiaries shall be required to provide any access, or make available any document, correspondence or information, to the extent doing so would, in the reasonable judgment of the Company’s legal counsel, (i) cause a risk of loss or waiver of the protection of any attorney-client, attorney work product or other legal privilege or (ii) conflict with any (A) Law applicable to the Company or any of its Subsidiaries or the assets, or operation of the business, of the Company or any of its Subsidiaries or (B) Contract to which the Company or any of its Subsidiaries is a party or by which any of their assets or properties are bound; provided that in such instances the Company shall inform Parent of the general nature of the information being withheld and, on Parent’s request, reasonably cooperate with the other party to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii). Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth in this Section 6.2 with respect to the provision of access to information or personnel by electronic means if physical access is not reasonably feasible as a result of COVID-19 or any COVID-19 Measures.

(c)            The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the Confidentiality Agreement, dated as of September 23, 2021, between the Company and Blackstone Real Estate Services L.L.C. (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms, subject to the proviso in Section 6.13(a)(iv).

Section 6.3             No Solicitation.

(a)            Except as permitted by this Section 6.3, the Company shall not, and shall cause each of its Subsidiaries, and each of its and their respective officers and directors not to, and shall instruct each of its and their other Representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage or facilitate any proposal or offer or any inquiries or requests regarding the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal (an “Inquiry”) or (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal (other than (A) in response to an unsolicited inquiry, to refer the inquiring Person to this Section 6.3 and to limit its conversation or other communication exclusively to such referral and (B) the Company Board may correspond in writing with any Person making such an unsolicited written Company Takeover Proposal to request clarification of the terms and conditions thereof so as to determine whether such Company Takeover Proposal constitutes, or could reasonably be expected to lead to, a Company Superior Proposal). The Company shall promptly following the date hereof (x) request that each Person (other than Parent, its controlled Affiliates and their respective Representatives) that has executed a confidentiality agreement in connection with any Company Takeover Proposal promptly return or destroy all non-public information concerning Company Remainco or its Subsidiaries furnished to such Person by or on behalf of the Company or any of its Subsidiaries prior to the date hereof and (y) terminate any data room access of, or provision of other diligence materials to, each such Person (and its Representatives).

(b)            The Company shall immediately cease and cause to be terminated any activities, solicitations, discussions or negotiations with any Persons (other than Parent and Merger Sub) that may be ongoing with respect to a Company Takeover Proposal. The Company shall not, and shall cause its Subsidiaries not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to a Company Takeover Proposal or similar matter in any agreement to which the Company is a party; provided that, notwithstanding anything in this agreement to the contrary, if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ duties under applicable Law, the Company may grant a limited waiver of any standstill provision solely to the extent necessary to permit a third party to make a non-public Company Takeover Proposal to the Company Board and, to the extent permitted by the other subsections of this Section 6.3, thereafter negotiate and enter into any transaction in connection therewith.

(c)            Notwithstanding anything to the contrary contained in this Agreement, if (x) at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company receives a bona fide written Company Takeover Proposal from any Person that did not result from a breach of this Section 6.3, and (y) the Company Board determines in good faith, after consultation with its independent financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or could reasonably be expected to lead to a Company Superior Proposal, then, prior to obtaining the Company Stockholder Approval, the Company and its Representatives may (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information with respect to the Company and its Subsidiaries to the Person that has made such Company Takeover Proposal and its Representatives and (ii) engage in or otherwise participate in discussions or negotiations with the Person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. The Company shall promptly (and in any event within 48 hours) notify Parent in writing if the Company takes any of the actions in clauses (i) and (ii) above.

(d)           The Company shall promptly (and in no event later than 48 hours after receipt) notify Parent in writing in the event that the Company or any of its Affiliates receives a Company Takeover Proposal or any initial request for nonpublic information regarding the Company or any of its Subsidiaries from any Person that informs the Company or its Representatives that it is considering making, or has made, a Company Takeover Proposal, or any other initial Inquiry from any Person regarding a Company Takeover Proposal. Such notice shall indicate the identity of the Person making the Company Takeover Proposal or Inquiry and the material terms and conditions thereof. In addition, the Company shall promptly (but in any event within forty-eight (48) hours) after the receipt thereof provide to Parent copies of any written Company Takeover Proposals or Inquiries, including any written documentation (including drafts of proposed agreements) relating thereto and shall notify Parent of any change to the financial and other material terms and material conditions of any such Company Takeover Proposal promptly (and in any event within 48 hours), including by providing a copy of all written proposals, offers, draft of proposed agreements or correspondence relating thereto; provided that the Company may redact the documentation and terms and conditions of any such Company Takeover Proposal or Inquiries, to the extent the Company determines in good faith, after consultation with its outside legal counsel, that such redactions are required by existing contractual obligations to protect confidential information of the business or operations of the Person making such Company Takeover Proposal or Inquiry. The Company shall promptly (and in any event within 48 hours) provide to Parent any nonpublic information concerning the Company or any of its Subsidiaries that is provided to any other Person in connection with any Company Takeover Proposal that was not previously provided to Parent. Neither the Company nor any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing the information described in Sections 6.3(c) and 6.3(d) to Parent.

(e)            Except as permitted by this Section 6.3(e) or Section 6.3(f), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, qualify or withdraw, in each case in any manner adverse to Parent, the Company Recommendation (or resolve or publicly propose to do so), (B) approve, adopt or recommend to the stockholders of the Company a Company Takeover Proposal (or resolve or publicly propose to do so) or (C) fail to include the Company Recommendation in the Proxy Statement (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement or other agreement with a Person that has informed the Company or its Representatives that it is considering making, or has made, a Company Takeover Proposal (or any Representative of such Person) relating to, or any agreement providing for, a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.3(c)) (a “Company Acquisition Agreement”) or agree to do any of the foregoing. Notwithstanding anything to the contrary set forth in this Agreement, at any time after the date of this Agreement and prior to the time the Company Stockholder Approval is obtained, the Company Board may make a Company Adverse Recommendation Change in response to an Intervening Event if, prior to taking such action, the Company Board has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s duties under applicable Law; provided that prior to making such Company Adverse Recommendation Change, (1) the Company has given Parent prior written notice of its intention to take such action specifying, in reasonable detail, the reasons therefor (including a description in reasonable detail of the Intervening Event), (2) during the four (4) Business Day period following Parent’s receipt of the notice referred to in the preceding clause (1) (the “Notice of Intervening Event Period”), the Company shall, and shall cause each of its officers to, and shall use its reasonable best efforts to cause each of its other Representatives to, negotiate with Parent in good faith (if Parent requests to negotiate) with respect to such adjustments in the terms and conditions of this Agreement as are proposed in writing by Parent and (3) upon the end of the Notice of Intervening Event Period, the Company Board shall have considered any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined in good faith, after consultation with its outside legal counsel, that the failure to make a Company Adverse Recommendation Change would still reasonably be expected to be inconsistent with the Company directors’ duties under applicable Law if such revisions proposed by Parent were to be given effect.

(f)             Notwithstanding the foregoing, at any time after the date of this Agreement and prior to the time the Company Stockholder Approval is obtained, if (x) the Company has not breached Section 6.3(e) or this Section 6.3(f) and has not breached the other subsections of this Section 6.3 in any material respect and (y) the Company Board has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that an unsolicited bona fide written Company Takeover Proposal that did not result from a breach of this Section 6.3 made after the date hereof constitutes a Company Superior Proposal, then the Company Board may (A) make a Company Adverse Recommendation Change and/or (B) cause the Company to terminate this Agreement in accordance with Section 8.1(h) in order to substantially concurrently enter into a definitive agreement providing for the implementation of such Company Superior Proposal; provided that prior to so making a Company Adverse Recommendation Change or terminating this Agreement, (1) the Company has given Parent prior written notice of its intention to take such action, including the material terms and conditions of, and the identity of the Person making, any such Company Superior Proposal and has contemporaneously provided to Parent a copy of the Company Superior Proposal and a copy of any proposed Company Acquisition Agreements, (2) during the four (4) Business Day period following Parent’s receipt of the notice referred to in the preceding clause (1) (the “Match Period”), the Company shall, and shall cause each of its officers to, and shall use reasonable best efforts to cause each of its other Representatives to, negotiate with Parent in good faith (if Parent requests to negotiate) with respect to such adjustments in the terms and conditions of this Agreement as are proposed in writing by Parent, (3) at the end of such Match Period, the Company Board shall have considered any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined in good faith, after consultation with its independent financial advisors and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if such revisions proposed by Parent were to be given effect, and (4) in the event of any change to any of the financial terms or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence during which time the Company shall be required to comply with the requirements of this Section 6.3(f) anew with respect to such additional notice, including clauses (1) through (4) of this proviso; provided, further, that any such new notice period shall be a period of two (2) Business Days following receipt by Parent of any such additional notice.

(g)            Nothing contained in this Section 6.3 shall prohibit the Company or the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act or (iii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure would be reasonably likely to be inconsistent with applicable Law; provided that that neither the Company nor the Company Board shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender offer or exchange offer that is a Company Takeover Proposal or otherwise effect a Company Adverse Recommendation Change with respect thereto, except as permitted by Section 6.3(e) or Section 6.3(f).

(h)            Notwithstanding anything set forth herein to the contrary, the Company and its Representatives shall not be restricted in any way with respect to proposals or offers relating to, or engaging in any discussions or negotiations regarding, furnishing information in connection with, or entering into any letter of intent, acquisition agreement or other agreement in connection with or with respect to, any transaction involving only Spinco, its Subsidiaries or the Spinco Business, to the extent any such transaction (i) would only be consummated following the Effective Time and (ii) would not reasonably be expected to prevent or materially delay or impair the ability of the Company to consummate the Merger.

(i)             The Company and the Company Board shall not take any action to exempt any person (other than Parent, Merger Sub or their Affiliates) from or render inapplicable (A) the “Aggregate Share Ownership Limit” or the “Common Stock Ownership Limit” (including by establishing or increasing an “Excepted Holder Limit”) in each case as such terms are defined in the Company Organizational Documents or (B) any Takeover Statute unless, in the case of clauses (A) and (B), such actions are taken substantially concurrently with the termination of this Agreement in accordance with Section 8.1(h).

Section 6.4            Filings; Other Actions.

(a)            As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare a preliminary Proxy Statement and shall provide Parent with a reasonable opportunity to review and comment on such preliminary Proxy Statement and the Company shall consider in good faith any comments on such response reasonably and timely proposed by Parent and, after approval by Parent (which shall not be unreasonably withheld, delayed or conditioned), file with the SEC the preliminary proxy statement. Parent shall reasonably cooperate with the Company in the preparation of the Proxy Statement and shall furnish all information concerning Parent and Merger Sub that is required in connection with the preparation of the Proxy Statement. The Company shall respond promptly to any comments from the SEC or the staff of the SEC. The Company shall notify Parent promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall promptly supply Parent with copies of all correspondence between the Company and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. Prior to responding to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement, the Company shall provide Parent with a reasonable opportunity to consult and review such response and the Company shall consider in good faith any comments on such response reasonably and timely proposed by Parent. The Proxy Statement and the Spinco Registration Statement shall each comply as to form and substance in all material respects with the applicable requirements of the Exchange Act (or the Securities Act, in the case of a Spinco Registration Statement filed on Form S-1 or Form S-11 under the Securities Act). If at any time prior to the Company Stockholders’ Meeting (or any adjournment or postponement thereof), in the case of the Proxy Statement, or the effectiveness of the Spinco Registration Statement or the consummation of the Distribution, in the case of the Spinco Registration Statement, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Proxy Statement or the Spinco Registration Statement, so that the Proxy Statement, Spinco Registration Statement or other filings would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed by the Company (or Spinco, as applicable) with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company; provided, however, that no amendment or supplement to the Proxy Statement will be filed with the SEC or mailed by the Company without affording Parent a reasonable opportunity in advance for consultation and review, and the Company shall consider in good faith any comments on such materials reasonably and timely proposed by Parent. The Company shall cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the earlier of (x) the resolution of any comments of the SEC or the staff of the SEC with respect to the preliminary Proxy Statement or (y) the receipt of notification that the SEC is not reviewing the preliminary Proxy Statement (such date, the “Clearance Date”).

(b)            Subject to Section 6.4(c), the Company shall take all action necessary in accordance with applicable Law and the Company Organizational Documents to set a record date for, duly give notice of, convene and hold a meeting of its stockholders following the mailing of the Proxy Statement for the purpose of the Company stockholders’ voting upon the approval of the Merger (the “Company Stockholders’ Meeting”) as soon as reasonably practicable following the Clearance Date. Unless the Company shall have made a Company Adverse Recommendation Change to the extent permitted by Section 6.3, the Company shall include the Company Recommendation in the Proxy Statement and shall solicit, and use its reasonable best efforts to obtain, the Company Stockholder Approval at the Company Stockholders’ Meeting (including by soliciting proxies in favor of the approval of this Agreement).

(c)            The Company shall cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders. The Company may adjourn or postpone the Company Stockholders’ Meeting after consultation with Parent (i) to the extent reasonably necessary to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law, (ii) if as of the time that the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, (iii) if the Company reasonably determines in good faith that additional time is required to solicit proxies in favor of the approval of the Merger (provided that in the case of clauses (ii) and (iii), without the prior written consent of Parent, in no event shall the Company Stockholders’ Meeting be held on a date that is more than thirty (30) days after the date for which the Company Stockholders’ Meeting was originally scheduled (as set forth in the Proxy Statement)) or (iv) with the prior written consent of Parent. Without the prior written consent of Parent (x) the approval of the Merger shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the approval of the Merger) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders’ Meeting and (y) the Company shall not submit to the vote of its stockholders any Company Takeover Proposal. Unless the Company shall have made a Company Adverse Recommendation Change to the extent permitted by Section 6.3, the Company shall ensure that the Company Board directs any “Excess Shares” (as defined in the Stockholders Agreement) be voted in favor of approval of the Merger at the Company Stockholders’ Meeting. Unless this Agreement shall have been terminated in accordance with its terms, the obligation of the Company to duly call, give notice of, convene and hold the Company Stockholders’ Meeting and mail the Proxy Statement (and any amendment or supplement thereto that may be required by Law) to the Company’s stockholders shall not be affected by a Company Adverse Recommendation Change.

(d)           The Company shall cooperate with and keep Parent informed on a reasonably current basis and in good faith regarding its efforts and progress with respect to the Separation and Distribution. The Company shall prepare and provide drafts of the Separation Documentation to Parent reasonably in advance of the intended date for filing the forms thereof with the SEC as part of the Spinco Registration Statement, and, subject to Section 6.2, shall make its applicable Representatives available to Parent’s Representatives for purposes of discussing such drafts. The Company shall not (and shall cause Spinco not to) file forms or drafts of the Separation Documentation with the SEC without the prior written approval of Parent (not to be unreasonably withheld, delayed or conditioned). As promptly as reasonably practicable following the execution of this Agreement, the Company shall cause Spinco to prepare the Spinco Registration Statement, provide Parent with a reasonable opportunity to review and comment on the Spinco Registration Statement and consider in good faith, prior to the filing thereof, the reasonable comments of Parent and its counsel to the extent relating to descriptions of this Agreement, the assets and liabilities of Company Remainco or the Separation Documentation in the Spinco Registration Statement. The Company shall provide a draft of the Spinco Registration Statement, or any amendment or supplement thereto, to Parent reasonably in advance of the intended date for the filing thereof with the SEC, and shall cause its Representatives to consider in good faith, prior to the filing thereof, the reasonable comments of Parent and its counsel to the extent relating to descriptions of this Agreement, the assets and liabilities of Company Remainco or the Separation Documentation. The Company shall notify Parent promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Spinco Registration Statement and shall promptly supply Parent with copies of all correspondence between the Company and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Spinco Registration Statement. Prior to responding to any comments of the SEC or the staff of the SEC with respect to the Spinco Registration Statement, the Company shall provide Parent with a reasonable opportunity to consult and review such response and the Company shall consider in good faith any comments on such response reasonably and timely proposed by Parent to the extent relating to descriptions of this Agreement, the assets and liabilities of Company Remainco or the Separation Documentation. The Company shall promptly notify Parent in writing of the effectiveness of the Spinco Registration Statement under the Securities Act or the Exchange Act, as applicable, and shall consult with Parent regarding the timing of the declaration, payment and record date for the Distribution. Prior to the Separation and Distribution, the Company and its applicable Subsidiaries shall enter into the Separation Documentation.

Section 6.5            Regulatory Approvals; Efforts.

(a)            Prior to the Closing, each of the Parent Entities and the Company shall, and shall cause each of their respective Subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably possible after the date of this Agreement (and in any event no later than the Outside Date), including (i) using reasonable best efforts to take, or cause to be taken, all actions necessary to cause the conditions to Closing set forth in Article VII to be satisfied, (ii) preparing and filing as promptly as practicable all documents to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as practicable all consents, clearances, waivers, licenses, orders, registrations, authorizations, approvals and permits in connection with the transactions contemplated by this Agreement, (iii) taking all reasonable steps as may be necessary or desirable to make all necessary filings and obtain all such consents, clearances, waivers, licenses, orders, registrations, authorizations, approvals and permits (including providing all necessary information and documentary material and providing personnel as necessary to attend any regulatory meetings, hearings or other Proceedings), and (iv) defending any lawsuits or other legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and using reasonable best efforts to avoid each and every impediment under any antitrust, merger control, competition, trade regulation or other Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any consents in connection with the transactions contemplated by this Agreement from any Person, (I) without the prior written consent of Parent, none of Company Remainco or any Subsidiary thereof shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any Liability or other obligation, (II) none of Parent or any of its Affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any Liability and (III) none of the Company or its Subsidiaries shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any Liability, except in each case of this clause (III) if the payment, commitment or obligation is conditioned upon the Closing.

(b)            To the extent permissible under applicable Law or restriction of any Governmental Entity, each of the Company and the Parent Entities shall, and shall cause each of their respective Subsidiaries to, in connection with the efforts referenced above to obtain all requisite approvals, clearances and authorizations for the transactions contemplated hereby, use its reasonable best efforts to (i) cooperate in all respects with each other party in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by any private party, (ii) keep the other parties apprised of the status of matters relating to completion of the transactions contemplated hereby and promptly inform the other parties of any communication received by such party from, any Governmental Entity and of any material communication received or given in connection with any proceeding by any private party, in each case regarding any of the transactions contemplated hereby, (iii) permit the other parties, or the other parties’ legal counsel, to review any filing, submission or other substantive communication given by it to any Governmental Entity or, in connection with any proceeding by any private party, with any other Person (it being understood that each party shall, without limitation, have the right to review in advance, subject to applicable Laws relating to the exchange of information, all of the information relating to such party, and any of its respective Subsidiaries, which appears in any filing made with, or materials submitted to, any third party or any Governmental Entity, with respect to this Agreement or the Merger), (iv) consult with the other parties in advance of any meeting, conference, conference call, discussion or communication with, any such Governmental Entity or, in connection with any proceeding by any private party, with any other Person and (v) to the extent permitted by such Governmental Entity or other Person, give the other parties the opportunity to attend and participate in such meetings, conferences, conference calls, discussions and communications.

(c)            If any objections are asserted with respect to the transactions contemplated hereby under any applicable Law or if any suit is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any applicable Law, each of the Company and the Parent Entities shall, and shall cause each of their respective Subsidiaries to, use its reasonable best efforts to resolve any such objections or challenges as such Governmental Entity or private party may have to such transactions under such applicable Law so as to permit consummation of the transactions contemplated hereby on the terms set forth in this Agreement as soon as reasonably possible after the date of this Agreement (and in any event no later than the Outside Date); provided, however, that nothing in this Section 6.5 or any other provision of this Agreement shall require Parent or any Affiliates of Parent (including Blackstone Inc. (“Blackstone”)) to agree or otherwise be required to take any action, including any action with respect to any Affiliates of Parent (including Blackstone and any investment funds or investment vehicles affiliated with, or managed or advised by, Blackstone or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Blackstone or of any such investment fund or investment vehicle), or any interest therein (in each case other than with respect to the Parent Entities and their Subsidiaries (including, following the Closing, the Surviving Company and its Subsidiaries)).

Section 6.6            Takeover Statutes. If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Merger or any other transactions contemplated by this Agreement, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute on the transactions contemplated hereby.

Section 6.7            Public Announcements. The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the parties hereto and that the parties hereto shall consult with each other before issuing any press release or making any public announcement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided that a party may, without the prior consent of the other party, issue such press release or make such public statement (a) so long as such statements are substantially similar to or consistent with previous statements made jointly by the Company and Parent or (b) (after prior consultation and an opportunity to review and comment, to the extent reasonably practicable in the circumstances) to the extent required by applicable Law or the applicable rules of any stock exchange; provided, further, that (i) subject to Section 6.3, the Company shall be permitted to issue press releases or make public announcements with respect to any Company Adverse Recommendation Change made in accordance with this Agreement, and (ii) the foregoing restrictions shall not apply to any public announcements or press releases in connection with any litigation between the parties to this Agreement or to the Separation Documentation relating to this Agreement or the transactions contemplated hereby or the Separation or Distribution.

Section 6.8             Indemnification and Insurance.

(a)            From and after the Effective Time, the Surviving Company and Parent shall each indemnify and hold harmless all past and present directors and officers of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any of its Subsidiaries (collectively, together with such Persons’ heirs, executors and administrators, the “Covered Persons”) to the fullest extent permitted by Law against any reasonable costs and expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Covered Person to the fullest extent permitted by Law, but subject to the proviso to the third to last sentence of this Section 6.8(a)), judgments, fines, losses, claims, damages, Liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Effective Time to the extent that they are based on or arise out of the fact that such person is or was a Covered Person (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity at the request or for the benefit of the Company). Without limiting the foregoing, from and after the Effective Time, Parent and the Surviving Company shall indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the process resulting in and the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby. From and after the Effective Time, Parent, the Company and the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 6.8(a) in accordance with the procedures (if any) set forth in the Company Organizational Documents, the certificate of incorporation and/or bylaws, or other organizational or governance documents, of any Subsidiary of the Company, and indemnification agreements, if any, in existence on the date of this Agreement (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification). Notwithstanding anything to the contrary herein, (x) none of Parent or the Surviving Company shall be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); and (y) none of Parent or the Surviving Company shall be obligated under this Section 6.8(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Covered Persons) for all Covered Persons in any jurisdiction with respect to any single legal action except to the extent that, on the advice of any such Covered Person’s counsel, two or more of such Covered Persons shall have conflicting interests in the outcome of such action. In the event of any such Proceeding or investigation, Parent and the Surviving Company shall reasonably cooperate with the Covered Person in the defense of any such Proceeding or investigation.

(b)            For not less than six years from and after the Effective Time, the limited liability company agreement of the Surviving Company, and the certificate of incorporation and bylaws of each of its corporate Subsidiaries, shall contain provisions no less favorable with respect to exculpation of, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Organizational Documents. Notwithstanding anything herein to the contrary, if any Proceeding or investigation (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.8(b) shall continue in effect until the final disposition of such Proceeding or investigation. Following the Effective Time, the indemnification agreements set forth in Section 6.8(b) of the Company Disclosure Schedule, which have previously been made available to Parent, with any of the directors, officers or employees of the Company or any of its Subsidiaries shall be assumed by the Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms.

(c)            For a period of six (6) years from and after the Effective Time, Parent shall cause the Surviving Company to maintain in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers or provide substitute policies for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers with respect to claims arising from facts or events that occurred at or before the Effective Time (regardless of when such claims are brought) (with reputable and financially sound insurance carriers) (the “D&O Insurance”) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that neither Parent nor the Surviving Company shall be required to pay an annual aggregate premium for the D&O Insurance in excess of 300% of the annualized rate being paid by the Company for D&O Insurance prior to the Closing Date, but in such case shall purchase as much coverage as is available for such amount. In lieu of the foregoing, prior to the Effective Time, the Company shall have the option to cause coverage to be extended under the Company’s D&O Insurance by obtaining a six-year “tail” policy or policies on terms and conditions no less advantageous than the Company’s existing D&O Insurance, subject to the limitations set forth in the proviso above in this Section 6.8(c), and the Surviving Company’s maintenance of such “tail” policy or policies in effect for such six-year period shall satisfy the provisions of this Section 6.8(c); provided that the Company shall reasonably cooperate and consult with Parent prior to the purchase of any such tail policy; provided, further, that if Parent can procure a “tail” policy on superior or equivalent terms, but at a lower price, as compared to any such policy that may be procured by the Company, then, subject to the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), Parent may obtain such policy effective as of the Effective Time, in which case the Company shall not obtain such policy.

(d)            In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.8.

(e)            The obligations under this Section 6.8 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be third party beneficiaries of this Section 6.8. In the event of any breach by the Surviving Company or Parent of this Section 6.8, the Surviving Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 6.8 as such fees are incurred, upon the written request of such Covered Person.

Section 6.9            Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock, Company Preferred Stock or other equity securities (including the Company Warrants and other derivative securities with respect to Company Common Stock or Company Preferred Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.10        Transaction Litigation. Each party hereto shall promptly notify the other parties hereto in writing of any stockholder litigation or other litigation or Proceedings brought or threatened in writing against it, its Affiliates or their respective directors or executive officers or other Representatives relating to this Agreement, the Merger and/or the other transactions contemplated by this Agreement and shall keep the other parties hereto informed on a reasonably current basis with respect to the status thereof (including by promptly furnishing to the other parties hereto and their Representatives such information relating to such litigation or proceedings as may be reasonably requested). Prior to the Closing, the Company shall control the defense, settlement or prosecution of any stockholder litigation or other litigation or Proceeding against the Company, its Affiliates or their respective directors or executive officers relating to this Agreement, the Merger or the other transactions contemplated by this Agreement, including the Separation or the Distribution (“Company Transaction Litigation”); provided, that the Company shall not compromise, settle or agree to compromise or settle any Company Transaction Litigation without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Prior to the Closing, the Company shall, subject to the preservation of privilege and confidential information, give Parent the opportunity to participate in (but not control) the defense or settlement of any Company Transaction Litigation and shall give due consideration to Parent’s advice with respect to such Company Transaction Litigation.

Section 6.11        Obligations of Merger Sub and Parent. Parent shall cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 6.12        Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company and, following the Effective Time, Parent and the Surviving Company, shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE American to cause the delisting of the Company and of the Company Common Stock and the Company Preferred Stock from the NYSE American as promptly as practicable after the Effective Time and the deregistration of the Company Common Stock, Company Preferred Stock and Company Warrants under the Exchange Act as promptly as practicable after such delisting.

Section 6.13        Financing Cooperation.

(a)            Debt Financing.

(i)             Prior to the Closing, the Company shall use its reasonable best efforts, and shall cause its Subsidiaries to use their reasonable best efforts, and shall use reasonable best efforts to cause their respective Representatives, to provide all customary cooperation reasonably requested by Parent in writing (email being sufficient) in connection with the offering, arrangement, syndication, consummation, or issuance of any debt financing with respect to the Company, the Subsidiaries of Company Remainco or the Company Real Properties effective as of or after (and conditioned on the occurrence of) the Effective Time (the “Debt Financing”) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Affiliates), including, to the extent so requested, using reasonable best efforts to:

(a)           furnish to Parent and its financing sources for the Debt Financing (i) historical and projected financial, statistical or other pertinent information regarding the Company and the Company Remainco Business separate from the Spinco Business to the extent reasonably requested by Parent and customary in connection with a financing of the applicable type and (ii) financial information necessary for Parent to prepare a pro forma balance sheet and related pro forma statement of income for Company Remainco as of and for the twelve (12)-month period ending on the last day of the most recent four-fiscal quarter period ending (A) in the case of a fiscal quarter (other than the fourth fiscal quarter of any fiscal year), at least 60 days prior to the Closing Date and (B) in the case of the fourth-fiscal quarter of any fiscal year, at least 90 days prior to the Closing Date;

(b)               provide reasonable and customary assistance to Parent in the preparation of customary offering documents, offering memoranda, syndication materials, information memoranda, lender presentations, materials for rating agency presentations, private placement memoranda, bank information memoranda, and similar documents necessary, proper or advisable in connection with such Debt Financing;

(c)               make appropriate officers of the Company available at reasonable times and locations and upon reasonable prior notice, to participate in a reasonable number of meetings (including one-on-one meetings or conference calls with providers of the Debt Financing), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions and other syndication activities; provided that any such meeting or communication may be conducted virtually by videoconference or other media;

(d)               cause the Company’s independent auditors to deliver customary “comfort letters” and customary consents to the use of accountants’ audit reports in connection with the Debt Financing;

(e)               provide customary authorization letters authorizing the distribution of Company information to prospective lenders in connection with a syndicated bank financing;

(f)                provide customary prepayment and/or defeasance notices within the time periods contemplated by the Existing Credit Agreements and Existing Real Property Loan Documents as reasonably requested by Parent (provided that no such notices shall be required unless such notice states that such notice is conditioned on the occurrence of the Closing and is revocable at the option of the Company or the applicable Remainco Subsidiary);

(g)               provide customary documents reasonably requested by Parent relating to (A) the repayment and/or defeasance of the Existing Credit Agreements and the Existing Real Property Loan Documents as of the Effective Time, and (B) the release of related Liens (if any), including using reasonable best efforts to deliver customary payoff letters in respect of the Existing Credit Agreements or Existing Real Property Loan Documents as reasonably requested by Parent (provided that the Company will not be required to deliver documents pursuant to this Section 6.13(a)(i)(g) unless such delivery is not conditioned on the occurrence of the Closing);

(h)               to the extent necessary or advisable, reasonably cooperate to facilitate the executing and delivering of customary pledge and security documents (and any other customary documents or instruments required for the creation and perfection of security interests in the collateral securing the Debt Financing as may be reasonably requested by Parent) or other customary definitive financing documents reasonably requested by the Financing Parties, in each case required in connection with the Debt Financing and effective as of the Closing (but not prior to the Closing);

(i)                 provide documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, relating to the Company or any Subsidiary of the Company, in each case as reasonably requested by Parent;

(j)                 cooperate with due diligence of the Financing Entities, to the extent customary and reasonable;

(k)               consent to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or its Subsidiaries or the Company’s or its Subsidiaries’ reputation or goodwill;

(l)                 reasonably cooperate with the marketing efforts of Parent and its financing sources for any Debt Financing to be raised by Parent to complete the Merger and the other transactions contemplated by this Agreement;

(m)             as may be reasonably requested by Parent, following the later of the obtainment of the Company Stockholder Approval and the effectiveness of the Spinco Registration Statement, form new direct or indirect Subsidiaries of the Company pursuant to documentation reasonably satisfactory to Parent and the Company, in each case effective as of the Closing (but not prior to the Closing);

(n)               as may be reasonably requested by Parent and subject to Section 6.13(a)(i) of the Company Disclosure Schedule, following the later of the obtainment of the Company Stockholder Approval and the effectiveness of the Spinco Registration Statement and provided such actions would not adversely affect the Tax status of the Company or Subsidiaries of the Company or cause the Company or any of its Subsidiaries to be subject to additional Taxes or otherwise suffer or incur any amounts that are not indemnified by Parent under the last sentence of Section 6.13(a)(ii), transfer or otherwise restructure its ownership of existing Subsidiaries of the Company, properties or other assets, in each case, pursuant to documentation reasonably satisfactory to Parent and the Company, in each case effective as of the Closing (but not prior to the Closing);

(o)               provide reasonable and customary assistance with respect to attempting to obtain any third-party consents associated with the delivery of guarantees and granting of mortgages, pledges and security interests in collateral for the Debt Financing;

(p)               to the extent reasonably requested by Parent and necessary in connection with the Debt Financing, attempt to obtain estoppels and certificates from non-residential tenants, lenders, managers, franchisors, ground lessors, ground lessees and counterparties to reciprocal easement agreements, declarations and similar agreements in form and substance reasonably satisfactory to any potential financing source; and

(q)               to the extent reasonably requested by Parent and necessary in connection with the Debt Financing, provide customary and reasonable assistance to allow Parent and its Representatives to conduct customary appraisal and non-invasive environmental and engineering inspections of each real estate property owned and, subject to obtaining required third party consents with respect thereto (which the Company shall use reasonable efforts to obtain to the extent reasonably requested by Parent and required in connection with such inspections), leased by the Company or any of the Subsidiaries of the Company (provided, however, that (A) neither Parent nor its Representatives shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any such property, (B) Parent shall schedule and coordinate all inspections with the Company in accordance with Section 6.2, and (C) the Company shall be entitled to have representatives present at all times during any such inspection).

(ii)              Notwithstanding anything to the contrary in this Section 6.13(a) or Section 6.13(b), none of the Company nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 6.13 that would: (i) require the Company or its Subsidiaries or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (except for the authorization letter contemplated by Section 6.13(a)(i)(d) and (e) and the notices and documents expressly contemplated by and in accordance with Section 6.13(a)(i)(f) - (i) and Section 6.13(a)(i)(m) - (p)), (ii) require the Company or any of its Affiliates to (A) pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Closing or (B) have any obligation of the Company or any of its Affiliates under any agreement, certificate, document or instrument be effective until the Closing, in each case except for those fees, expenses financial commitments or other financial obligations that the Company is reimbursed for by Parent, (iii) cause any director, officer, employee or stockholders of the Company or any of its Affiliates to incur any personal liability, (iv) conflict with the Company Organizational Documents, the Operating Partnership Agreement, any organizational documents of any other Subsidiaries of the Company or any Laws, (v) result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Material Contract to which the Company or any of its Affiliates is a party, (vi) provide access to or disclose information that the Company or any of its Affiliates determines would jeopardize any attorney-client privilege or other legal privilege (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in this clause (vi)), (vii) require the Company to prepare or deliver any (A) (1) financial statements or information that is not available to it and prepared in the ordinary course of its financial reporting practice or (2) pro forma financial statements or pro forma financial information not otherwise prepared in the ordinary course of its financial reporting practice, in each case other than pro forma financial statements or pro forma financial information for Company Remainco after giving effect to the Separation and the Distribution, (B) description of all or any portion of the Debt Financing, including any “description of notes,” “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in preparation of an offering memorandum for private placements of non-convertible, high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, (C) risk factors relating to all or any component of the Debt Financing, (D) (1) historical financial statements or other information required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3 16, Rule 13-01 or 13-02 of Regulation S-X under the Securities Act, (2) any compensation discussion and analysis or other information required by Item 10, Item 402 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (3) separate Subsidiary financial statements, related party disclosures, or any segment reporting or disclosure, including any required by FASB Accounting Standards Codification Topic 280 or (4) other information customarily excluded from an offering memorandum for an offering of non-convertible, high-yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, (E) projections, “management’s discussion and analysis” or similar narrative disclosures for the Company or its Subsidiaries or (F) information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing. None of the representations, warranties, covenants or agreements of the Company or any Subsidiaries of the Company shall be deemed to apply to, or deemed breached or violated by, any of the actions, transactions or cooperation contemplated by this Section 6.13. Nothing contained in this Section 6.13 or otherwise shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. Parent shall, promptly on request by the Company, reimburse the Company and any of its Affiliates for all reasonable out-of-pocket costs incurred by them or their respective Representatives in connection with the Debt Financing or in performing their obligations under this Section 6.13(a), and Parent shall indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all Liabilities, losses, Taxes, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them relating to or arising from the Debt Financing, any actions, transactions or cooperation contemplated by this Section 6.13, or any information used in connection therewith other than information provided in writing by the Company or the Subsidiaries of the Company specifically in connection with their obligations pursuant to this Section 6.13 (the obligations in this sentence, together with the obligations in the last sentence of Section 6.21 and the penultimate sentence of Section 6.13(b)(ii), the “Reimbursement Obligations”).

(iii)            The parties hereto acknowledge and agree that the provisions contained in this Section 6.13 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Parent or any of its Affiliates be a condition to any of Parent’s obligations under this Agreement.

(iv)             All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its Representatives pursuant to this Section 6.13 shall be kept confidential in accordance with the Confidentiality Agreement; provided that notwithstanding anything to the contrary in the Confidentiality Agreement, Parent and its Representatives may initiate contact with and pursue potential financing parties in connection with the Debt Financing, in each case subject to the confidentiality and use restrictions applicable to “Representatives” (as defined in the Confidentiality Agreement) set forth in the Confidentiality Agreement.

(b)               Cooperation Regarding Existing Loans.

(i)                 Promptly following Parent’s request, the Company or its applicable Subsidiary shall deliver (or use commercially reasonable efforts to cause any Joint Venture to deliver) to each of the lenders under debt of any of the Subsidiaries of Company Remainco (any such debt, “Subject Debt”) or any agent or trustee acting on their behalf (each an “Existing Lender”), a notice prepared by Parent, in form and substance reasonably approved by the Company, requesting that such Existing Lender deliver to Parent and the Company (or the applicable Joint Venture) a written statement or documents (the “Assumption Documents”) (i) confirming (A) the aggregate principal amount of the indebtedness outstanding under such Subject Debt, (B) the date to which interest and principal has been paid in respect of such Subject Debt, and (C) the amount of any escrows being held by such Existing Lender in respect of such Subject Debt; and (ii) consenting to (A) the Equity Joint Venture Buyout (if applicable), the assumption of the existing indebtedness, the termination of all agreements with any affiliate of any counterparty to an Equity Joint Venture Buyout (if applicable), the replacement of any guaranty from any affiliate of any counterparty to an Equity Joint Venture Buyout from and after the Effective Time and the consummation of the Merger and the other transactions contemplated by this Agreement, and (B) to the modifications of the terms of such Subject Debt that Parent may reasonably request after the date hereof; provided that the Company shall be informed of any such request or modification; provided, further, that, in the event Parent requests Assumption Documents in accordance with this Section 6.13(b) (x) the consummation of the Merger shall not be conditioned on, or delayed or postponed as a result of the receipt of (or failure to receive) such Assumption Documents from all or any portion of the Existing Lenders and (y) the Assumption Documents will be effective as of or immediately prior to and conditioned on the occurrence of the Effective Time. Without limiting the foregoing, in connection with any indebtedness that Parent intends not to repay, defease or not to cause the Company or any Subsidiaries of Company Remainco to repay or defease at the Closing, the Company and each of the Subsidiaries of Company Remainco shall reasonably cooperate with Parent in connection with maintaining such continuing indebtedness. In furtherance of the foregoing, at the option of Parent, (x) the Company (or its applicable Subsidiary) shall use commercially reasonable efforts to cause any Joint Venture to cooperate in connection with the execution and delivery of the Assumption Documents and (y) Parent shall have the right to discuss with any such lender maintaining the indebtedness for the Company Real Property (provided that the Company is provided a reasonable opportunity to participate in the discussions and Parent shall provide the Company with updates on the status of discussions upon the Company’s reasonable request) and make all determinations and decisions regarding such indebtedness from and after the Closing and any payment of costs or fees relating thereto from or after the Closing.

(ii)              Parent shall pay all fees and expenses payable in connection with the Assumption Documents, including premiums for any endorsements to or re-date of the title insurance policy previously issued to the Existing Lenders, servicing fees, rating agency fees, assignment and assumption fees, attorneys’ fees and disbursements and processing fees required to be paid to the Existing Lenders as a condition to issuance of the Assumption Documents. Neither the Company nor any of the Subsidiaries of the Company shall be obligated to pay any commitment or similar fee or incur any other expense, liability or obligation in connection with this Section 6.13(b) prior to the Closing, and Parent shall indemnify and hold harmless the Company and the Subsidiaries of the Company for any and all Liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with their actions and cooperation pursuant to this Section 6.13(b). The Company’s obligations pursuant to this Section 6.13(b) shall be subject to the limitations set forth in Section 6.13(a)(ii).

Section 6.14        Equity Joint Venture Buyouts. Within three (3) Business Days of Parent providing written notice to the Company, the Company shall cause its applicable Subsidiary to provide a Forced Sale Notice (as defined in each Equity Joint Venture Buyout Agreement) to the applicable counterparty to such Equity Joint Venture Buyout Agreement in compliance with the terms of such Equity Joint Venture Buyout Agreement. From and after the delivery of the Forced Sale Notice and prior to the Effective Time, none of the Company nor its Subsidiaries shall withdraw such Forced Sale Notice or terminate, modify or amend in any respect, or waive any material rights under any Equity Joint Venture Buyout Agreement without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed). The Company shall cause each applicable Subsidiary to comply in all respects with its respective obligations under each Equity Joint Venture Buyout Agreement and consummate the transactions contemplated thereby in all respects upon the terms and subject to the conditions set forth in the applicable Equity Joint Venture Buyout Agreement, and Parent shall reasonably cooperate with respect thereto, which may include execution of asset level purchase agreements; provided that Parent shall have the right to cause the Company to withdraw a Forced Sale Notice prior to the expiration of such right in the Equity Joint Venture Buyout Agreement, and to otherwise consult with the Company in connection with and reasonably approve the Company’s actions in consummating and closing the transactions contemplated under the Equity Joint Venture Buyout Agreements, including the calculation of the “Sale Consideration” (as defined in each Equity Joint Venture Buyout Agreement).

Section 6.15        Accrued Dividends. In the event that a distribution with respect to shares of Company Common Stock or Company Preferred Stock permitted under the terms of this Agreement has a record date prior to the Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of shares of Company Common Stock or Company Preferred Stock entitled to receive such distribution on the Closing Date immediately prior to the Effective Time.

Section 6.16        Dividends.

(a)               Notwithstanding anything to the contrary in this Agreement, from and after the date hereof and prior to the Effective Time, in addition to quarterly cash dividends on Company Common Stock permitted pursuant to Section 6.1(b)(iii), the Company shall be permitted to declare and pay a dividend to its stockholders distributing any amounts reasonably determined by the Company to be required to be distributed in order for the Company to (i) maintain the Company’s qualification for taxation as a REIT under the Code and (ii) avoid or reduce the payment of income or excise Tax (including under Sections 857 or 4981 of the Code) or any other entity-level Tax (a “Special Pre-Closing Dividend”). If the Company declares a Special Pre-Closing Dividend, the Merger Consideration shall be decreased by an amount equal to the Special Pre-Closing Dividend that is declared.

(b)               Prior to the Effective Time, the Company Board shall adopt such resolutions or take such other actions as may be required to terminate the Company DRIP, effective prior to, but subject to the occurrence of, the Effective Time, and ensure that no purchase or other rights under the Company DRIP enable the holder of such rights to acquire any interest in Parent, the Company or any Subsidiary thereof as a result of such purchase or the exercise of such rights at or after the Effective Time.

Section 6.17        Redemption of Company Preferred Stock. (a) Promptly after the date the Proxy Statement is mailed to the stockholders of the Company, the Company shall deliver a notice of redemption (the “Preferred Stock Redemption Notice”) with respect to each of the shares of the Company Preferred Stock to each holder of record thereof, (b) at or prior to the Effective Time, Parent, on behalf of the Surviving Company, shall irrevocably set aside and deposit, separate and apart from its other funds, in trust for the benefit of the holders of the Company Preferred Stock, cash in immediately available funds in the amount of (i) $25.00 plus an amount equal to all accrued and unpaid dividends to and including the redemption date set forth in the Preferred Stock Redemption Notice, without interest, per share of Company Series C Preferred Stock, Company Series D Preferred Stock and Company Series T Preferred Stock and (ii) $1,000.00 plus an amount equal to all accrued and unpaid dividends to and including the redemption date set forth in the Preferred Stock Redemption Notice, without interest, per share of Company Series B Preferred Stock (the collective amounts set forth in clauses (i) and (ii), the “Preferred Stock Redemption Amount”) and (c) Parent and the Company shall, effective as of the Effective Time, give irrevocable instructions for the payment of the Preferred Stock Redemption Amount, in each case in accordance with the Company Organizational Documents. At and following the Closing, the Surviving Company shall complete the redemption of the Company Preferred Stock in accordance with the Company Organizational Documents and Preferred Stock Redemption Notices. The Preferred Stock Redemption Notices shall be prepared by the Company and be reasonably acceptable to Parent, and shall comply in all material respects with the specifications and timing requirements of the Company Organizational Documents for each applicable series of Company Preferred Stock and shall state that each series of Company Preferred Stock shall be redeemed effective as of, and conditioned upon the occurrence of, the Effective Time.

Section 6.18        Company Warrants. At least ten (10) Business Days prior to the Effective Time, the Company shall notify the warrant agent in accordance with the Warrant Agreements with respect to outstanding warrants to purchase Company Class A Common Stock (a “Company Warrant”) of the Merger, including that each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) will be automatically converted by virtue of the Merger into the right to receive the Merger Consideration, and that as of the Effective Time, the Exercise Price (as defined in the Warrants Agreements) of the Company Warrants will be adjusted so that the holder of any Company Warrant exercised after such date shall be entitled to receive in cash the amount of the Merger Consideration which, if the Company Warrant had been exercised by such holder immediately prior to the Closing Date, such holder would have been entitled to receive upon the closing of the Merger. The notice provided to the warrant agent shall be prepared by the Company and be reasonably acceptable to Parent and shall comply in all material respects with the specifications and timing requirements of the Warrant Agreements.

Section 6.19        Tax Matters.

(a)               The Company shall deliver to Parent, at or prior to the Closing, a properly completed and duly executed IRS Form W-9.

(b)               The Company shall (i) use its reasonable best efforts to obtain or cause to be provided the opinion referred to in Section 7.2(d), and (ii) deliver to Company Tax counsel, or other tax counsel to the Company delivering the opinion referred to in Section 7.2(d), a tax representation letter, dated as of the Closing Date, and signed by an officer of the Company, substantially in the form attached as Section 6.19(b) of the Company Disclosure Schedule (and with such changes as are mutually agreeable to the Company, Parent and such counsel), containing customary representations of the Company reasonably necessary or appropriate to enable such counsel to render the tax opinion described in Section 7.2(d).

Section 6.20        Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement (other than with respect to the Proxy Statement or Spinco Registration Statement, which are governed by Section 6.4), or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 6.21        Other Transactions. The Company shall use commercially reasonable efforts to provide such cooperation and assistance as Parent may reasonably request to (a) convert or cause the conversion of one or more Subsidiaries of Company Remainco that are organized as corporations into limited partnerships or limited liability companies and one or more Subsidiaries of Company Remainco that are organized as limited partnerships or limited liability companies into limited liability companies, limited partnerships or corporations, on the basis of organizational documents as reasonably requested by Parent, (b) sell, transfer or distribute or cause to be sold, transferred or distributed (by merger or otherwise) stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by Company Remainco in one or more Subsidiaries of Company Remainco (including to Company Remainco or any other Subsidiary of Company Remainco) at a price and on such other terms as designated by Parent, (c) exercise any right of Company Remainco or a Subsidiary of Company Remainco to terminate, or cause to be terminated, any Contract to which Company Remainco or a Subsidiary of Company Remainco is a party and (d) sell, transfer or distribute, or cause to be sold, transferred or distributed, any of the assets of Company Remainco or one or more Subsidiaries of Company Remainco (including to Company Remainco or any other Subsidiary of Company Remainco) at a price and on such other terms as designated by Parent (any action or transaction described in clauses (a) through (d), a “Parent-Approved Transaction”); provided that (i) neither the Company nor any of its Subsidiaries shall be required to take any action in contravention of (A) any organizational document of the Company or any of its Subsidiaries, (B) any Contract, or (C) applicable Law, (ii) any such conversions, exercises of any rights of termination or other terminations, sales or transactions, including the consummation of any Parent-Approved Transaction or other obligations of the Company or its Subsidiaries to incur any liabilities with respect thereto, shall be contingent upon all of the conditions set forth in Article VII having been satisfied (or, with respect to Section 7.2, waived) and receipt by the Company of a written notice from Parent stating that Parent and Merger Sub are prepared to proceed immediately with the Closing and irrevocably waiving any right to claim that the conditions to their obligations to consummate the Merger set forth in Section 7.1 and Section 7.2 have not been satisfied (other than the conditions set forth in Section 7.1(b) and Section 7.1(c), delivery by the Company at the Closing of the certificate specified in Section 7.2(c) and the opinion specified in Section 7.2(d)), together with any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event that such transactions will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of Parent or Merger Sub under this Agreement, including the amount of or timing of payment of the Merger Consideration or the obligation to complete the Merger in accordance with the terms of this Agreement, (iv) neither the Company nor any of the Subsidiaries of the Company shall be required to take any action, or fail to take any action, that could adversely affect the classification as a REIT of the Company or any Subsidiary of the Company that is classified as a REIT or could subject the Company, Company Remainco or any such Subsidiary to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 (or other material entity-level Taxes), (v) neither the Company nor any Subsidiary of the Company shall be required to take any action, or to fail to take any action, which would reasonably be expected to cause any Subsidiary of the Company to cease to be treated as a partnership or disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provision of Section 856 of the Code, as the case may be, or to incur any material Taxes, (vi) neither the Company nor any Subsidiary of the Company shall be required to take any action, or to fail to take any action, that could result in any Tax being imposed on, or any material adverse Tax consequences to, any limited partner of the Operating Partnership, or any stockholder or other equity interest holder of the Company (in such person’s capacity as a stockholder or other equity interest holder of the Company), that are incrementally greater or more adverse, as the case may be, than the Taxes or other material adverse Tax consequences that would be imposed on such party in connection with the consummation of this Agreement in the absence of such action taken pursuant to this Section 6.21, and (vii) neither the Company nor any of the Subsidiaries of the Company shall be required to provide any non-public information to a third party other than Parent and its Affiliates and their respective Representatives (it being understood that such information shall be governed by the Confidentiality Agreement). Such actions or transactions shall be undertaken in the manner (including in the order) reasonably specified by Parent and shall be subject to the limits set forth above and, except as agreed by Parent and the Company, such actions or transactions shall be implemented not earlier than immediately prior to or concurrent with the Closing. Without limiting the foregoing, none of the representations, warranties, covenants or agreements of the Company or any of the Subsidiaries of the Company shall be deemed to apply to, or be deemed to be breached or violated by, the actions, transactions or cooperation contemplated by this Section 6.21. The Company shall not be deemed to have made a Company Adverse Recommendation Change as a result of providing any cooperation or taking any actions to the extent requested by Parent in connection with a Parent-Approved Transaction or pursuant to Section 6.13. Parent shall, promptly upon request by the Company, reimburse the Company and any of its Affiliates for all reasonable out-of-pocket costs incurred by them or their respective Representatives in connection with any Parent-Approved Transaction or in performing their obligations under this Section 6.21, and Parent shall indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all Liabilities, losses, Taxes, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them relating to or arising from any Parent-Approved Transaction or any actions, transactions or cooperation contemplated by this Section 6.21.

Section 6.22        Termination of Contracts and Resignation of Directors.

(a)               At or prior to the Closing, the Company shall take, and cause its Affiliates to take, all actions as may be necessary to terminate or cause to be terminated, effective no later than the Effective Time, all Contracts set forth on Section 6.22(a)(i) of the Company Disclosure Schedule (including all terms thereof which would purport to survive following the termination thereof), without any cost, Liability or obligation to or binding upon Parent, Merger Sub or their Affiliates (including, following the Closing, the Surviving Company and its Affiliates). Prior to the Closing, neither the Company nor any of its Subsidiaries shall pay any amounts to BRG Manager, LLC or any of its Affiliates other than pursuant to the Contracts set forth on Section 6.22(a)(ii) in accordance with their terms as in effect on the date hereof.

(b)               The Company shall cause to be delivered to Parent at or prior to the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of the directors of the Company.

Section 6.23        Arium Westside. On or prior to the expiration of the Arium Westside Lease, the Company shall use commercially reasonable efforts, and cause its Affiliates to use commercially reasonable efforts, to acquire the fee interest in that certain property known as Arium Westside from The Atlanta Development Authority pursuant to Section 12.1 of the Arium Westside Lease (the “Arium Westside Acquisition”).

Article VII.

CONDITIONS TO THE MERGER

Section 7.1            Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law; provided that such waiver shall only be effective as to the conditions of the waiving party) at or prior to the Effective Time of the following conditions:

(a)               The Company Stockholder Approval shall have been obtained.

(b)               The Spinco Registration Statement shall have become effective under the Securities Act or the Exchange Act, as applicable, and shall not be the subject of any stop order or proceedings seeking a stop order and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(c)               The Separation and the Distribution shall have been consummated.

(d)               No injunction or Order by any Governmental Entity of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted that remains in effect or be effective, in each case that prevents, enjoins, prohibits or makes illegal the consummation of the Merger, the Separation or the Distribution.

Section 7.2            Conditions to Obligation of Parent to Effect the Merger. The respective obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment (or the waiver by Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)               (i) Other than Section 4.2 (other than clause (c)), Section 4.4 and Section 4.11(a), the representations and warranties of the Company set forth in Article IV (determined without regard to any “Company Material Adverse Effect” or “material” qualification) shall be true and correct in all respects as of the Closing Date as though made at and as of the Closing Date, except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the representations and warranties of the Company set forth in Section 4.2 (other than clause (c)) and Section 4.4 shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date and (iii) the representations and warranties of the Company set forth in Section 4.11(a) shall be true and correct as of the Closing Date as though made at and as of the Closing Date; provided that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii) or (iii) as applicable) as of such date or period.

(b)               The Company shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)               The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by a duly authorized executive officer, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d)               The Company shall have delivered to Parent a written opinion of Vinson & Elkins L.L.P., Tax counsel to the Company (or other counsel selected by the Company and reasonably acceptable to Parent), on which Parent and Merger Sub shall be entitled to rely, dated as of the Closing Date, in form and substance substantially as set forth in Section 7.2(d) of the Company Disclosure Schedule (and with such changes as are mutually agreeable to the Company, Parent and such counsel), which opinion concludes (subject to customary assumptions, qualifications and representations, including the representations made by the Company in the tax representation letter described in Section 6.19), that commencing with the Company’s taxable year ended December 31, 2010 the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled the Company to continue to qualify for taxation as a REIT through and including the Effective Time.

Section 7.3            Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)               (i) Other than Section 5.2, the representations and warranties of Parent and Merger Sub set forth in Article V (determined without regard to any “Parent Material Adverse Effect” or “material” qualification) shall be true and correct in all respects as of the Closing Date as though made at and as of the Closing Date, except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (ii) the representations and warranties of Parent and Merger Sub set forth in Section 5.2 shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date; provided that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i) or (ii), as applicable) as of such date or period.

(b)               Parent and Merger Sub shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c)               Parent and Merger Sub each shall have delivered to the Company a certificate, dated the Closing Date and signed by a duly authorized executive officer of each of Parent and Merger Sub, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) for each of Parent and Merger Sub, respectively, have been satisfied.

Article VIII.

TERMINATION

Section 8.1            Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval (except as otherwise provided below):

(a)               by the mutual written consent of the Company and Parent;

(b)               by either the Company or Parent, by written notice to the other, if the Merger shall not have been consummated on or before September 20, 2022 (the “Outside Date”); provided that if the Closing shall not have occurred by the Outside Date (as it may be extended pursuant to this Section 8.1(b)), but on that date the conditions set forth in Section 7.1(b) or Section 7.1(c) have not been satisfied or waived but all other conditions shall have been satisfied or waived (other than those that by their nature are to be satisfied at the Closing, but which conditions are capable of being satisfied if the Closing were to occur on such date), then either Parent or the Company may, in its sole discretion, by written notice to the other on or before the second Business Day prior to the then-current Outside Date, extend the Outside Date to the one-month anniversary of the then-current Outside Date; provided, further, that the Outside Date may only be extended by the Company until the one-month anniversary of the original Outside Date and in any event only to the extent that the date to consummate a “Sale” (as defined in each Equity Joint Venture Buyout Agreement) has been extended to at least the one-month anniversary of the original Outside Date; provided, further, that the Outside Date may not be extended by Parent beyond the three-month anniversary of the original Outside Date; and provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a party if the failure of the Merger to be consummated by such date shall be due to the breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c)               by either the Company or Parent, by written notice to the other, if an Order by a Governmental Entity of competent jurisdiction shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Separation, Distribution or Merger and such Order shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a party if such Order shall be due to the breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(d)               by either the Company or Parent, by written notice to the other, if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting (as it may be adjourned or postponed) at which the approval of the Merger is voted upon and such vote has concluded;

(e)               by the Company, by written notice to Parent, if Parent or Merger Sub shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) would result in a failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) is either not curable or is not cured by the earlier of (A) the Outside Date and (B) the date that is 30 days following written notice from the Company to Parent of such breach, inaccuracy or failure; provided that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to the Company if the Company is then in breach of any of its representations, warranties, covenants or other agreements such that Parent has the right to terminate this Agreement pursuant to Section 8.1(f);

(f)                by Parent, by written notice to the Company, if the Company shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) is either not curable or is not cured by the earlier of (A) the Outside Date and (B) the date that is 30 days following written notice from Parent to the Company of such breach, inaccuracy or failure; provided that the right to terminate this Agreement pursuant to this Section 8.1(f) shall not be available to Parent if Parent or Merger Sub are then in breach of any of its representations, warranties, covenants or other agreements such that the Company has the right to terminate this Agreement pursuant to Section 8.1(e);

(g)               by Parent, by written notice to the Company, in the event that (A) at any time prior to the receipt of the Company Stockholder Approval, a Company Adverse Recommendation Change occurs, (B) the Company shall have failed to publicly recommend against any tender offer or exchange offer for the Company Common Stock subject to Regulation 14D under the Exchange Act that constitutes a Company Takeover Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s stockholders) within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer, (C) at any time prior to the receipt of the Company Stockholder Approval, the Company Board shall have failed to publicly reaffirm the Company Recommendation within ten (10) Business Days after the date of Parent’s written request following the date a Company Takeover Proposal shall have been first publicly announced (or if the Company Stockholders’ Meeting is scheduled to be held within ten (10) Business Days after the date a Company Takeover Proposal shall have been publicly announced, as far in advance of the date on which the Company Stockholders’ Meeting is scheduled to be held as is reasonably practicable) or (D) the Company enters into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.3);

(h)               at any time prior to the receipt of the Company Stockholder Approval, by the Company, by written notice to Parent, in accordance with Section 6.3(f); provided that the Company shall have previously or concurrently paid the Company Termination Fee in accordance with Section 8.3(a) (and such termination shall not be effective until the Company has paid such Company Termination Fee in accordance with Section 8.3(a)); and

(i)                 by the Company, by written notice to Parent delivered on or after the Delayed Closing Date, if (A) all the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing and the condition set forth in Section 7.1(c), which conditions are capable of being satisfied as of the date the Closing should have occurred pursuant to Section 2.3), (B) on the date the Closing should have occurred pursuant to Section 2.3, the Company shall have delivered written notice to Parent to the effect that (x) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing and Section 7.1(c), but which conditions are capable of being satisfied as of the date the Closing should have occurred pursuant to Section 2.3), (y) it is prepared to consummate the Closing and (z) will be prepared to consummate the Closing on the Delayed Closing Date, (C) Parent fails to consummate the Closing on the Delayed Closing Date, and (D) the Company was prepared to consummate the Closing on the Delayed Closing Date. “Delayed Closing Date” means the earliest date following the date on which the Closing should have occurred pursuant to Section 2.3 that the Separation and Distribution may be completed in accordance with applicable Law and stock exchange rules, but in any event not less than three (3) Business Days following the date on which the Closing should have occurred pursuant to Section 2.3.

Section 8.2            Effect of Termination. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate and be null and void, and there shall be no other Liability on the part of the Company Related Parties, on the one hand, or the Parent Related Parties, on the other hand, to the other relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement); provided that the Confidentiality Agreement, the Limited Guarantee, the Reimbursement Obligations, Section 4.24, Section 5.14, Section 6.2(c), Section 6.13(a)(iv), this Section 8.2, Section 8.3 and Article IX shall each survive any termination and continue in full force and effect in accordance with their respective terms; provided, further, that, subject to Section 9.5, nothing herein shall relieve any party hereto from any Liability for any fraud or any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

Section 8.3            Termination Fees.

(a)               Company Termination Fee. If (i) this Agreement is terminated (A) by Parent pursuant to Section 8.1(g) or (B) by the Company pursuant to Section 8.1(h) or (ii) (A) after the date of this Agreement, a Company Takeover Proposal (substituting 50% for the 15% threshold set forth in the definition of “Company Takeover Proposal”) (a “Qualifying Transaction”) shall have been received by the Company or its Representatives or any Person shall have publicly proposed or made (or publicly announced an intention, whether or not conditional, to make) a Company Takeover Proposal (and, in the case of a termination pursuant to Section 8.1(d), such Company Takeover Proposal or publicly proposed or announced intention shall have been made prior to the Company Stockholders’ Meeting (or any adjournment or postponement thereof)), (B) thereafter this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or Section 8.1(d), or by Parent pursuant to Section 8.1(f), and (C) at any time on or prior to the date that is twelve (12) months after the date of such termination, the Company or any of its Subsidiaries completes, or enters into a definitive agreement providing for the implementation of, any Qualifying Transaction, then the Company shall pay, at the direction of Parent, the Company Termination Fee by wire transfer of immediately available funds (to an account designated by Parent) (1) in the case of clause (i)(A), within two (2) Business Days after the date of such termination, (2) in the case of clause (i)(B), prior to or concurrently with such termination or (3) in the case of clause (ii), within the earlier of (x) two (2) Business Days after the entry into a definitive agreement providing for the implementation of any Qualifying Transaction and (y) concurrently with the consummation of any Qualifying Transaction. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion. If the Company becomes obligated to pay the Company Termination Fee under this Section 8.3(a), then, if requested by Parent, the Company shall deposit into escrow an amount in cash equal to the Company Termination Fee with an escrow agent selected by the Company that is reasonably acceptable to Parent pursuant to a written escrow agreement (the “Company Termination Fee Escrow Agreement”) reflecting the terms set forth in this Section 8.3(a) and otherwise reasonably acceptable to the escrow agent. The Company Termination Fee Escrow Agreement shall provide that the Company Termination Fee in escrow or the applicable portion thereof shall be released to Parent on an annual basis based upon the delivery by Parent to the escrow agent of any one (or a combination) of the following: (i) a letter from the independent certified public accountants of any direct or indirect equity owner of Parent that is a REIT indicating the maximum amount that can be paid by the escrow agent to Parent or its designee without causing such direct or indirect equity owner of Parent that is a REIT to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of such REIT determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(I) or 856(c)(3)(A)-(I) of the Code (such income, “Qualifying REIT Income”), in which case the escrow agent shall release to Parent or its designee such maximum amount stated in the accountant’s letter; (ii) a letter from counsel of any direct or indirect equity owner of Parent that is a REIT indicating that such REIT received a private letter ruling from the Internal Revenue Service (“IRS”) holding that the receipt by Parent or its designee of the Company Termination Fee would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to Parent or its designee the remainder of the Company Termination Fee; (iii) a letter from the counsel of any direct or indirect equity owner of Parent that is a REIT indicating that such REIT has received a tax opinion from its outside counsel or accountant, respectively, to the effect that the receipt by Parent or its designee of the Company Termination Fee should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to Parent or its designee the remainder of the Company Termination Fee; or (iv) a letter from any direct or indirect equity owner of Parent that is a REIT designating a Taxable REIT Subsidiary of such REIT as the recipient of the Company Termination Fee, in which case the escrow agent shall release the remainder of the Company Termination Fee to Parent or its designee. The Company Termination Fee Escrow Agreement shall further provide that, at the end of the fifth calendar year beginning after the date on which the Company’s obligation to pay the Company Termination Fee arose (or earlier if directed by Parent), any remaining amount then being held in escrow by the escrow agent shall be disbursed to the Company. The parties agree to cooperate in good faith to amend this Section 8.3(a) at the reasonable request of Parent in order to (A) maximize the portion of the applicable Company Termination Fee that may be distributed to Parent or its designee hereunder without causing any direct or indirect equity owner of Parent that is a REIT to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve the direct or indirect owner of Parent that is a REIT’s chances of securing the favorable private letter ruling from the IRS described in this Section 8.3(a) or (C) assist the direct or indirect owner of Parent that is a REIT in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 8.3(a). The Company Termination Fee Escrow Agreement shall provide that Parent shall bear all costs and expenses under the Company Termination Fee Escrow Agreement.

(b)               Parent Termination Fee. If this Agreement is terminated by the Company pursuant to Section 8.1(e) or Section 8.1(i) (or by Parent pursuant to Section 8.1(b) at a time when the Company was then entitled to terminate this Agreement pursuant to Section 8.1(e) or Section 8.1(i)), then Parent shall pay or cause to be paid to the Company the Parent Termination Fee by wire transfer of immediately available funds within two (2) Business Days of such termination, to an account designated by the Company. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. If Parent becomes obligated to pay the Parent Termination Fee under this Section 8.3(b), then, if requested by the Company, Parent shall deposit into escrow an amount in cash equal to the Parent Termination Fee with an escrow agent selected by Parent that is reasonably acceptable to the Company pursuant to a written escrow agreement (the “Parent Termination Fee Escrow Agreement”) reflecting the terms set forth in this Section 8.3(b) and otherwise reasonably acceptable to the escrow agent. The Parent Termination Fee Escrow Agreement shall provide that the Parent Termination Fee in escrow or the applicable portion thereof shall be released to the Company on an annual basis based upon the delivery by the Company to the escrow agent of any one (or a combination) of the following: (i) a letter from the Company’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of the Company determined as if the payment of such amount did not constitute Qualifying REIT Income, in which case the escrow agent shall release to the Company such maximum amount stated in the accountant’s letter; (ii) a letter from the Company’s counsel indicating that the Company received a private letter ruling from the IRS holding that the receipt by the Company of the Parent Termination Fee would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Company the remainder of the Parent Termination Fee; (iii) a letter from the Company’s counsel indicating that the Company has received a tax opinion from its outside counsel or accountant, respectively, to the effect that the receipt by the Company of the Parent Termination Fee should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Company the remainder of the Parent Termination Fee; or (iv) a letter from the Company designating a Taxable REIT Subsidiary of the Company as the recipient of the Parent Termination Fee, in which case the escrow agent shall release the remainder of the Parent Termination Fee to the Company or its designee. The Parent Termination Fee Escrow Agreement shall further provide that, at the end of the fifth calendar year beginning after the date on which Parent’s obligation to pay the Parent Termination Fee arose (or earlier if directed by the Company), any remaining amount then being held in escrow by the escrow agent shall be disbursed to Parent. The parties agree to cooperate in good faith to amend this Section 8.3(b) at the reasonable request of the Company in order to (A) maximize the portion of the applicable Parent Termination Fee that may be distributed to the Company hereunder without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve the Company’s chances of securing the favorable private letter ruling from the IRS described in this Section 8.3(b) or (C) assist the Company in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 8.3(b). The Parent Termination Fee Escrow Agreement shall provide that the Company shall bear all costs and expenses under the Parent Termination Fee Escrow Agreement.

(c)               Each of the parties hereto acknowledges that neither the Company Termination Fee nor the Parent Termination Fee is intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such Company Termination Fee or Parent Termination Fee is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, while Parent may pursue both a grant of specific performance that requires the Closing to occur in accordance with Section 9.5 and the payment of the Company Termination Fee, under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance that requires the Closing to occur and payment of the Company Termination Fee.

(d)               Each of the parties hereto acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the Company Termination Fee, or if Parent fails to pay in a timely manner the Parent Termination Fee, as applicable, then the Company shall pay to Parent, or Parent shall pay to the Company, as applicable, interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2% per annum (the “Enforcement Expenses”).

(e)               Sole and Exclusive Remedy.

(i)                 If this Agreement is terminated pursuant to Section 8.1, subject to Section 9.5, the Company’s right to receive the Parent Termination Fee in full in the circumstances in which it is payable, the Enforcement Expenses and the Reimbursement Obligations shall be the sole and exclusive remedy of the Company against the Parent Related Parties in connection with this Agreement, any agreement executed in connection herewith, the transactions contemplated hereby or thereby, the termination of this Agreement, any breach of this Agreement or any such other agreement, or the failure to consummate the Merger or any of the other transactions contemplated hereby or thereby, and the Parent Related Parties shall not have any further Liability in connection with the foregoing. Notwithstanding the foregoing, this Section 8.3(e)(i) (x) will not relieve Blackstone Real Estate Services L.L.C. from Liability to the extent provided in the Confidentiality Agreement, (y) will not limit the Company’s right to specific performance pursuant to the proviso to the last sentence of Section 9.5(a) and (z) subject to the Liability Limitation (which shall not limit Section 4 of the Limited Guarantee) and the other limitations described in the Limited Guarantee, will not limit the Equity Investor’s obligations under and to the extent provided in the Limited Guarantee.

(ii)              If this Agreement is terminated pursuant to Section 8.1, (A) Parent’s right to receive the Company Termination Fee in full in the circumstances in which it is payable and the Enforcement Expenses shall be the sole and exclusive remedy of Parent, Merger Sub or the Equity Investor against the Company Related Parties in connection with this Agreement, any agreement executed in connection herewith, the transactions contemplated hereby or thereby, the termination of this Agreement, any breach of this Agreement or any such other agreement, or the failure to consummate the Merger or any of the other transactions contemplated hereby or thereby, and the Company Related Parties shall not have any further Liability in connection with the foregoing and (B) in no event will (1) any Company Related Party (other than the Company) have any liability for monetary damages arising out of this Agreement or the Merger or (2) without limiting clause (A), except in the case of fraud or willful and material breach, any Parent Related Party (including Parent, Merger Sub or the Equity Investor) obtain any monetary recovery or award in excess of $60,000,000 plus the Enforcement Expenses. Notwithstanding the foregoing, this Section 8.3(e)(ii) (x) will not limit Parent’s right to specific performance pursuant to Section 9.5 and (y) will not relieve the Company from Liability to the extent provided in the Confidentiality Agreement.

Article IX.

MISCELLANEOUS

Section 9.1            No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements that contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 9.2            Expenses; Transfer Taxes.

(a)               Except as otherwise provided in this Agreement (including in Section 8.3), whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses.

(b)               Except as otherwise provided in Section 3.2(c), all real property transfer, stock transfer, documentary, sales, use, stamp, recording, value added, registration or similar Taxes that become payable in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne and timely paid by Parent or Merger Sub and expressly shall not be a liability of holders of Company Common Stock. Parent shall, with the Company’s good faith cooperation and assistance, prepare, execute and file, or caused to be prepared, executed and filed, all returns, questionnaires, application or other documents relating to Transfer Taxes.

Section 9.3            Counterparts; Effectiveness. This Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.4            Governing Law; Jurisdiction.

(a)               This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Maryland, without giving effect to any choice or conflict of law provision or rule (whether of the State of Maryland or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Maryland.

(b)               Each of the parties hereto irrevocably agrees that it shall bring any Proceeding in respect of any claim arising out of or related to this Agreement and the rights and obligations arising in connection herewith, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns (“Actions”), exclusively in (i) the Circuit Court for Baltimore City, Maryland, (ii) in the event (but only in the event) that such court does not have subject matter jurisdiction over such suit, action or other proceeding, the United States District Court for the District of Maryland, Baltimore Division or (iii) in the event (but only in the event) that such courts identified in clauses (i) and (ii) do not have subject matter jurisdiction over such suit, action or other proceeding, any other state or federal court located within the State of Maryland (the “Chosen Courts”), and solely in connection with Actions (A) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason other than the failure to serve in accordance with this Section 9.4 and any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in the Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (C) irrevocably submits to the exclusive venue of any such Action in the Chosen Courts and waives any objection to laying venue in any such Action in the Chosen Courts and (D) waives any objection that the Chosen Courts are an inconvenient forum, do not have jurisdiction over any party hereto or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts. In the case of any Proceeding in the Circuit Court for Baltimore City, Maryland or any other state court located in the State of Maryland, each of the parties irrevocably agrees to request and/or consent to the assignment of any such Proceeding to such court’s Business and Technology Case Management Program. Each party agrees that a final judgment in any Action brought in the Chosen Courts shall be conclusive and binding upon each of the parties hereto and may be enforced in any other courts the jurisdiction of which each of the parties hereto is or may be subject, by suit upon such judgment. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.7 in accordance with applicable Law and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Maryland. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

Section 9.5            Specific Enforcement; Liability Limitation.

(a)               The parties hereto agree that if any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly (a) Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in each case in the Chosen Courts (in the order expressed in Section 9.4(b)), this being in addition to any other remedy to which they are entitled at law or in equity, (b) the Company waives any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the Company shall waive, in any action for specific performance, the defense of adequacy of a remedy at law. Parent’s or Merger Sub’s pursuit of an injunction, specific performance or other equitable remedies at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which Parent or Merger Sub may be entitled, including the right to pursue remedies for Liabilities or damages incurred or suffered by Parent and Merger Sub. It is explicitly agreed that, subject only to the proviso in the immediately following sentence, the Company shall not have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Merger Sub’s obligations to consummate the Merger or otherwise to prevent a breach of this Agreement or enforce specifically the terms hereof. It is explicitly agreed that the Company’s sole and exclusive remedy relating to a breach of this Agreement by Parent or Merger Sub shall be the Parent Termination Fee, in the circumstances in which it is payable in accordance with Section 8.3(b), the Enforcement Expenses and the Reimbursement Obligations; provided, however, that notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to specific performance to prevent any breach by Parent of Section 6.2(c).

(b)               The parties further agree (i) the seeking of remedies pursuant to Section 9.5(a) shall not in any respect constitute a waiver by either of Parent or Merger Sub seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 8.3(a), in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 9.5(a) are not available or otherwise not granted and (ii) nothing set forth in this Agreement shall require Parent or Merger Sub to institute any proceeding for (or limit any of Parent’s or Merger Sub’s right to institute any proceeding for) specific performance under this Section 9.5 prior or as a condition to exercising any termination right under Article VIII (and pursuing any remedy permitted hereunder after such termination), nor shall the commencement of any legal proceeding by either of Parent or Merger Sub seeking remedies pursuant to Section 9.5(a) or anything set forth in this Section 9.5 restrict or limit Parent’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(c)               Notwithstanding anything to the contrary in this Agreement, the maximum aggregate Liability of Parent and Merger Sub together for any losses, damages, costs or expenses of the Company or its Affiliates relating to the failure of the transactions contemplated by this Agreement to be consummated, or a breach of this Agreement by Parent or Merger Sub or otherwise in connection with this Agreement or the transactions contemplated hereunder, shall be limited to an amount equal to the Parent Termination Fee plus the Enforcement Expenses (the “Liability Limitation”), and in no event shall the Company or any of its Affiliates seek any amount in excess of the Liability Limitation (provided that the Liability Limitation shall not limit Section 4 of the Limited Guarantee) in connection with this Agreement or the transactions contemplated hereby or in respect of any other documents or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise. The Company agrees that it has no right of recovery against, and no personal liability shall attach to, any of the Parent Related Parties (other than Parent or Merger Sub to the extent provided in this Agreement and Blackstone Real Estate Services L.L.C. to the extent provided in the Confidentiality Agreement), through Parent or Merger Sub or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent or Merger Sub against any Parent Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise, except for its rights to recover from the Equity Investor (but not any other Parent Related Party) under and to the extent provided in the Limited Guarantee and subject to the Liability Limitation (which shall not limit Section 4 of the Limited Guarantee) and the other limitations described therein. Recourse against the Equity Investor under the Limited Guarantee shall be the sole and exclusive remedy of the Company and its Affiliates against the Equity Investor and any other Parent Related Party (other than Parent or Merger Sub to the extent provided in this Agreement and Blackstone Real Estate Services L.L.C. to the extent provided in the Confidentiality Agreement) in connection with this Agreement or the transactions contemplated hereby or in respect of any other document entered into in connection herewith or therewith or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise. Without limiting the rights of the Company against Parent or Merger Sub hereunder and against Blackstone Real Estate Services L.L.C. under the Confidentiality Agreement, in no event shall the Company or its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover damages from, any Parent Related Party (other than the Equity Investor to the extent provided in the Limited Guarantee and subject to the Liability Limitation (which shall not limit Section 4 of the Limited Guarantee) and the other limitations described therein). Notwithstanding anything to the contrary herein, nothing in this Agreement, express or implied, is intended to or shall limit the rights or remedies available to a party to the Separation Documentation against any other party to the Separation Documentation.

Section 9.6            WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.6.

Section 9.7            Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when sent by email by the party to be notified (provided that no automated notice of delivery failure is received by the sender); or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent or Merger Sub:

Badger Parent LLC

c/o Blackstone Inc.

345 Park Avenue

New York, NY 10154

Attention: Jacob Werner

Email:	realestatenotices@blackstone.com

Werner@Blackstone.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Attention:	Brian M. Stadler, Esq.

Matthew B. Rogers, Esq.

Email:	BStadler@stblaw.com

MRogers@stblaw.com

To the Company:

Bluerock Residential Growth REIT, Inc.
1345 Avenue of the America, 32nd Floor
New York, New York 10105

Attention:	Jordan Ruddy
Email:	jruddy@bluerock.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:	Victor Goldfeld, Esq.

Matthew T. Carpenter, Esq.

Elizabeth A. Ingriselli, Esq.

Email:	VGoldfeld@wlrk.com

MTCarpenter@wlrk.com

EAIngriselli@wlrk.com

and

Kaplan Voekler Cunningham & Frank PLC
1401 East Cary Street
Richmond, Virginia 23219

Attention:	Richard P. Cunningham, Jr., Esq.

Kathy A. Lawrence, Esq.

Email:	rcunningham@kv-legal.com

klawrence@kv-legal.com

or to such other address as any party hereto shall specify by written notice so given.

Section 9.8            Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided that each of Merger Sub and Parent may assign any of their rights hereunder to any Affiliate of Parent without the prior written consent of the Company, but no such assignment shall (x) relieve Parent or Merger Sub of any of its obligations hereunder or (y) impede or delay the consummation of the transactions contemplated by this Agreement, the Separation or the Distribution. Subject to the first sentence of this Section 9.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 9.8 shall be null and void.

Section 9.9            Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.10        Entire Agreement. This Agreement (together with the exhibits hereto, Company Disclosure Schedule and the other documents delivered pursuant hereto), the Limited Guarantee and the Confidentiality Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements (except the Confidentiality Agreement, which shall survive in accordance with its terms) and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof, as well as the Separation and the Distribution.

Section 9.11        Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, on the one hand, and Parent and Merger Sub, on the other hand; provided that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE American require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.12        Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties hereto only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13        No Third-Party Beneficiaries. Each of the Parent Entities and the Company agrees that (a) its representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, each Covered Person shall be an express third-party beneficiary of and shall be entitled to rely upon Section 6.8 (provided that the rights of any Covered Persons shall not arise unless and until the Effective Time occurs).

Section 9.14        Interpretation. (a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated; (b) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (c) the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires; (d) the word “or” shall not be deemed to be exclusive; (e) the word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”; (f) all references herein to “$” or “dollars” shall be to U.S. dollars; (g) references to “written” or “in writing” include in electronic form; (h) all terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein; (i) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms; (j) a reference to any Person includes such Person’s successors and permitted assigns; (k) any reference to “days” means calendar days unless Business Days are expressly specified; (l) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (m) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related rules and regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented; provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related rules and regulations thereunder and published interpretations thereof, in each case, as of such date; (n) to the extent that any covenant or agreement in this Agreement requires an Affiliate of any party hereto to take or omit to take any action, such covenant or agreement includes the obligation of such party to cause such Affiliate to take or omit to take such action, whether or not such covenant or agreement expressly so states; (o) references in this Agreement to the “transactions contemplated hereby,” the “transactions contemplated by this Agreement” and words or phrases of similar import shall include the Separation or the Distribution and the transactions contemplated thereby; (p) references in this Agreement to the “ordinary course of business” with respect to any Person shall refer to an action taken by a Person that is consistent in all material respects in nature, scope, and magnitude with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person (including, for the avoidance of doubt, any good faith response to COVID-19 Measures prior to the date of this Agreement); and (q) references to documents or other information having been “made available,” “delivered” or “provided” or words of similar import, shall be deemed to mean that such information or documents were (i) posted by the Company or any of its Representatives to the Project Navigator virtual data room hosted by Datasite.com, (ii) filed with, or furnished to, the SEC since January 1, 2020 and available through the SEC’s Electronic Data Gathering and Retrieval System or (iii) otherwise made reasonably available by the Company or its Representatives to Parent or its Representatives, in each case of this clause (q) prior to the date hereof. Each of the parties hereto has participated in the drafting and negotiation of this Agreement and if an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

BLUEROCK RESIDENTIAL GROWTH REIT, INC.

By:	/s/ Ramin Kamfar
Name: Ramin Kamfar
Title: Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

BADGER PARENT LLC

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Senior Managing Director and Vice President

BADGER MERGER SUB LLC

By:	/s/ Jacob Werner
Name: Jacob Werner
Title: Senior Managing Director and Vice President

[Signature Page to Agreement and Plan of Merger]

Annex A

Separation Principles

[Attached]

Separation Principles

To the extent not otherwise addressed in the Agreement (including these Separation Principles), the Separation and the Distribution will be consummated pursuant to terms and conditions customary for public company spin-off transactions in conjunction with a business combination transaction with a third party involving the public company or the spun-off company. Capitalized terms used but not defined in these Separation Principles shall have the meanings ascribed to them in the Agreement.

For purposes of these Separation Principles:

•	“Company Group” means, individually or collectively, as the case may be, (a) the Company and any of its Subsidiaries (including, for the avoidance of doubt, any such Subsidiary that is treated as a “disregarded entity” for U.S. federal income tax purposes (or for purposes of any state, local or foreign tax law) immediately after the Effective Time (and giving effect to the Distribution), (b) any Person that shall have merged or liquidated into the Company or any such Subsidiary and (c) any predecessor or successor to any Person otherwise described in this definition.

•	“Liabilities” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, losses, remediation, deficiencies, fines, settlements, sanctions, costs, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any law, action (including any third-party claim) or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any governmental authority or arbitration tribunal, and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.

•	“Parties” means Spinco and Company Remainco (including, following the Merger, the Surviving Company) and “Party” means one of them.

•	“Spinco Group” means individually or collectively, as the case may be, (a) Spinco, the Operating Partnership and any of their respective Subsidiaries (including, for the avoidance of doubt, any such Subsidiary that is treated as a “disregarded entity” for U.S. federal income tax purposes (or for purposes of any state, local or foreign tax law)) immediately after the Effective Time (and giving effect to the Distribution), (b) any Person that shall have merged or liquidated into Spinco, the Operating Partnership or any such Subsidiary and (c) any predecessor or successor to any Person otherwise described in this definition.

•	“Transactions” means the Merger and the other transactions contemplated by the Agreement, the Separation and the Distribution.

•	“Waived Employment Payments” means the aggregate amount of the Employment Payments waived in whole or in part by the Applicable Individuals, if any.

1.	The Separation:

Prior to the Effective Time, the Company and its Subsidiaries will undertake the internal restructuring steps as set forth in the step plan attached as Annex A (as modified in accordance with the terms hereof, the “Step Plan”) (the “Internal Restructuring”). The Company may make modifications to these Separation Principles and the Step Plan from time to time; provided that any such modification shall not be adverse (other than in a de minimis respect) to Company Remainco or, after giving effect to the Merger, Parent, unless Parent has provided its prior written consent (not to be unreasonably withheld, conditioned or delayed).

o	Assets and Liabilities Generally: Except as otherwise described herein, without duplication, (i) all assets of the Company and its Subsidiaries primarily related to the Spinco Business, (ii) the assets included on Schedule A, (iii) the assets included or reflected as assets of Spinco or any of its Subsidiaries on Unaudited Spinco Financial Statement, subject to any dispositions of such assets subsequent to the date of the Unaudited Spinco Financial Statement and (iv) acquisitions of assets since the date of the Unaudited Spinco Financial Statement that are of a nature or type that would have been included on a pro forma combined balance sheet of the Spinco Business or any notes or subledgers thereto as of the effective time of the Distribution, including any inventory (were such balance sheet, notes and subledgers prepared on a basis consistent with the Unaudited Spinco Financial Statement) (such balance sheet and notes and subledgers thereto, the “Pro Forma Spinco Balance Sheet”), in each case will be allocated to Spinco (or one or more of its Subsidiaries). Without duplication, all Liabilities of the Company and its Subsidiaries (whether or not such Liabilities arose or are asserted before, at or after the Distribution) (i) to the extent related to the Spinco assets or the Spinco Business (including all Liabilities to the extent related to Bluerock REIT Operator, LLC), (ii) included or reflected as liabilities of Spinco or any of its Subsidiaries on the Unaudited Spinco Financial Statement, subject to any discharge of such Liabilities subsequent to the date of the Unaudited Spinco Financial Statement, or (iii) in existence as of the effective time of the Distribution that are of a nature or type that would have resulted in such Liabilities being included or reflected as Liabilities of the Spinco Business on the Pro Forma Spinco Balance Sheet, in each case, will be allocated to Spinco (or one or more of its Subsidiaries). In addition to any other exceptions described in these Separation Principles, exceptions to the foregoing sentences (1) that would not be adverse (other than in a de minimis respect) to Company Remainco or, after giving effect to the Merger, Parent or (2) with Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed) shall also be permitted. All assets and Liabilities not allocated to Spinco (or one or more of its Subsidiaries) will be retained by Company Remainco (or one or more of its Subsidiaries). For the avoidance of doubt, cash and debt shall be addressed by Sections 2 and 3 of these Separation Principles rather than the foregoing provisions of this bullet, and Company Transaction Litigation shall be addressed by Section 11 of these Separation Principles. The separation and distribution agreement relating to the Separation and the Distribution will include customary indemnification provisions pursuant to which Spinco and Company Remainco will indemnify the other for any losses relating to:

▪	the Liabilities allocated to the indemnifying Party (and its Subsidiaries) and the failure of the indemnifying Party (or its Subsidiaries) to satisfy any such Liabilities in accordance with their terms;

▪	any breach by the indemnifying Party (or its Subsidiaries) of the separation and distribution agreement or other agreements entered into by the Parties (and/or Subsidiaries thereof) in connection with the Separation or the Distribution;

▪	performance or other guarantees or similar undertakings for the benefit of the indemnifying Party (or its Subsidiaries) by the other Party (or its Subsidiaries); and

▪	if the indemnifying Party is Spinco, any untrue statement or omission (or alleged untrue statement or omission) of material fact in the Spinco Registration Statement, information statement, prospectus, offering memorandum, offering circular or similar disclosure document that describes the Separation and the Distribution; subject to Section 11 of these Separation Principles, Company Remainco will indemnify Spinco for claims relating to any untrue statement or omission (or alleged untrue statement or omission) of material fact in the Company’s pre-Distribution disclosure documents.

o	No Party will make any representations or warranties to the other as to the assets or Liabilities to be transferred.

o	To the extent that an asset or Liability (or a portion thereof) is not transferred from one Party to the other prior to the Distribution (because of a failure to receive a consent or otherwise), the transferring Party will retain that asset or Liability for the transferee Party (with the transferee bearing all of the benefits and burdens of the asset or Liability), and the asset or Liability will be transferred as soon as it can be transferred.

o	Subject to customary exceptions, including for Liabilities arising under any agreement between the Parties (and/or Subsidiaries thereof) that is in effect following the Distribution, each of Spinco and Company Remainco will release the other and the other’s non-recourse parties (current or former stockholders, directors, officers, employees, etc.) from all Liabilities of the releasing Party or with respect to the releasing Party’s assets or business arising before the Distribution.

o	Prior to the Effective Time, the warrant agreements relating to the Company Warrants will be amended so that each holder of a Company Warrant that is exercisable but not exercised as of the Effective Time will be entitled to receive in respect of such Company Warrant only an amount of cash equal to the difference between the Merger Consideration and the exercise price for each share of Company Common Stock underlying such Company Warrant immediately prior to the Effective Time.

o	Except with respect to Company Transaction Litigation, which shall be governed by Section 11 of these Separation Principles, Company Remainco will be responsible for all of the out-of-pocket fees, costs and expenses of investment bankers, legal counsel, accountants, experts and other third-party professional advisors, SEC filing fees, printing and mailing costs, proxy solicitation costs and all transfer taxes, in each case incurred by or on behalf of either Party at or prior to the Effective Time in connection with the transactions contemplated by the Agreement.

o	From and after the Closing, Spinco shall be entitled to the benefit of the Reimbursement Obligations except that they shall be obligations of Company Remainco, mutatis mutandis.

2.	Indebtedness:

o	Company Remainco and its Subsidiaries will not be obligated on and, to the extent necessary, will be released from, Spinco’s debt which shall include debt for borrowed money, bonds or similar instruments, letters of credit, capitalized leases, derivatives and related guarantees (including a new credit facility that is contemplated to fund certain acquisitions before the closing of the Merger) (“Spinco Debt”).

o	Spinco and its Subsidiaries will not provide credit support for debt remaining with Company Remainco and its Subsidiaries in accordance with these Separation Principles.

3.	Cash:

o	Immediately prior to the effective time of the Distribution, the Company will contribute to Spinco an amount of cash equal to the “Spinco Cash Amount”, which shall be equal to $185,700,000,

a.	reduced dollar-for-dollar by:

i.	any cash used or paid by the Company or any of its Subsidiaries after the execution of the Agreement to acquire assets that will be allocated to Spinco in the Separation (“Spinco Assets”), but excluding amounts used to acquire Spinco Assets to the extent funded with the proceeds of Spinco Debt,

ii.	the amount of cash used by the Company or any of its Subsidiaries after the execution of this Agreement to pay any principal in respect of Spinco Debt,

iii.	any cash paid in redemption of Common Units of the Operating Partnership after the execution of the Agreement,

iv.	the product of (x) the aggregate number of shares of Company Class A Common Stock issued after the execution of the Agreement in respect of the redemption of a number of Common Units of the Operating Partnership in excess of 940,567 Common Units multiplied by (y) the Merger Consideration, and

v.	the amount of cash held by Spinco and its Subsidiaries immediately prior to such contribution by the Company (other than cash received by Spinco or its Subsidiaries pursuant to the Reimbursement Obligations); and

b.	increased dollar-for-dollar by:

i.	the Waived Employment Payments,

ii.	any cash received by the Company or any of its Subsidiaries after the execution of the Agreement in connection with the disposition or redemption of assets that will be allocated to Spinco in the Separation (including, for the avoidance of doubt, mezzanine or preferred investments that will be allocated to Spinco),

iii.	any cash proceeds received in respect of Spinco Debt incurred after the execution of the Agreement (including, for the avoidance of doubt, cash proceeds received by the Company or any of its Subsidiaries after the execution of the Agreement derived from levering a Spinco Asset), to the extent the proceeds thereof or cash received therefrom are not used to acquire Spinco Assets, and

iv.	the net levered cash flow (taking into account capital expenditures and interest expense, but excluding amounts already taken into account in clauses (a)(i), (a)(ii) or (b)(ii)) attributable to the operation of the Spinco Business after the execution of the Agreement.

o	Notwithstanding the foregoing, to the extent that the Spinco Cash Amount, as adjusted as set forth above, is a negative number, then immediately prior to the effective time of the Distribution, Spinco shall distribute to the Company an amount of cash equal to the absolute value of the Spinco Cash Amount, as adjusted. Cash shall be deemed to include restricted cash and cash equivalents.

4.	Shared Contracts: The interests of the Company under that certain Sublease, dated as of February 15, 2019, between AllianceBernstein L.P., as Sublandlord, and Bluerock Real Estate L.L.C. (“BRE”) and the Company, collectively, as Subtenant, for a portion of the 32nd Floor, 1345 Avenue of the Americas, New York, New York (the “Sublease”) will be assigned (subject to any required consents of Sublandlord and Landlord) to Spinco, including all of the Company’s Liabilities associated therewith, and the Company (until the consummation of the Distribution) and Spinco (after the consummation of the Distribution) will use commercially reasonable efforts to cause the release, as of the Distribution, by Sublandlord of Company Remainco from any obligations under the Sublease as of and after the consummation of the Distribution; provided that, notwithstanding the foregoing, Parent shall pay to Spinco at the Closing $2.5 million of the remaining Fixed Rent (as defined in the Sublease) as of the consummation of the Distribution, and each of BRE and Spinco shall indemnify Company Remainco from obligations accruing under the Sublease from and after the consummation of the Distribution. Shared supply, vendor and other agreements will be transferred to Spinco (or one or more of its Subsidiaries). However, Spinco and its Subsidiaries will use commercially reasonable efforts to obtain any necessary third party consents so that the Company Remainco Business can obtain the benefits currently enjoyed and assume the burdens undertaken (e.g., through a new agreement, amendment or partial assignment) by the Company Remainco Business under those agreements.

5.	Intercompany Accounts and Other Agreements:

o	Agreements between (a) Company Remainco or any of its Subsidiaries, on the one hand, and (b) Spinco or any of its Subsidiaries, on the other hand, will be terminated as of the completion of the Distribution without Liability to either Party, other than the separation and distribution agreement and such other agreements as are customary for public company spin-off transactions that are entered into by the Parties (and/or Subsidiaries thereof) in connection with the Separation or the Distribution.

o	Without limiting the foregoing, (i) the Administrative Services Agreement, dated October 31, 2017, by and among Bluerock Real Estate, L.L.C., Bluerock Real Estate Holdings, LLC, the Company, Bluerock Residential Holdings, L.P., Bluerock TRS Holdings, LLC and Bluerock REIT Operator, LLC, (ii) the Amended and Restated Trademark License Agreement, dated as of October 31, 2017, by and between Bluerock Real Estate, L.L.C., BRG Manager, LLC and Bluerock REIT Operator, LLC and (iii) any other Contract between Company Remainco (on the one hand) and BRG Manager, LLC or its Affiliates (on the other hand) (other than Contracts in respect of existing preferred investment and co-investments and other than the indemnification agreements set forth on Section 6.8(b) of the Company Disclosure Schedule), will also be terminated as of the completion of the Distribution without Liability to either Party.

o	Intercompany accounts between (a) Company Remainco or any of its Subsidiaries, on the one hand, and (b) Spinco or any of its Subsidiaries, on the other hand (other than arising out of agreements described in the preceding two sub-bullets) shall be settled no later than as of immediately prior to the Distribution.

6.	Tax Matters:

o	Intended U.S. Federal Income Tax Characterization of the Transactions. For U.S. federal income tax purposes, (a) the transfer of the entity or entities holding the Company Remainco Business to the Company in exchange for the Company’s interests in the Company operating partnership (the “Operating Partnership”) shall be treated as a distribution in partial liquidation of the Company’s interest in the Operating Partnership, (b) the contribution by the Company of its Operating Partnership interests to Spinco shall be treated as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), (c) the Distribution, in conjunction with the Merger, shall be treated as a distribution made pursuant to the liquidation of the Company and described in Section 331(a) of the Code, (d) the Merger shall be treated as (i) a taxable sale by the Company of all of its assets (as of immediately after the Distribution) to Merger Sub (or, if Merger Sub is a “disregarded entity,” its regarded owner for U.S. federal income tax purposes) in exchange for the merger consideration, the preferred redemption amount and the assumption of the Company’s Liabilities (and any other applicable amounts), followed by (ii) a complete liquidation of the Company, and (e) the Distribution, together with the receipt by the shareholders of the Company of the merger consideration and the preferred redemption amount (and any other applicable amounts) pursuant to the Merger or the preferred stock redemption, shall be treated as a distribution made in complete liquidation of the Company described in Section 331(a) of the Code and as in full payment in exchange for the Company’s stock (the “Intended Tax Treatment”). The Parties will prepare all tax returns in a manner consistent with the Intended Tax Treatment and no Party shall take any contrary or inconsistent position, whether in a tax return or otherwise, except to the extent otherwise required pursuant to a final determination by a taxing authority.

o	Spinco REIT Election. Spinco shall make an election to be treated as a real estate investment trust under Sections 856-860 of the Code and a protective election with the Company to be treated as a taxable REIT subsidiary under Section 856(l) of the Code, in each case effective as of the date of the Distribution.

o	Allocation of Taxes.

▪	The Company shall be responsible for, without duplication, (a) any taxes imposed with respect to any Combined Tax Return, (b) any taxes imposed on any member of the Company Group for any taxable period, (c) any imputed underpayments or related taxes imposed on or with respect to the Operating Partnership and attributable to the Company or any member of the Company Group for any taxable period, and (d) any taxes resulting from any inaccuracy in or breach by the Company or any member of the Company Group (or any successor) of any representation, warranty or covenant made by the Company in the separation-related agreements, in the case of clauses (a) through (c) above, other than any Spinco Taxes described in clause (b) in the immediately succeeding bullet (“Company Taxes”).

▪	Spinco and the Operating Partnership shall be responsible for, without duplication, (a) any taxes imposed on Spinco, the Operating Partnership or any of its Subsidiaries for any taxable period and (b) any taxes resulting from any inaccuracy in or breach by Spinco of any representation, warranty or covenant made by Spinco in the separation-related agreements, in the case of clause (a), other than any Company Taxes (“Spinco Taxes”).

o	Preparation of Tax Returns; Tax Proceedings.

▪	Consolidated, combined, affiliated or similar tax returns that include one or more members of the Company Group together with one or more members of the Spinco Group (a “Combined Tax Return”) will be prepared and filed (or cause to be prepared and filed) by the entity that is the common parent of such group (or otherwise the Party required to file such Combined Tax Return under applicable Law) for the relevant period.

▪	Any separate tax return required to be filed by the Company and any of its Subsidiaries (and any successor to the Company) (a “Company Tax Return”) will be prepared and filed (or cause to be prepared and filed) by the Company.

▪	Any separate tax return required to be filed by Spinco, the Operating Partnership or any of their respective Subsidiaries (a “Spinco Tax Return”) will be prepared and filed (or cause to be prepared and filed) by Spinco.

▪	To the extent any tax return required to be prepared and filed by a member of one group could reasonably be expected to reflect taxes for which a member of the other group is responsible, the parent of such other group will be afforded customary review and comment rights to the extent relating to such taxes, and the Company shall have approval rights (any such approval not to be unreasonably withheld, conditioned or delayed) over any Combined Tax Return that it is not responsible for preparing.

▪	Notwithstanding any of the foregoing, (a) all tax returns shall be prepared in accordance with the Intended Tax Treatment and (b) any tax returns of the Operating Partnership to the extent relating to the Internal Restructuring shall be prepared as determined by Spinco, subject to customary review and comment rights (and subject to customary dispute resolution procedures) to the extent such return could reasonably be expected to reflect Company Taxes, and no Party shall take any position inconsistent therewith, except to the extent otherwise required pursuant to a final determination by a taxing authority.

▪	Control rights and customary non-controlling party protections with respect to tax audits, reimbursement of taxes or other proceedings to be generally consistent with the foregoing.

7.	Allocation of Employee Liabilities: Spinco will assume all assets and Liabilities (whether or not such Liabilities arose or are asserted before, at or after the Distribution) relating to current and former service providers of the Company and its Subsidiaries and employee benefit plans and agreements, other than (a) as provided in Section 3.3 of the Agreement (cash out of Company Restricted Stock Awards) and (b) the employment payments set forth on Schedule B (the “Employment Payments”) to be paid to Ramin Kamfar, Jordan Ruddy, James Babb, Ryan MacDonald, Christopher Vohs, Michael Konig (through his wholly-owned entity, Konig & Associates, LLC) and Michael DiFranco (collectively, the “Applicable Individuals”) upon consummation of the Merger, which shall be assumed by Company Remainco so long as the applicable individual is employed by the Company or a Subsidiary as of immediately prior to the Closing and executes customary release documentation in favor of Company Remainco and Parent relating to (i) such individual’s employment or termination of employment with the Company and its Subsidiaries through the date of release and (ii) such individual’s (or its Affiliates’) capacity as a stockholder of the Company or partner in the Operating Partnership (which release shall exclude such individual’s right to receive the consideration he or she is entitled to under the Merger Agreement, including, but not limited to, the consideration he or she is entitled to with respect to any Company Restricted Stock Award), and Spinco will indemnify Company Remainco and Parent for any such claims made by such individual. Notwithstanding anything to the contrary in clause (b) of this Section 7, any Waived Employment Payments shall be assumed by Spinco.

8.	Bluerock Name and Bluerock Marks: Following the consummation of the Distribution, Company Remainco and its controlled Affiliates shall be permitted to use the “Bluerock” name and the Bluerock Marks (including, for the avoidance of doubt, BLUEROCK RESIDENTIAL GROWTH REIT (U.S. reg. no. 5114015) (the “BRE Trademark”)) for a period of 180 days for the purpose of winding down such use; provided that Company Remainco and its controlled Affiliates shall use commercially reasonable efforts to minimize and eliminate the use of the “Bluerock” name and the Bluerock Marks (including the BRE Trademark) as soon as reasonably practicable; provided, further, that from and after such 180 day period, Company Remainco and its controlled Affiliates may no longer use the “Bluerock” name or the Bluerock Marks (including the BRE Trademark or any trademark confusingly similar thereto and Company Remainco and its controlled Affiliates shall not purport to authorize any other persons to use such trademark, whether as a trademark, service mark, corporate, trade or d/b/a name, logo or otherwise). From and following the consummation of the Distribution, BRE, Spinco and their respective Affiliates shall cease all use of the BRE Trademark or any trademark confusingly similar thereto and shall not purport to authorize any other persons to use such trademark, whether as a trademark, service mark, corporate, trade or d/b/a name, logo or otherwise. Notwithstanding the foregoing, at all times after the consummation of the Distribution, Company Remainco and its controlled Affiliates shall be permitted to use the Bluerock Marks, and BRE, Spinco and their respective Affiliates shall be permitted to use the BRE Trademark, in each case (x) in legal and business materials that exist as of the date of the Distribution and are not visible to the general public, (y) in a neutral, non-trademark manner to describe the history of Company Remainco, BRE, Spinco and the relationship of the Parties and (z) as required by applicable Law; provided that such use does not give rise to a likelihood of confusion as to the source or origin of any goods or services or imply any endorsement by, or ongoing association with, BRE, (in the case of Company Remainco) Spinco, (in the case of Spinco) Company Remainco, or their respective controlled Affiliates.

9.	Insurance: The Company’s and its Subsidiaries’ occurrence-based policies will be allocated to Spinco (and its Subsidiaries). Company Remainco (and its Subsidiaries) will be entitled (at its cost) to make occurrence-based claims in respect of losses incurred prior to the Distribution under the Company and its Subsidiaries’ occurrence-based policies in effect as of the Distribution to the extent such policies provided coverage for Company Remainco (or any of its Subsidiaries) prior to the Distribution. The Company’s and its Subsidiaries’ property-level insurance policies will be allocated to Spinco to the extent they provided coverage for the Spinco assets. Company Remainco shall provide customary indemnity and cost reimbursement to Spinco to the extent resulting from access by Company Remainco to such insurance policies post-Distribution (including bearing all deductibles, retentions, coinsurance, fees, retroactive and/or future premium increase) and may not make any claim to the extent it would adversely affect Spinco’s relationship with any such insurer. Each Party will control its relationship with its own insurers post-Distribution.

10.	Conditions to the Distribution: The consummation of the Distribution shall be subject to conditions customary for public company spin-off transactions, including the following conditions:

o	All necessary permits and authorizations under the Securities Act and the Exchange Act relating to the issuance and trading of shares of Spinco Common Stock shall have been obtained and be in effect and such shares of Spinco Common Stock shall have been approved for listing on the applicable stock exchange.

o	The Company shall have received opinion(s) (which continue to be valid) in customary form from one or more nationally recognized valuation or accounting firms or investment banks reasonably acceptable to Parent, as to the solvency of Spinco after giving effect to the Distribution.

o	The Internal Restructuring shall have been completed in all material respects.

11.	Company Transaction Litigation:

a.	Following the Closing, Spinco shall control the defense, settlement or prosecution of any Company Transaction Litigation; provided that Spinco shall not compromise, settle or agree to compromise or settle any Company Transaction Litigation without Company Remainco’s prior written consent (not to be unreasonably withheld, conditioned or delayed). Following the Closing, Spinco shall, subject to the preservation of privilege and confidential information, give Company Remainco the opportunity to participate in (but not control) the defense or settlement of any Company Transaction Litigation and shall give due consideration to Company Remainco’s advice with respect to such Company Transaction Litigation.

b.	The first amount of Liabilities incurred by either Party or its Affiliates (whether arising before or after the Closing) relating to any Company Transaction Litigation (including the defense, settlement or prosecution thereof), including any indemnification obligations of Company Remainco (including pursuant to Section 6.8 of the Agreement) up to the Deductible Amount (as defined on Schedule C), will be borne by Company Remainco, with Liabilities above the Deductible Amount to be borne 25% by Spinco and 75% by Company Remainco.

c.	To the extent any Company Transaction Litigation results in the repayment of Spinco Debt, such repayment shall be borne by Spinco.

12.	Other Matters: The separation and distribution agreement shall contain other terms and conditions customary for public company spin-off transactions in conjunction with a business combination transaction with a third party involving the public company or the spun-off company, including as to confidentiality, legal privilege, litigation support, financial statement support, access to books and records, and replacement and release of guarantees and other credit support.